      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 2, 1998

                                                      REGISTRATION NO. 333-52109
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                        PRE-EFFECTIVE AMENDMENT NO. 2 TO


                                    FORM S-1

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                                  NATROL, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                          2833                  95-3560780
 (State or Other Jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
     of Incorporation or         Classification Code Number)     Identification
        Organization)                                                 No.)

                              21411 PRAIRIE STREET
                          CHATSWORTH, CALIFORNIA 91311
                                 (818) 739-6000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                ELLIOTT BALBERT
                CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                                  NATROL, INC.
                              21411 Prairie Street
                          Chatsworth, California 91311
                                 (818) 739-6000

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                         ------------------------------

                                   COPIES TO:

        JOHN R. LECLAIRE, P.C.                    JOHN A. BURGESS, ESQ.
        ANDREW F. VILES, ESQ.                    VIRGINIA K. KAPNER, ESQ.
     Goodwin, Procter & Hoar LLP                    Hale and Dorr LLP
            Exchange Place                           60 State Street
   Boston, Massachusetts 02109-2881            Boston, Massachusetts 02109
            (617) 570-1000                            (617) 526-6000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
                         ------------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / 333-

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / 333-

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED JULY 2, 1998

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                3,940,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                               ------------------


    Of the 3,940,000 shares of Common Stock offered hereby, 3,200,000 shares are being sold by the Company and 740,000 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of the shares by the Selling Stockholders.



    Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $12.00 and $14.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market upon completion of this offering under the symbol "NTOL."


    SEE "RISK FACTORS" COMMENCING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                      PRICE            UNDERWRITING          PROCEEDS            PROCEEDS
                                        TO            DISCOUNTS AND             TO              TO SELLING
                                      PUBLIC         COMMISSIONS (1)      COMPANY (2)(3)     STOCKHOLDERS (3)
Per Share.....................          $                   $                   $                   $
Total (3).....................          $                   $                   $                   $

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."


(2) Before deducting expenses payable by the Company estimated at $1,050,000.


(3) The Company and the Selling Stockholders have granted to the Underwriters a 30-day option to purchase up to 295,500 and 295,500, respectively, additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling
    Stockholders will be $      , $      , $      and $      , respectively. See
    "Underwriting."

                         ------------------------------


    The shares of Common Stock are offered by the several Underwriters subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Adams, Harkness & Hill, Inc., Boston,
Massachusetts, on or about       , 1998.


Adams, Harkness & Hill, Inc.
                     NationsBanc Montgomery Securities LLC
                                                              Piper Jaffray Inc.

                  The date of this Prospectus is       , 1998.

    [A photographic display of certain of the Company's products set against a graphic background with the Company's name and leaf logo prominently displayed at the top of the page and the text "Quality Dietary Supplements" directly below the logo.]


    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN THESE SECURITIES OR THE IMPOSITION OF PENALTY BIDS IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

    Natrol-Registered Trademark-, Kavatrol-TM-, My Favorite
Multiple-Registered Trademark-, Mood Support-TM-,
Quintessence-Registered Trademark-, Highgar Farms-Registered Trademark-, SAF-Registered Trademark-, Thera-C-TM-, Cravex-TM- and the Company's logo are trademarks of the Company and are used throughout this document as such. All other trademarks and trade names referred to in this Prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. INVESTORS SHOULD CAREFULLY CONSIDER THE RISK FACTORS CONTAINED IN THIS PROSPECTUS RELATED TO THE PURCHASE OF COMMON STOCK OF THE COMPANY. SEE "RISK FACTORS."

                                  THE COMPANY


    Natrol, Inc. ("Natrol" or the "Company") manufactures and markets branded, high-quality dietary supplements. The Company sells its products under the Natrol brand name through multiple distribution channels throughout the United States, including domestic health food stores and mass market drug, retail and grocery store chains. The Company's select line of more than 145 products consists of approximately 500 stock keeping units (i.e., units with different unit counts or dosage strengths, or "SKUs") and includes vitamins, minerals, herbs, specialty formulations, weight control products and hormones. The Company recently strengthened its product categories through an acquisition which included two brands of garlic products as well as a bulk ingredient business which supplies dehydrated vegetable products to other manufacturers. The Company's net sales have increased from $9.5 million in 1993 to $42.9 million in 1997.


    The total United States retail market for dietary supplements is highly fragmented and has experienced rapid growth, generating $6.5 billion in 1996 sales compared with $5.0 billion in 1994. The Company believes that this rapid growth is due to a number of factors, including: (i) the aging of the "baby boom" generation combined with consumers' tendency to purchase more dietary supplements as they age; (ii) the publication of research findings supporting the positive health effects of certain dietary supplements; (iii) increased media attention on the use and efficacy of dietary supplements; (iv) the nationwide trend toward preventive medicine in response to rising healthcare costs; (v) increased consumer interest in herbs and herb-related supplements; and (vi) increased interest in healthier lifestyles and the connection between diet and health.

    The Company has achieved growth within its industry by aggressively promoting the Natrol brand and regularly introducing new products to meet emerging trends and consumer demands. The Company uses a widespread multimedia marketing and advertising strategy to build strong recognition of the Natrol brand across multiple distribution channels. The Company invested 10.5%, 13.8% and 16.2% of its annual net sales on marketing and advertising in 1995, 1996 and 1997, respectively, and seeks to invest approximately 15% of its annual net sales on marketing and advertising on an ongoing basis. The Company's marketing strategy focuses on national print, radio and television advertising as well as cooperative advertising programs at the retail level. This strategy is designed to create consumer demand, build strong relationships with the Company's marketing partners and encourage retailers to carry more Natrol product categories and a greater number of SKUs within those categories. Recent national advertising initiatives include the "Natrol Health Minute," as heard on the nationally syndicated Dr. Laura Schlessinger and Rush Limbaugh radio shows, and commercials featured on the CNN/Turner Network.

    Since its inception, the Company has emphasized the ongoing development and marketing of new products in order to capitalize on and create market opportunities. As a part of its product development efforts, the Company introduced 34 new products with 53 SKUs in 1997 and 21 new products with 28 SKUs in the three months ended March 31, 1998. Recent proprietary product introductions include Kavatrol, Mood Support and the Natrol for Women product line. Products introduced by the Company in 1997 accounted for $8.9 million, or 20.7%, of the Company's net sales in 1997. Net sales of these products together with increased net sales of existing products enabled the Company to more than offset substantial declines in net sales of Melatonin and DHEA.

    The Company sells its products to health food stores through the leading national distributors of dietary supplements, including United Natural Foods and Tree of Life, as well as directly to GNC. The Company's mass market retail customers include major drug and retail chains, including Walgreens, American Drug Stores, Wal-Mart and Target, as well as grocery stores and supermarkets, including Dominick's, Ralphs and Von's. The Company's products are also available at a wide range of other distribution points, including mail order and the Internet, airport shops, resort hotels and salons. The Company manufactures substantially all of its products at its 90,000 square foot manufacturing facility/headquarters located in Chatsworth, California. The Company believes its manufacturing facility can support three times the Company's current sales volume.


    Natrol's objective is to manufacture and market high-quality dietary supplements that are strongly identified with the Natrol brand. The Company pursues this objective by: (i) continuing to build strong brand recognition;
(ii) expanding its presence and penetration in the health food store and mass market distribution channels; (iii) continuing to develop new products; (iv) expanding its bulk sales business; (v) developing additional distribution channels such as mail order and the Internet, direct selling (multi-level marketing as well as sales to health professionals), direct retail and international; and (vi) pursuing strategic acquisitions that allow it to broaden its product lines, increase the distribution channels it serves or otherwise complement its business or further its strategic goals.

                                  THE OFFERING

Common Stock offered by:
  The Company......................................  3,200,000 shares
  The Selling Stockholders.........................  740,000 shares
Common Stock to be outstanding after the offering
  (1)..............................................  13,000,000 shares
Use of proceeds....................................  To repay existing indebtedness, to redeem all outstanding shares of
                                                     Redeemable Preferred Stock, for capital
                                                     expenditures and for working capital
                                                     and other general corporate purposes,
                                                     including possible acquisitions. The
                                                     Company will not receive any of the
                                                     proceeds from the sale of shares of
                                                     Common Stock by the Selling
                                                     Stockholders. See "Use of Proceeds."
Proposed Nasdaq National Market symbol.............  NTOL

------------------------


(1) Excludes: (i) 720,000 shares of Common Stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $5.87 per share at June 30, 1998; and (ii) 750,000 and 225,000 additional shares of Common Stock reserved for issuance under the Company's 1996 Stock Option and Grant Plan, as amended (the "1996 Stock Plan"), and the Company's 1998 Employee Stock Purchase Plan (the "Purchase Plan"), respectively. Under the terms of the 1996 Stock Plan, the sale of the 3,200,000 shares offered by the Company hereby will result in the reservation for issuance of an additional 480,000 shares of Common Stock under the 1996 Stock Plan. See "Management--Employee Stock and Other Benefit Plans-- 1996 Stock Option and Grant Plan" and "--1998 Employee Stock Purchase Plan."


                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                                          YEAR ENDED       THREE MONTHS
                                                                                           DECEMBER           ENDED
                                                  YEAR ENDED DECEMBER 31,                  31, 1997         MARCH 31,
                                   -----------------------------------------------------      PRO      --------------------
                                     1993       1994       1995       1996       1997      FORMA(1)      1997       1998
                                   ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF INCOME
  DATA:
Net sales........................  $   9,484  $  12,214  $  23,566  $  40,802  $  42,875   $  51,583   $   9,909  $  13,116
Cost of goods sold...............      5,658      7,106     12,214     18,497     19,800      23,720       4,475      6,321
                                   ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
  Gross profit...................      3,826      5,108     11,352     22,305     23,075      27,863       5,434      6,795
                                   ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
Selling and marketing expenses...      2,194      2,552      4,458      8,736     11,398      13,353       2,990      3,477
General and administrative
  expenses.......................      1,197      1,739      3,378      5,431      4,450       7,632       1,055      1,230
                                   ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
  Total operating expenses.......      3,391      4,291      7,836     14,167     15,848      20,985       4,045      4,707
                                   ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
Operating income.................        435        817      3,516      8,138      7,227       6,878       1,389      2,088
Interest income (expense), net...         33        (25)       (19)        54       (220)     (1,057)        (35)      (131)
                                   ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
Income before income tax
  provision......................        468        792      3,497      8,192      7,007       5,821       1,354      1,957
Income tax provision.............        189        301      1,453      2,299(3)     2,816      2,327        544        782
                                   ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
Net income.......................  $     279  $     491  $   2,044  $   5,893  $   4,191   $   3,494   $     810  $   1,175
                                   ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
                                   ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
Basic earnings per share.........  $    0.05  $    0.08  $    0.34  $    0.94  $    0.59   $    0.49   $    0.11  $    0.17
                                   ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
                                   ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
Diluted earnings per share.......  $    0.05  $    0.08  $    0.34  $    0.83  $    0.41   $    0.34   $    0.08  $    0.11
                                   ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
                                   ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
Weighted average common shares
  outstanding-basic..............      6,000      6,000      6,000      6,275      7,100       7,100       7,100      7,100
                                   ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
                                   ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
Weighted average common shares
  outstanding-diluted............      6,000      6,000      6,000      7,065     10,273      10,273      10,262     10,273
                                   ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
                                   ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------

                                      THREE
                                     MONTHS
                                   ENDED MARCH
                                    31, 1998
                                       PRO
                                    FORMA(2)
                                   -----------

CONSOLIDATED STATEMENT OF INCOME
  DATA:
Net sales........................   $  14,948
Cost of goods sold...............       7,168
                                   -----------
  Gross profit...................       7,780
                                   -----------
Selling and marketing expenses...       4,002
General and administrative
  expenses.......................       1,676
                                   -----------
  Total operating expenses.......       5,678
                                   -----------
Operating income.................       2,102
Interest income (expense), net...        (285)
                                   -----------
Income before income tax
  provision......................       1,817
Income tax provision.............         727
                                   -----------
Net income.......................   $   1,090
                                   -----------
                                   -----------
Basic earnings per share.........   $    0.15
                                   -----------
                                   -----------
Diluted earnings per share.......   $    0.11
                                   -----------
                                   -----------
Weighted average common shares
  outstanding-basic..............       7,100
                                   -----------
                                   -----------
Weighted average common shares
  outstanding-diluted............      10,273
                                   -----------
                                   -----------

                                                                                             MARCH 31, 1998
                                                                                        -------------------------
                                                                                         ACTUAL    AS ADJUSTED(4)
                                                                                        ---------  --------------

                                                                                             (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.............................................................  $   2,229    $   22,042
Working capital.......................................................................      5,299        29,624
Total assets..........................................................................     32,029        51,843
Long-term debt, less current maturities...............................................      7,375        --
Convertible participating preferred stock.............................................     12,000        --
Total stockholders' equity (deficit)..................................................       (389)       43,311

------------------------------

(1) Gives effect to the Company's acquisition on February 27, 1998 (the "Pure-Gar Acquisition") of substantially all of the assets and assumption of specified liabilities of Pure-Gar L.P. ("Pure-Gar") as if such transaction had been completed on January 1, 1997. The pro forma consolidated statement of income data has been adjusted for the combined operating results of Natrol and Pure-Gar, amortization of goodwill associated with the Pure-Gar Acquisition, interest expense on the term loan and line of credit used to fund the Pure-Gar Acquisition, and related tax effects. The pro forma consolidated statement of income data includes a non-recurring legal settlement expense incurred by Pure-Gar of $733,000. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


(2) Gives effect to the Pure-Gar Acquisition as if such transaction had been completed on January 1, 1998. The pro forma consolidated statement of income data has been adjusted for the combined operating results of Natrol and Pure-Gar, amortization of goodwill associated with the Pure-Gar Acquisition, interest expense on the term loan and line of credit used to fund the Pure-Gar Acquisition and related tax effects. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


(3) In 1996, the Company was taxed under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code") for the period from July 1, 1996 through September 29, 1996, and was taxed under Subchapter C of the Code for the period from January 1, 1996 through June 30, 1996 and for the period from September 30, 1996 through December 31, 1996. Accordingly, the provision for income taxes for the period in which the Company was taxed as a Subchapter S corporation reflects primarily state income tax, if any. If the Company had been subject to taxation under Subchapter C of the Code for the entire year ended December 31, 1996, the pro forma provision for income taxes would have been $3.2 million and pro forma basic earnings per share and pro forma diluted earnings per share would have been $0.80 and $0.71, respectively.



(4) Gives effect to (i) the sale of 3,200,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $13.00 per share and the receipt and application of the estimated net proceeds therefrom as if such transaction had been completed on March 31, 1998 and
    (ii) the conversion of all outstanding shares of the Company's Convertible Participating Preferred Stock, par value $0.01 per share (the "Convertible Preferred Stock"), into shares of Common Stock and shares of the Company's Redeemable Preferred Stock, par value $0.01 per share (the "Redeemable Preferred Stock"), concurrently with the completion of this offering and the redemption of all shares of Redeemable Preferred Stock to be outstanding immediately following such conversion for $6.0 million. See "Use of Proceeds," "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


    THE RESULTS FOR THE INTERIM PERIODS ARE NOT NECESSARILY INDICATIVE OF THE RESULTS FOR THE FULL FISCAL YEAR. THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA SET FORTH ABOVE DO NOT PURPORT TO (I) REPRESENT WHAT THE CONSOLIDATED RESULTS OF OPERATIONS OF THE COMPANY WOULD HAVE BEEN IF THE TRANSACTIONS REFLECTED THEREIN HAD IN FACT OCCURRED AT THE ASSUMED DATES OR (II) PREDICT THE FUTURE CONSOLIDATED RESULTS OF OPERATIONS OF THE COMPANY.

                         ------------------------------


    The Company was incorporated under the laws of Delaware on October 1, 1997. The Company's predecessor was incorporated under the laws of California in 1980. The Company's principal executive offices are located at 21411 Prairie Street, Chatsworth, California 91311, and its telephone number is (818) 739-6000.

                            ------------------------


    EXCEPT AS OTHERWISE NOTED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION AND HAS BEEN ADJUSTED TO REFLECT (I) A 1-FOR-10 REVERSE STOCK SPLIT OF ALL CLASSES OF THE COMPANY'S CAPITAL STOCK EFFECTED ON JANUARY 15, 1998, (II) A 100-FOR-1 STOCK SPLIT OF THE COMMON STOCK EFFECTED ON JUNE 19, 1998, (III) THE CONVERSION OF ALL OUTSTANDING SHARES OF THE CONVERTIBLE PREFERRED STOCK INTO SHARES OF COMMON STOCK AND SHARES OF THE REDEEMABLE PREFERRED STOCK CONCURRENTLY WITH THE COMPLETION OF THIS OFFERING AND (IV) THE REDEMPTION OF ALL SHARES OF THE REDEEMABLE PREFERRED STOCK TO BE OUTSTANDING IMMEDIATELY FOLLOWING SUCH CONVERSION OF THE CONVERTIBLE PREFERRED STOCK. UNLESS THE CONTEXT OTHERWISE REQUIRES, ALL REFERENCES TO THE "COMPANY" OR "NATROL" MEAN NATROL, INC., ITS PREDECESSOR AND ITS SUBSIDIARIES.

                                  RISK FACTORS

    THE FOLLOWING RISK FACTORS SHOULD BE CAREFULLY CONSIDERED IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE PURCHASING THE COMMON STOCK OFFERED BY THIS PROSPECTUS. EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE DISCUSSION CONTAINED IN THIS PROSPECTUS CONTAINS "FORWARD-LOOKING STATEMENTS" THAT INVOLVE RISK AND UNCERTAINTIES. THESE STATEMENTS MAY BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "BELIEVES," "EXPECTS," "MAY," "WILL," "SHOULD" OR "ANTICIPATES" OR THE NEGATIVE THEREOF OR SIMILAR EXPRESSIONS OR BY DISCUSSIONS OF STRATEGY. THE CAUTIONARY STATEMENTS MADE IN THIS PROSPECTUS SHOULD BE READ AS BEING APPLICABLE TO ALL RELATED FORWARD-LOOKING STATEMENTS WHEREVER THEY APPEAR IN THIS PROSPECTUS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THIS PROSPECTUS. IMPORTANT FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED BELOW, AS WELL AS THOSE DISCUSSED ELSEWHERE HEREIN.

    EFFECT OF UNFAVORABLE PUBLICITY. The Company believes the dietary supplement market is affected by national media attention regarding the consumption of dietary supplements. Future scientific research or publicity may not be favorable to the dietary supplement industry or to any particular product, and may not be consistent with earlier favorable research or publicity. Because of the

Company's dependence on consumers' perceptions, adverse publicity associated with illness or other adverse effects resulting from the consumption of the Company's products or any similar products distributed by other companies and future reports of research that are perceived as less favorable or that question earlier research could have a material adverse effect on the Company's business, financial condition and results of operations. The Company is highly dependent upon consumers' perceptions of the safety and quality of its products as well as dietary supplements distributed by other companies. Thus, the mere publication of reports asserting that such products may be harmful or questioning their efficacy could have a material adverse effect on the Company's business, financial condition and results of operations, regardless of whether such reports are scientifically supported or whether the claimed harmful effects would be present at the dosages recommended for such products. See "--Absence of Conclusive Clinical Studies."

    DEPENDENCE ON NEW PRODUCTS. The Company believes growth of its net sales is substantially dependent upon its ability to introduce new products. The Company seeks to introduce additional products each year. The success of new products is dependent upon a number of factors, including the Company's ability to develop products that will appeal to consumers and respond to market trends in a timely manner. There can be no assurance that the Company's efforts to develop new products will be successful or that consumers will accept the Company's new products. In addition, products currently experiencing strong popularity and rapid growth may not maintain their sales over time. For example, the Company's net sales of DHEA, a specialty dietary supplement introduced by the Company in March 1996, peaked at $4.6 million for the three months ended December 31, 1996 and accounted for 39.5% of the Company's net sales in such period. In comparison, the Company's net sales of DHEA were only $273,000, or 2.1% of the Company's net sales, for the three months ended March 31, 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Business Strategy."

    GOVERNMENT REGULATION. The manufacture, packaging, labeling, advertising, promotion, distribution and sale of the Company's products are subject to regulation by numerous governmental agencies, the most active of which is the U.S. Food and Drug Administration (the "FDA"), which regulates the Company's products under the Federal Food, Drug and Cosmetic Act (the "FDCA") and regulations promulgated thereunder. The Company's products are also subject to regulation by, among other regulatory entities, the Consumer Product Safety Commission (the "CPSC"), the U.S. Department of Agriculture (the "USDA") and the Environmental Protection Agency (the "EPA"). Advertising and other forms of promotion and methods of marketing of the Company's products are subject to regulation by the U.S. Federal Trade Commission (the "FTC"), which regulates these activities under the Federal Trade

Commission Act (the "FTCA"). The manufacture, labeling and advertising of the Company's products are also regulated by various state and local agencies as well as those of each foreign country to which the Company distributes its products.

    The Company's products are generally regulated as dietary supplements under the FDCA, and are, therefore, not subject to pre-market approval by the FDA. However, these products are subject to extensive regulation by the FDA relating to adulteration and misbranding. For instance, the Company is responsible for ensuring that all dietary ingredients in a supplement are safe, and must notify the FDA in advance of putting a product containing a new dietary ingredient (i.e., an ingredient not marketed for use as a supplement before October 15, 1994) on the market and furnish adequate information to provide reasonable assurance of the ingredient's safety. Further, if the Company makes statements about the supplement's effects on the structure or function of the body, the Company must, among other things, have substantiation that the statements are truthful and not misleading. In addition, the Company's product labels must bear proper ingredient and nutritional labeling and the Company's supplements must be manufactured in accordance with current Good Manufacturing Practice regulations ("GMPs") for foods. The FDA has issued an advanced notice of proposed rulemaking to consider whether to develop specific GMP regulations for dietary supplements and dietary supplement ingredients. Such regulations, if promulgated, may be significantly more rigorous than current requirements and contain quality assurance requirements similar to GMPs for drug products. A product can be removed from the market if it is shown to pose a significant or unreasonable risk of illness or injury. Moreover, if the FDA determines that the "intended use" of any of the Company's products is for the diagnosis, cure, mitigation, treatment or prevention of disease, the product would meet the definition of a drug and would require pre-market approval of safety and effectiveness prior to its manufacture and distribution. Failure of the Company to comply with applicable FDA regulatory requirements may result in, among other things, injunctions, product withdrawals, recalls, product seizures, fines and criminal prosecutions.

    The Company's advertising of its dietary supplement products is subject to regulation by the FTC under the FTCA. Section 5 of the FTCA prohibits unfair methods of competition and unfair or deceptive acts or practices in or affecting commerce. Section 12 of the FTCA provides that the dissemination or the causing to be disseminated of any false advertisement pertaining to, among other things, drugs or foods, which includes dietary supplements, is an unfair or deceptive act or practice. Under the FTC's "substantiation doctrine," an advertiser is required to have a "reasonable basis" for all product claims at the time the claims are first used in advertising or other promotions. Failure to adequately substantiate claims may be considered either as a deceptive or unfair practice. Pursuant to this FTC requirement, the Company is required to have adequate substantiation for all advertising claims made about its products. The type of substantiation will be dependent upon the product claims made. For example, a health claim normally would require competent and reliable scientific evidence, while a taste claim would require only survey evidence.

    In recent years the FTC has initiated numerous investigations of dietary supplement and weight loss products and companies. The FTC is reexamining its regulation of advertising for dietary supplements and has announced that it will issue a guidance document to assist dietary supplement marketers in understanding and complying with the substantiation requirement. Upon release of this guidance document, Natrol will be required to evaluate its compliance with the guideline and may be required to change its advertising and promotional practices.

    On two occasions, claims made by the Company have been the subject of investigation by the FTC. In both matters, the FTC terminated its investigation without further action or any formal findings. The Company is not currently a party to any investigation, consent order or other decree of the FTC. The Company may be subject to investigation by the FTC in the future. If the FTC has reason to believe the law is being violated (e.g., the Company does not possess adequate substantiation for product claims), it can initiate enforcement action. The FTC has a variety of processes and remedies available to it for enforcement, both administratively and judicially, including compulsory process authority, cease and desist orders and injunctions. FTC enforcement could result in orders requiring, among other things, limits on advertising, consumer redress, divestiture of assets, rescission of contracts and such other relief as may be deemed necessary. Violation of such orders could result in substantial financial or other penalties. Any such action by the FTC could materially adversely affect the Company's ability to successfully market its products.

    The Company manufactures certain products pursuant to contracts with customers who distribute the products under their own or other trademarks. Such private label customers are subject to government regulations in connection with their purchase, marketing, distribution and sale of such products, and the Company is subject to government regulations in connection with its manufacture, packaging and labeling of such products. However, the Company's private label customers are independent companies, and their labeling, marketing and distribution of such products is beyond the Company's control. The failure of these customers to comply with applicable laws or regulations could have a material adverse effect on the Company's business, financial condition and results of operations.

    Governmental regulations in foreign countries where the Company plans to commence or expand sales may prevent or delay entry into the market or prevent or delay the introduction, or require the reformulation, of certain of the Company's products. Compliance with such foreign governmental regulations is generally the responsibility of the Company's distributors in those countries. These distributors are independent contractors over whom the Company has limited control.

    The Company may be subject to additional laws or regulations by the FDA or other federal, state or foreign regulatory authorities, the repeal of laws or regulations which the Company considers favorable, such as the Dietary Supplement Health and Education Act of 1994 ("DSHEA"), or more stringent interpretations of current laws or regulations, from time to time in the future. The Company is unable to predict the nature of such future laws, regulations, interpretations or applications, nor can it predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products that cannot be reformulated, imposition of additional recordkeeping requirements, expanded documentation of the properties of certain products, or expanded or different labeling or scientific substantiation. Any or all of these requirements could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Regulatory Matters."

    PRODUCT LIABILITY. The Company, like other retailers, distributors and manufacturers of products designed for human consumption, faces an inherent risk of exposure to product liability claims in the event that the use of its products results in injury. The Company may be subjected to various product liability claims, including, among others, that its products include inadequate instructions for use or inadequate warnings concerning possible side effects and interactions with other substances. In addition, although the Company maintains strict quality controls and procedures, including the quarantine and testing of raw materials and qualitative and quantitative testing of selected finished products, there can be no assurance that the Company's products will not contain contaminated substances. In addition, in certain cases the Company relies on third party manufacturers for its products. With respect to product liability claims, the Company has $2.0 million in aggregate liability insurance. If such claims should exceed $2.0 million, the Company has excess umbrella liability insurance of up to $15.0 million. However, there can be no assurance that such insurance will continue to be available at a reasonable cost, or, if available, will be adequate to cover liabilities. The Company generally seeks to obtain contractual indemnification from parties supplying raw materials for its products or manufacturing or marketing its products, and to be added as an additional insured under such parties' insurance policies. Any such indemnification or insurance, however, is limited by its terms and any such indemnification, as a practical matter, is limited to the creditworthiness of the indemnifying party. In the event that the Company does not have adequate insurance or contractual indemnification, product liabilities relating to its products could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Legal Matters."

    DEPENDENCE ON SIGNIFICANT CUSTOMERS. Net sales to Walgreens accounted for 15.3% of the Company's net sales for the three months ended March 31, 1998 and 17.7% and 12.6% of the Company's net sales in 1997 and 1996, respectively. Net sales to Tree of Life accounted for 10.4% of the Company's net sales for the three months ended March 31, 1998 and 11.6% and 10.2% of the Company's net sales in 1997 and 1996, respectively. Net sales to GNC accounted for 3.0% of the Company's net sales for the three months ended March 31, 1998 and 2.3% and 14.5% of the Company's net sales in 1997 and 1996, respectively. The Company does not have long-term contracts with any of its customers. There can be no assurance that Walgreens, Tree of Life or the Company's other major customers will continue as major customers of the Company. The loss of either Walgreens or Tree of Life as a major customer, the loss of a significant number of other major customers, or a significant reduction in purchase volume by or financial difficulty of such customers, for any reason, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Sales and Distribution."

    DEPENDENCE ON KEY PERSONNEL. The Company believes that its continued success depends to a significant extent on the management and other skills of Elliott Balbert, the Company's Chairman, Chief Executive Officer and President, and its senior management team, as well as its ability to attract other skilled personnel. Many of the Company's employees are not covered by a non-competition agreement, and the ability of the Company to enforce such an agreement in California, the state in which the Company's operations are principally located, is limited and uncertain. The loss or unavailability of the services of Mr. Balbert or the other members of the Company's senior management team or the inability to attract other skilled personnel could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management."

    ABILITY TO MANAGE GROWTH. The Company believes that continued growth may strain the Company's management, operations, sales and administrative personnel and other resources. In order to serve the needs of its existing and future customers, the Company has increased and intends to continue to increase its workforce, which requires the Company to attract, train, motivate, manage and retain qualified employees. The Company's ability to manage further growth depends in part upon the Company's ability to expand its operating, management, information and financial systems, and production capacity, which may significantly increase its future operating expenses. No assurance can be given that the Company's business will grow in the future or that the Company will be able to effectively manage such growth. The Company's inability to manage its growth successfully could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business-- Business Strategy."

    RISKS ASSOCIATED WITH ACQUISITIONS. The Company recently completed its first acquisition and expects to pursue additional acquisitions in the future as a part of its business strategy. The Company faces significant competition for acquisition opportunities from numerous companies, many of which have greater financial resources than the Company. Accordingly, there can be no assurance that attractive acquisition opportunities will be available to the Company. There can be no assurance that the Company will be able to obtain financing for or otherwise consummate any future acquisitions. Moreover, acquisitions involve numerous risks, including the risk that the acquired business will not perform in accordance with expectations, difficulties in the integration of the operations and products of the acquired businesses with those of the Company, the diversion of the Company's management's attention from other aspects of the Company's business, the risks associated with entering geographic and product markets in which the Company has limited or no direct prior experience and the potential loss of key employees of the acquired business. The acquisition of another business can also subject the Company to liabilities and claims arising out of such business. Future acquisitions would likely require additional financing, which would likely result in an increase in the Company's indebtedness or the issuance of additional capital stock, which may be dilutive to the Company's stockholders, including purchasers of shares offered hereby. In addition, to the extent the Company has outstanding indebtedness under the Company's credit facility or is required to incur indebtedness thereunder to consummate an acquisition, the consent of the lender under the credit facility will be required prior to such acquisition.


    The Pure-Gar Acquisition resulted in a significant increase in the Company's goodwill and any future acquisitions may result in additional goodwill and related amortization expense. At March 31, 1998, goodwill on the Company's balance sheet was $9.0 million, representing 28.0% of the Company's total assets at that date. In the event of any sale or liquidation of the Company or a portion of its assets, there can be no assurance that the value of the Company's intangible assets will be realized. In addition, the Company continually evaluates whether events and circumstances have occurred indicating that any portion of the remaining balance of the amount allocable to the Company's intangible assets may not be recoverable. When factors indicate that the amount allocable to the Company's intangible assets should be evaluated for possible impairment, the Company may be required to reduce the carrying value of such assets. Any future determination requiring the write-off of a significant portion of unamortized intangible assets could have a material adverse effect on the Company's business, financial condition and operating results.

    The Company regularly evaluates potential acquisitions of other businesses, products and product lines and may hold discussions regarding such potential acquisitions. As a general rule, the Company will publicly announce such acquisitions only after a definitive agreement has been signed. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources" and "Business--Business Strategy."

    ABSENCE OF CONCLUSIVE CLINICAL STUDIES. Although many of the ingredients in the Company's products are vitamins, minerals, herbs and other substances for which there is a long history of human consumption, some of the Company's products contain ingredients for which no such history exists. In addition, although the Company believes all of its products are safe when taken as directed by the Company, there is little long-term experience with human consumption of certain of these product ingredients in concentrated form. Accordingly, there can be no assurance that the Company's products, even when used as directed, will have the effects intended or will not have harmful side effects. Any such unintended effects may result in adverse publicity or product liability claims which could have a material adverse effect on the Company's business, financial condition and results of operations. See "--Effect of Unfavorable Publicity" and "--Product Liability."


    COMPETITION. The dietary supplement industry is highly competitive. Numerous companies, many of which have greater size and financial, personnel, distribution and other resources than the Company, compete with the Company in the development, manufacture and marketing of dietary supplements. The Company's principal competition in the health food store distribution channel comes from a limited number of large nationally known manufacturers and many smaller manufacturers of dietary supplements. In the mass market distribution channel, the Company's principal competition comes from broadline manufacturers, major private label manufacturers and other companies. In recent years, a number of the Company's competitors have begun to market and sell their products under different labels in both the health food store and the mass market distribution channels. In addition, large pharmaceutical companies and packaged food and beverage companies compete with the Company on a limited basis in the dietary supplement market. With respect to Ester-C and the Company's Natrol Premium category, the Company faces significant additional competition from large pharmaceutical companies that market vitamins, multivitamins and minerals in the mass market distribution channel. Increased competition from such companies could have a material adverse effect on the Company because such companies have greater financial and other resources available to them and possess manufacturing, distribution and marketing capabilities far greater than those of the Company. The Company also faces competition in both the health food store and mass market distribution channels from private label dietary supplements and multivitamins offered by health and natural food store chains, drugstore chains, mass merchandisers and supermarket chains. See "Business--Competition."


    RISKS ASSOCIATED WITH SUPPLY OF RAW MATERIALS. The Company obtains all of its raw materials for the manufacture of its products from third-party suppliers. Many of the raw materials used in the Company's products are harvested internationally. With the exception of bulk garlic and Ester-C-Registered Trademark-, the Company does not have contracts with any suppliers committing such suppliers to provide the materials required for the production of its products. In the last few years, natural vitamin E, beta carotene and melatonin have had significant price fluctuations as a result of short supply or increases in demand. The Company has experienced occasional shortages of raw materials for a limited number of its products. There can be no assurance that suppliers, including suppliers of bulk garlic and Ester-C, will provide the raw materials needed by the Company in the quantities requested or at a price the Company is willing pay. Because the Company does not control the actual production of these raw materials, it is also subject to delays caused by interruption in production of materials based on conditions not within its control. Such conditions include job actions or strikes by employees of suppliers, weather, crop conditions, transportation interruptions and natural disasters or other catastrophic events. With respect to products that are sold by the Company under the supplier's trademark, such as Ester-C and Tonalin-Registered Trademark-, the Company is limited to that single supplier as a source of raw material for that product. As a result, any shortage of raw materials from that supplier would adversely affect the Company's ability to manufacture that product. The inability of the Company to obtain adequate supplies of raw materials for its products at favorable prices, or at all, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Manufacturing and Product Quality."

    SALES AND EARNINGS VOLATILITY. The Company's sales and earnings continue to be subject to volatility based upon, among other things: (i) trends and general conditions in the dietary supplement industry and the ability of the Company to recognize such trends and effectively introduce and market new products in response to such trends; (ii) the introduction of new products by the Company or its competitors; (iii) the loss of one or more significant customers; (iv) increased media attention on the use and efficacy of dietary supplements; (v) consumers' perceptions of the products and operations of the Company or its competitors; and (vi) the availability of raw materials from suppliers. Sales and earnings volatility as a result of the foregoing factors may affect the Company's operating results from period to period which may adversely affect the market price of the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    RISKS ASSOCIATED WITH MANUFACTURING. The Company's results of operations are dependent upon the continued operation of its manufacturing facility in Chatsworth, California, at its current levels. The operation of dietary supplement manufacturing plants involves many risks, including the breakdown, failure or substandard performance of equipment, natural and other disasters, and the need to comply with the requirements of directives of government agencies, including the FDA. In particular, the Company's manufacturing facility is located in southern California, a geographic area that has historically been prone to earthquakes, which in some cases have been catastrophic. Prior to the Company's lease and build-out of the building in which its manufacturing facility is located, the building was severely damaged in a major earthquake on January 17, 1994, the epicenter of which was within five miles of the building. Although the building was rebuilt with an enhanced ability to withstand earthquakes and conforms to current local and state code requirements, the Company's manufacturing facility could be damaged or destroyed in the event of an earthquake. Any such damage or destruction would have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not carry earthquake insurance because such insurance is unobtainable on commercially reasonable terms in the Company's geographic location. The Company's softgel and liquid products are manufactured by outside contractors. The Company's profit margins on these products and its ability to deliver these products on a timely basis are dependent on the ability of the outside manufacturers to continue to supply products that meet the Company's quality standards in a timely and cost-efficient manner. The occurrence of any of the foregoing or other material operational problems could have a material adverse effect on the Company's business, financial condition and results of operations during the period of such operational difficulties. See "Business--Manufacturing and Product Quality."

    RELIANCE ON INDEPENDENT BROKERS. The Company places significant reliance on a network of independent brokers to act as its primary sales force to mass market retailers. Although the Company employs management personnel, including regional sales managers, to closely monitor the brokers, such brokers are not employed or otherwise controlled by the Company and are generally free to conduct their business at their own discretion. Although these brokers enter into contracts with the Company, such contracts typically can be terminated upon 30 days notice by the Company or the independent broker. The simultaneous loss of the services of a number of these independent brokers could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Sales and Distribution."

    NO ASSURANCE OF FUTURE INDUSTRY GROWTH. Market data referred to in this Prospectus and otherwise available to prospective investors regarding the size and projected growth rates of the market for dietary supplements generally indicate that this market is large and growing. However, there can be no assurance that such market is as large as reported or that such projected growth will occur or continue. Market data and projections such as those presented in this Prospectus are inherently uncertain, subject to change and generally not available for 1997 and 1998. In addition, the underlying market conditions are subject to change based on economic conditions, consumer preferences and other factors that are beyond the Company's control. An adverse change in size or growth rate of the market for dietary supplements is likely to have a material adverse effect on the Company's business, financial condition and results of operations.

    INTELLECTUAL PROPERTY PROTECTION. The Company's policy is to pursue registrations for all of the trademarks associated with its key products. The Company relies on common law trademark rights to protect its unregistered trademarks as well as its trade dress rights. Common law trademark rights generally are limited to the geographic area in which the trademark is actually used, while a United States federal registration of a trademark enables the registrant to stop the unauthorized use of the trademark by any third party anywhere in the United States. The Company intends to register its trademarks in certain foreign jurisdictions where the Company's products are sold. However, the protection available, if any, in such jurisdictions may not be as extensive as the protection available to the Company in the United States.


    Currently, the Company has received one United States patent for its Kavatrol product, has a second United States patent application pending for a method of using its Kavatrol product and has received two United States patents on its amino acid products, SAF and SAF for Kids. To the extent the Company does not have patents on its products, another company may replicate one or more of the Company's products.


    Although the Company seeks to ensure that it does not infringe the intellectual property rights of others, there can be no assurance that third parties will not assert intellectual property infringement claims against the Company. Natrol was contacted in June 1997 by a third party that claimed Natrol's marketing of melatonin infringed the third party's patents relating to a method of using melatonin and sought to license such patents to Natrol. Since Natrol does not believe its marketing of melatonin infringes the third party's patent claims, Natrol has declined to enter into a license agreement with the third party. Any infringement claims by third parties against the Company may have a material adverse effect on the Company's business, financial condition and results of operations. See "Business-- Trademarks and Patents."

    MATERIAL BENEFIT TO INSIDERS. In September 1996, the Company and its stockholders completed a series of transactions involving TA Associates, Inc., a private equity firm based in Boston, Massachusetts, and the then current stockholders of the Company (the "TA Transaction"). In connection with the TA

Transaction, investment funds associated with TA Associates, Inc. (the "TA Investors") purchased from the Company's then current stockholders and the Company an aggregate of 27,000 shares of Convertible Preferred Stock of the Company. Upon the completion of this offering, the Convertible Preferred Stock will convert into 2,700,000 shares of Common Stock and 13,500 shares of Redeemable Preferred Stock. As required by the terms of the Redeemable Preferred Stock, the Company will immediately redeem all of the shares of the Redeemable Preferred Stock upon issuance for $6.0 million, representing approximately 15.9% of the estimated net proceeds to be received by the Company from this offering at an assumed initial public offering price of $13.00 per share. See "Use of Proceeds," "Certain Transactions" and "Principal and Selling Stockholders."

    EFFECTIVE CONTROL BY PRINCIPAL STOCKHOLDERS. After giving effect to the sale of the shares of Common Stock offered hereby, Elliott Balbert, the Company's Chairman, Chief Executive Officer and President, and the TA Investors will beneficially own in the aggregate approximately 48.7% (45.3% assuming exercise of the Underwriters' over-allotment option in full) and 16.6% (16.2% assuming exercise of the Underwriters' over-allotment option in full), respectively, of the outstanding Common Stock. As a result, Mr. Balbert and the TA Investors will be able to control or exert significant influence over the outcome of fundamental corporate transactions requiring stockholder approval, including, but not limited to mergers and sales of assets and the election of the members of the Company's Board of Directors. See "Principal and Selling Stockholders" and "Shares Eligible for Future Sale."


    SHARES ELIGIBLE FOR FUTURE SALE. Sales of substantial amounts of Common Stock in the public market after this offering could adversely affect the market price of the Common Stock. In addition to the 3,940,000 shares of Common Stock offered hereby, up to approximately 8,760,000 shares of Common Stock owned by current stockholders of the Company will be eligible for sale in the public market pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), beginning on the later of 90 days after the date of this Prospectus, and 120,000 shares of Common Stock owned by a current stockholder of the Company will be eligible for sale in the public market in accordance with Rule 701 under the Securities Act beginning 90 days after the date of this Prospectus. In addition 180,000 shares subject to sale under Rule 701 are subject to vesting provisions and will become eligible for sale in the public market at various times as they become vested. All executive officers and directors, certain stockholders of the Company, who in the aggregate will hold 9,010,000 shares of Common Stock (after giving effect to the sale of 740,000 shares by the Selling Stockholders in the offering) and the holders of options to purchase 650,000 shares of Common Stock, have agreed, pursuant to certain Lock-up Agreements (the "Lock-up Agreements"), that until 180 days after the date of this Prospectus, they will not, directly or indirectly, offer, sell, assign, transfer, encumber, contract to sell, grant an option to purchase, make a distribution of, or otherwise dispose of, any shares of Common Stock, or any securities convertible into or exchangeable for shares of Common Stock, otherwise than (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree in writing as a condition precedent to such gift or gifts to be bound by the terms of the Lock-up Agreements, or (ii) with the prior written consent of Adams, Harkness & Hill, Inc. Stockholders of the Company who in the aggregate will hold 2,160,000 shares of Common Stock following the offering have the right on any date after three months after this offering to require the Company to register their shares under the Securities Act for resale to the public (i) on Form S-1, if the anticipated net aggregate proceeds exceed $10.0 million (provided that only one registration on Form S-1 is required) and
(ii) on Form S-3 if the anticipated net aggregate sale price of such registered shares exceeds $500,000 (provided that only one registration on Form S-3 is required in any 12 month period). All of such holders are subject to a Lock-up Agreement. Sales of substantial amounts of Common Stock (including shares issued in connection with future acquisitions which may be issued with registration rights), or the availability of such shares for sale, may adversely affect the prevailing market price for the Common Stock and could impair the Company's ability to obtain additional capital through an offering of its equity securities. See "Shares Eligible for Future Sale."

    ABSENCE OF A PUBLIC TRADING MARKET; OFFERING PRICE; POSSIBLE VOLATILITY OF STOCK PRICE. Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that an active market will develop or be sustained following the consummation of this offering. Consequently, the offering price of the Common Stock will be determined by negotiation between the Company, the Selling Stockholders and the representatives of the several Underwriters based on several factors and will not necessarily reflect the market price of the Common Stock after this offering or the price at which the Common Stock may be sold in the public market after this offering. See "Underwriting" for a description of the factors to be considered in determining the initial public offering price. Following the completion of this offering, the trading price of the Common Stock could be subject to wide fluctuations in response to quarter-to-quarter variations in the Company's operating results, material announcements by the Company or its competitors, governmental regulatory action, conditions in the dietary supplement industry, or other events or factors, many of which are beyond the Company's control. In addition, the stock market has historically experienced extreme price and volume fluctuations which have particularly affected the market prices of many dietary supplement companies and which often have been unrelated to the operating performance of such companies. The Company's operating results in future quarters may be below the expectations of securities analysts and investors. In such event, the price of the Common Stock would likely decline, perhaps substantially. See "Underwriting."

    COMPUTER SYSTEMS AND YEAR 2000 ISSUES. Many existing computer programs and databases use only two digits to identify a year in the date field (i.e., 98 would represent 1998). These programs and databases were designed and developed without considering the impact of the upcoming millennium. If not corrected, many computer systems could fail or create erroneous results relating to the year 2000. The Company does not anticipate any significant costs, problems or uncertainties associated with becoming Year 2000 compliant and is currently developing a plan to ensure that its computer systems are modified to be compliant on a timely basis. Failure of the Company, its software providers or the Company's customers or suppliers to adequately address the Year 2000 issue could result in misstatement of reported financial information or otherwise adversely affect the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."


    DIVIDEND POLICY. The Company has not declared cash dividends on its Common Stock since it ceased to be an S-corporation on September 30, 1996 and the Company does not anticipate paying cash dividends on its Common Stock in the foreseeable future. Under Delaware law, the Company is permitted to pay dividends only out of its surplus, or, if there is no surplus, out of its net profits. Under the terms of the Company's credit facility, the Company is required to utilize 25% of annual Excess Cash Flow (as defined in the Company's credit facility) to prepay outstanding indebtedness thereunder, which may have the effect of limiting the Company's ability to pay cash dividends. In addition, the payment of cash dividends may be prohibited under agreements governing debt which the Company may incur in the future. See "Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."


    ANTI-TAKEOVER PROVISIONS. Certain provisions of the Company's Amended and Restated Certificate of Incorporation (the "Certificate") and By-laws (the "By-laws"), certain sections of the Delaware General Corporation Law, and the ability of the Board of Directors to issue shares of preferred stock and to establish the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors (including takeovers which stockholders may deem to be in their best interests). Such provisions include, among other things, a classified Board of Directors serving staggered three-year terms, the elimination of stockholder voting by written consent, the removal of directors only for cause, the vesting of exclusive authority in the Board of Directors to determine the size of the Board of Directors and (subject to certain limited exceptions) to fill vacancies thereon, the vesting of exclusive authority in the Board of Directors (except as otherwise required by law) to call special meetings of stockholders and certain advance notice requirements for stockholder proposals and nominations for election to the Board of Directors. These provisions, and the ability of the Board of Directors to issue preferred stock without further action by stockholders, could delay or frustrate the removal of incumbent directors or the assumption of control by stockholders and also could discourage or make more difficult a merger, tender offer or proxy contest, even if such events would be beneficial to the interest of stockholders. The Company will be subject to Section 203 of the Delaware General Corporation Law which, in general, imposes restrictions upon certain acquirors (including their affiliates and associates) of 15% or more of the Company's Common Stock. See "Description of Capital Stock--Certain Provisions of Certificate of Incorporation and By-Laws" and "--Statutory Business Combination Provision."


    IMMEDIATE AND SUBSTANTIAL DILUTION. Purchasers of the Common Stock in this offering will incur immediate and substantial dilution in the net tangible book value per share of Common Stock. At an assumed initial public offering price of $13.00 per share (the midpoint of the range set forth on the cover page of this Prospectus), investors in this offering will incur dilution of $10.36 per share. See "Dilution."

                                USE OF PROCEEDS


    The net proceeds to the Company from the sale of the 3,200,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $13.00 per share, after deducting the estimated underwriting discounts and estimated offering expenses payable by the Company, are estimated to be $37.6 million ($41.2 million if the Underwriters' over-allotment option is exercised in full). The Company expects to use the net proceeds as follows: (i) approximately $8.5 million to repay all of the Company's outstanding indebtedness under its existing bank credit facility with Wells Fargo Bank, N.A. (the "Credit Facility"), including fees and accrued and unpaid interest; (ii) $6.0 million to redeem all Redeemable Preferred Stock; (iii) approximately $1.0 million to fund additional capital expenditures related to the Company's manufacturing facility; and (iv) the balance of approximately $22.1 million for working capital and other general corporate purposes. The Company routinely evaluates potential acquisitions of businesses and products that would complement or expand the Company's business or further its strategic goals. The Company may use a portion of the net proceeds from this offering for one or more such transactions; however, it currently has no commitments or agreements with respect to such transactions. Pending such use, the balance of the net proceeds will be invested in short-term, investment grade, interest bearing obligations. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."



    The Credit Facility consists of a $9.0 million term loan (the "Term Loan") and an $8.0 million revolving line of credit (the "Line of Credit"). The Term Loan matures in February 2004 and the Line of Credit expires in May 2001. As of June 30, 1998, the Company had no outstanding indebtedness under the Line of Credit and the outstanding principal balance of the Term Loan was $8.5 million. Amounts outstanding under the Credit Facility bear interest at variable rates which are based upon either the prime rate or LIBOR, plus in either case a margin which varies according to the Company's compliance with certain financial ratios. The interest rate on such indebtedness at June 30, 1998 was 7.41% per annum. The Company incurred $11.0 million in indebtedness under the Credit Facility in connection with the Pure-Gar Acquisition in February 1998. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."


                                DIVIDEND POLICY

    The Company has not declared any cash dividends on its Common Stock since it ceased to be an S corporation on September 30, 1996. The Company currently intends to retain its earnings for future growth and, therefore, does not anticipate paying cash dividends in the foreseeable future. Under Delaware law, the Company is permitted to pay dividends only out of its surplus, or, if there is no surplus, out of its net profits. Under the terms of the Credit Facility, the Company is required to utilize 25% of annual Excess Cash Flow (as defined in the Credit Facility) to prepay outstanding indebtedness thereunder, which may have the effect of limiting the Company's ability to pay cash dividends. In addition, the payment of cash dividends may be prohibited under agreements governing debt which the Company may incur in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of March 31, 1998 (i) on an actual basis, (ii) on a pro forma basis to give effect to the conversion of the Convertible Preferred Stock and (iii) as adjusted to give effect to the sale of the 3,200,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $13.00 per share and the application of the estimated net proceeds therefrom as described in "Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements of the Company and Notes thereto included elsewhere in this Prospectus.

                                                                                        MARCH 31, 1998
                                                                             ------------------------------------
                                                                              ACTUAL     PRO FORMA   AS ADJUSTED
                                                                             ---------  -----------  ------------

                                                                                        (IN THOUSANDS)
Current maturities of long-term debt(1)....................................  $   1,500   $   1,500    $       --
                                                                             ---------  -----------  ------------
                                                                             ---------  -----------  ------------
Long-term debt, less current maturities(1).................................  $   7,375   $   7,375    $       --
                                                                             ---------  -----------  ------------
Convertible Participating Preferred Stock, $0.01 par value per share:
  27,000 shares authorized; 27,000 shares issued and outstanding, actual;
  no shares authorized, issued or outstanding on a pro forma basis and as
  adjusted.................................................................     12,000          --            --
Redeemable Preferred Stock, $0.01 par value per share: 13,500 shares authorized; no shares issued or outstanding, actual; 13,500 shares issued and outstanding on a pro forma basis; no shares authorized, issued or
  outstanding, as adjusted(2)..............................................         --       6,000            --
Stockholders' equity:
  Preferred Stock, $0.01 par value per share: no shares authorized, issued or outstanding, actual; 2,000,000 shares authorized, no shares issued
    or outstanding on a pro forma basis and as adjusted....................         --          --            --
  Common Stock, $0.01 par value per share: 10,550,000 shares authorized,
    7,100,000 shares issued and outstanding, actual; 50,000,000 shares authorized, and 9,800,000 shares issued and outstanding on a pro forma basis; 50,000,000 shares authorized, 13,000,000 shares issued and
    outstanding, as adjusted(3)............................................         71          98           130
Additional paid-in capital.................................................        560      12,533        50,201
Retained earnings (deficit)(4).............................................       (457)     (6,457)       (6,457)
Receivable from stockholder................................................       (563)       (563)         (563)
                                                                             ---------  -----------  ------------
    Total stockholders' equity (deficit)...................................       (389)      5,611        43,311
                                                                             ---------  -----------  ------------
        Total capitalization...............................................  $  18,986   $  18,986    $   43,311
                                                                             ---------  -----------  ------------
                                                                             ---------  -----------  ------------


------------------------------

(1) See Notes 3 and 9 of Notes to Consolidated Financial Statements for information concerning long-term debt obligations.

(2) Upon completion of this offering and as presented on a pro forma basis, the outstanding shares of Convertible Preferred Stock will convert into an aggregate of 2,700,000 shares of Common Stock and an aggregate of 13,500 shares of Redeemable Preferred Stock. All shares of Redeemable Preferred Stock will be redeemed for an aggregate of $6.0 million in cash and retired as presented on an as adjusted basis. See "Use of Proceeds" and "Certain Transactions."


(3) Excludes: (i) 720,000 shares of Common Stock currently issuable upon exercise of outstanding stock options, including options with respect to 320,000 shares of Common Stock granted subsequent to March 31, 1998; (ii) 750,000 additional shares of Common Stock available for future grants under the 1996 Stock Plan as of June 30, 1998; and (iii) 225,000 additional shares of Common Stock available for future sales under the Purchase Plan. Under the terms of the 1996 Stock Plan, the sale of the 3,200,000 shares offered by the Company hereby will result in the reservation for issuance of an additional 480,000 shares of Common Stock under the 1996 Stock Plan. See "Management--Employee Stock and Other Benefit Plans--1996 Stock Option and Grant Plan" and "--1998 Employee Stock Purchase Plan."


(4) Reflects a decrease in retained earnings (deficit) for an aggregate of $6.0 million for the redemption of the Redeemable Preferred Stock. See "Use of Proceeds" and "Certain Transactions."

                                    DILUTION

    The pro forma net tangible book value of the Common Stock as of March 31, 1998 was $(9.4) million, or $(0.96) per share. Pro forma net tangible net book value per share represents the amount of total tangible assets of the Company less total liabilities of the Company divided by the number of Common Stock outstanding, including all outstanding stock grants and excluding all outstanding stock options.

    After giving effect to the sale of the 3,200,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $13.00 per share the receipt and application by the Company of the estimated net proceeds therefrom, the pro forma net tangible book value of the Common Stock as of March 31, 1998 would have been $34.3 million, or $2.64 per share. This represents an immediate increase in pro forma net tangible book value $3.60 per share to existing stockholders and an immediate dilution to $10.36 per share to purchasers of Common Stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share......................             $   13.00
    Pro forma net tangible book value per share at March 31, 1998....  $   (0.96)
    Increase per share attributable to new stockholders..............       3.60
                                                                       ---------
Pro forma net tangible book value per share after the offering.......                  2.64
                                                                                  ---------
Pro forma net tangible book value dilution per share to new
  stockholders.......................................................             $   10.36
                                                                                  ---------
                                                                                  ---------

    The following table summarizes, on a pro forma basis as of March 31, 1998 after giving effect to the conversion of all outstanding shares of Convertible Preferred Stock, the differences between existing stockholders and the new stockholders with respect to the number of shares of Common Stock purchased from the Company, the total consideration and the average price per share paid:

                                             SHARES PURCHASED           TOTAL CONSIDERATION
                                        --------------------------  ---------------------------  AVERAGE PRICE PAID
                                           NUMBER        PERCENT        AMOUNT        PERCENT         PER SHARE
                                        -------------  -----------  --------------  -----------  -------------------
Existing stockholders.................      9,800,000        75.4%  $    2,145,150         4.9%       $    0.22
New stockholders......................      3,200,000        24.6       41,600,000        95.1            13.00
                                        -------------       -----   --------------       -----
    Total.............................     13,000,000       100.0%  $   43,745,150       100.0%
                                        -------------       -----   --------------       -----
                                        -------------       -----   --------------       -----


    Other than as noted above, the foregoing computations assume no exercise of any outstanding stock options after March 31, 1998 or the Underwriters' over-allotment option. As of March 31, 1998, options to purchase 400,000 shares of Common Stock were outstanding and subsequent to such date the Company granted options to purchase an additional 320,000 shares of Common Stock. To the extent any of these options or the Underwriters' over-allotment option is exercised, there will be further dilution to new stockholders. See "Underwriting" for information concerning the Underwriters' over-allotment option.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated statement of income data for each of the three years ended December 31, 1997 and consolidated balance sheet data at December 31, 1996 and 1997 are derived from consolidated financial statements of the Company which have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere herein. The balance sheet data at December 31, 1995, is derived from audited financial statements not included herein. The selected financial information for the years ended December 31, 1993 and 1994 are derived from unaudited financial statements not included herein. The consolidated income data for the three months ended March 31, 1997 and 1998 and the consolidated balance sheet data at March 31, 1998 are derived from unaudited consolidated financial statements also included elsewhere in the Prospectus. The unaudited consolidated financial statements have been prepared by the Company on a basis consistent with the Company's audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the Company's consolidated financial position and results of operations for these periods. The consolidated results of operations for the three months ended March 31, 1998 are not necessarily indicative of results for the year ending December 31, 1998 or any future period. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and Notes thereto included herein.


                                                                                                                   THREE MONTHS
                                                                                                                      ENDED
                                                                      YEAR ENDED DECEMBER 31,                       MARCH 31,
                                                       -----------------------------------------------------  ----------------------
                                                         1993       1994       1995       1996       1997       1997       1998(1)
                                                       ---------  ---------  ---------  ---------  ---------  ---------  -----------
                                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF INCOME DATA:
Net sales............................................  $   9,484  $  12,214  $  23,566  $  40,802  $  42,875  $   9,909   $  13,116
Cost of goods sold...................................      5,658      7,106     12,214     18,497     19,800      4,475       6,321
                                                       ---------  ---------  ---------  ---------  ---------  ---------  -----------
  Gross profit.......................................      3,826      5,108     11,352     22,305     23,075      5,434       6,795
                                                       ---------  ---------  ---------  ---------  ---------  ---------  -----------
Selling and marketing expenses.......................      2,194      2,552      4,458      8,736     11,398      2,990       3,477
General and administrative expenses..................      1,197      1,739      3,378      5,431      4,450      1,055       1,230
                                                       ---------  ---------  ---------  ---------  ---------  ---------  -----------
  Total operating expenses...........................      3,391      4,291      7,836     14,167     15,848      4,045       4,707
                                                       ---------  ---------  ---------  ---------  ---------  ---------  -----------
Operating income.....................................        435        817      3,516      8,138      7,227      1,389       2,088
Interest income (expense), net.......................         33        (25)       (19)        54       (220)       (35)       (131)
                                                       ---------  ---------  ---------  ---------  ---------  ---------  -----------
Income before income tax provision...................        468        792      3,497      8,192      7,007      1,354       1,957
Income tax provision.................................        189        301      1,453      2,299(2)     2,816       544        782
                                                       ---------  ---------  ---------  ---------  ---------  ---------  -----------
Net income...........................................  $     279  $     491  $   2,044  $   5,893  $   4,191  $     810   $   1,175
                                                       ---------  ---------  ---------  ---------  ---------  ---------  -----------
                                                       ---------  ---------  ---------  ---------  ---------  ---------  -----------
Basic earnings per share.............................  $    0.05  $    0.08  $    0.34  $    0.94  $    0.59  $    0.11   $    0.17
                                                       ---------  ---------  ---------  ---------  ---------  ---------  -----------
                                                       ---------  ---------  ---------  ---------  ---------  ---------  -----------
Diluted earnings per share...........................  $    0.05  $    0.08  $    0.34  $    0.83  $    0.41  $    0.08   $    0.11
                                                       ---------  ---------  ---------  ---------  ---------  ---------  -----------
                                                       ---------  ---------  ---------  ---------  ---------  ---------  -----------
Weighted average common shares outstanding--basic....      6,000      6,000      6,000      6,275      7,100      7,100       7,100
                                                       ---------  ---------  ---------  ---------  ---------  ---------  -----------
                                                       ---------  ---------  ---------  ---------  ---------  ---------  -----------
Weighted average common shares outstanding--diluted..      6,000      6,000      6,000      7,065     10,273     10,262      10,273
                                                       ---------  ---------  ---------  ---------  ---------  ---------  -----------
                                                       ---------  ---------  ---------  ---------  ---------  ---------  -----------


                                                                                   DECEMBER 31,
                                                               -----------------------------------------------------   MARCH 31,
                                                                 1993       1994       1995       1996       1997        1998
                                                               ---------  ---------  ---------  ---------  ---------  -----------
                                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents....................................  $      --  $     560  $     515  $     285  $   1,800   $   2,229
Working capital..............................................        251        926      2,741      4,496      8,424       5,299
Total assets.................................................      1,689      3,972      7,608     11,345     19,716      32,029
Long-term debt, less current maturities......................         84         84         67        405      2,606       7,375
Convertible participating preferred stock....................         --         --         --     12,000     12,000      12,000
Total stockholders' equity (deficit).........................        895      1,259      3,303     (5,755)    (1,564)       (389)
Cash dividend declared per common share......................  $    0.00  $    0.00  $    0.00  $    0.55  $    0.00   $    0.00

------------------------

(1) The Consolidated Statement of Income Data for the three months ended March 31, 1998, includes the historical results of Pure-Gar for the period from February 27, 1998 to the date of the Pure-Gar Acquisition through the end of the period, which may affect the comparability of such data to the prior period. See "Unaudited Pro Forma Consolidated Statements of Income."


(2) In 1996, the Company was taxed under Subchapter S of the Code for the period from July 1, 1996 through September 29, 1996, and was taxed under Subchapter C of the Code for the period from January 1, 1996 through June 30, 1996 and for the period from September 30, 1996 through December 31, 1996. Accordingly, the provision for income taxes for the period in which the Company was taxed as a Subchapter S corporation reflects primarily state income tax, if any. If the Company had been subject to taxation under Subchapter C of the Code for the entire year ended December 31, 1996, the pro forma provision for income taxes would have been $3.2 million and pro forma basic earnings per share and pro forma diluted earnings per share would have been $0.80 and $0.71, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY AND THE NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE DISCUSSION CONTAINED IN THIS PROSPECTUS CONTAINS "FORWARD-LOOKING STATEMENTS" THAT INVOLVE RISK AND UNCERTAINTIES. THESE STATEMENTS MAY BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "BELIEVES," "EXPECTS," "MAY," "WILL," "SHOULD" OR "ANTICIPATES" OR THE NEGATIVE THEREOF OR SIMILAR EXPRESSIONS OR BY DISCUSSIONS OF STRATEGY. THE CAUTIONARY STATEMENTS MADE IN THIS PROSPECTUS SHOULD BE READ AS BEING APPLICABLE TO ALL RELATED FORWARD-LOOKING STATEMENTS WHEREVER THEY APPEAR IN THIS PROSPECTUS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THIS PROSPECTUS. IMPORTANT FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED UNDER THE CAPTION ENTITLED "RISK FACTORS," AS WELL AS THOSE DISCUSSED ELSEWHERE HEREIN.

OVERVIEW


    Natrol manufactures and markets branded, high-quality dietary supplements. The Company sells its products under the Natrol brand name through multiple distribution channels throughout the United States, including domestic health food stores and mass market drug, retail and grocery store chains. The Company recently strengthened its product categories through an acquisition which included two brands of garlic products, as well as a bulk ingredient business which supplies dehydrated vegetable products to other manufacturers.


    Natrol derives its net sales primarily from sales of dietary supplement products to health food and mass market retailers and sales of bulk raw materials. The Company's growth in net sales historically has been a result of the introduction of new products on an ongoing basis and the expansion of sales through additional channels of distribution. During the last three years, the Company's net sales have been affected by the success of certain products, including Melatonin and DHEA, which were introduced in 1995 and 1996, respectively. During 1995 and 1996, these products gained substantial popularity with the general public and generated net sales of $6.7 million in 1995 and $22.9 million in 1996. However, during 1997 the net-sales volume of these two products declined by an aggregate of $9.8 million, or 42.9%. When consumer products experience heightened public popularity, it is not uncommon for them to enjoy peaks of pipeline sales followed by declines. Accordingly, the Company anticipated a decline in net sales of Melatonin and DHEA and introduced 34 new products with 53 SKUs in 1997, which accounted for $8.9 million, or 20.7%, of net sales in 1997. Growth in existing product lines added an additional $6.8 million to 1997 net sales. In the three months ended March 31, 1998, the largest product category comprised 25.6% of net sales. A combination of new product introductions, increases of existing product sales and increased penetration in the mass market and health food channels of distribution contributed to the Company's net sales growth during 1997 and the three months ended March 31, 1998. The Company believes that its future growth in net sales will depend on a combination of these factors to a greater extent than on the rapid success of a limited number of products. The Company's future results may be affected significantly by the success or failure of individual products or product lines that rapidly achieve or lose widespread popularity.

    The Company has derived a significant portion of its net sales from certain of its mass market and health food distribution customers. Net sales to Walgreens accounted for 15.3% of the Company's net sales for the three months ended March 31, 1998 and 17.7% and 12.6% of the Company's net sales in 1997 and 1996, respectively. Net sales to Tree of Life accounted for 10.4% of the Company's net sales for the three months ended March 31, 1998 and 11.6% and 10.2% of the Company's net sales in 1997 and 1996, respectively. Net sales to GNC accounted for 3.0% of the Company's net sales for the three months ended March 31, 1998 and 2.3% and 14.5% of the Company's net sales in 1997 and 1996, respectively.

    During 1997 the Company invested heavily in corporate infrastructure and the building out and equipping of a 90,000 square foot manufacturing and headquarters facility. The facility has improved manufacturing efficiency, and management believes the facility provides the flexibility to service customers more effectively and respond rapidly to increases in demand for particular products. The Company also developed a dedicated employee sales force (22 employees as of June 1, 1998) during 1997 to service the health food channel of distribution. Net sales within the health food channel of distribution grew approximately 23% during 1997.


    On February 27, 1998, the Company acquired substantially all of the assets and certain liabilities of Pure-Gar. The acquisition involved the purchase of two brands of garlic supplements, Quintessence and Highgar Farms, as well as a bulk ingredient business. In connection with the acquisition, the Company recorded $9.0 million of goodwill which will be amortized on a straight line basis over 15 years, amounting to $600,000 of annual amortization expenses.

RESULTS OF OPERATIONS

    The following table sets forth the percentages of net sales represented by certain items reflected in the Company's statements of income. The information that follows should be read in conjunction with the Consolidated Financial Statements of the Company and Notes thereto included elsewhere in this Prospectus.


                                                                                                        THREE MONTHS
                                                                       YEAR ENDED DECEMBER 31,        ENDED MARCH 31,
                                                                   -------------------------------  --------------------
                                                                     1995       1996       1997       1997       1998
                                                                   ---------  ---------  ---------  ---------  ---------
Net sales........................................................      100.0%     100.0%     100.0%     100.0%     100.0%
Cost of goods sold...............................................       51.8       45.3       46.2       45.2       48.2
                                                                   ---------  ---------  ---------  ---------  ---------
    Gross profit.................................................       48.2       54.7       53.8       54.8       51.8
                                                                   ---------  ---------  ---------  ---------  ---------
Selling and marketing expenses...................................       18.9       21.4       26.6       30.2       26.5
General and administrative expenses..............................       14.3       13.3       10.4       10.6        9.4
                                                                   ---------  ---------  ---------  ---------  ---------
    Total operating expenses.....................................       33.2       34.7       37.0       40.8       35.9
                                                                   ---------  ---------  ---------  ---------  ---------
Operating income.................................................       15.0       20.0       16.8       14.0       15.9
Interest income (expense), net...................................       (0.1)       0.1       (0.6)      (0.3)      (1.0)
                                                                   ---------  ---------  ---------  ---------  ---------
Income before income tax provision...............................       14.9       20.1       16.2       13.7       14.9
Income tax provision.............................................        6.2        5.6(1)       6.6       5.5       6.0
                                                                   ---------  ---------  ---------  ---------  ---------
Net income.......................................................        8.7%      14.5%       9.6%       8.2%       8.9%
                                                                   ---------  ---------  ---------  ---------  ---------
                                                                   ---------  ---------  ---------  ---------  ---------


------------------------------

(1) In 1996, the Company was taxed under Subchapter S of the Code for the period from July 1, 1996 through September 29, 1996, and was taxed under Subchapter C of the Code for the period from January 1, 1996 through June 30, 1996 and for the period from September 30, 1996 through December 31, 1996. Accordingly, the provision for income taxes for the period in which the Company was taxed as a Subchapter S corporation reflects primarily state income tax, if any. If the Company had been subject to taxation under Subchapter C of the Code for the entire year ended December 31, 1996, the pro forma provision for income taxes would have been 7.7% of net sales.


THREE MONTHS ENDED MARCH 31, 1998 AND MARCH 31, 1997


    NET SALES. Sales are recognized at the time product is shipped. Net sales are net of discounts, allowances, and estimated returns and credits. Net sales increased 32.4%, or $3.2 million, to $13.1 million for the three months ended March 31, 1998 from $9.9 million for the three months ended March 31, 1997. Of the $3.2 million increase, $1.2 million, or 37.5%, was attributable to net sales of Pure-Gar, acquired in February 1998, with the remainder due to increases in net sales of the Company's other dietary supplement products. The net sales of Pure-Gar for the month of March 1998 were higher than anticipated due to a larger-than-usual bulk product purchase by an existing customer. The $2.0 million increase in net sales of the Company's other dietary supplement products was primarily due to a $3.7 million increase in net sales of products introduced since the end of the first quarter of 1997 and a $1.0 million increase in sales of existing products, which was partially offset by a $2.7 million decrease in net sales of products in the Company's specialty dietary supplements category, primarily Melatonin and DHEA. The Company believes that sales of Melatonin have stabilized although there can be no assurance that sales of Melatonin will not decrease in future quarters, perhaps substantially.

    GROSS PROFIT. Gross profit increased 23.5%, or $1.3 million, to $6.7 million for the three months ended March 31, 1998 from $5.4 million for the three months ended March 31, 1997. Gross margin decreased to 51.1% for the three months ended March 31, 1998 from 54.8% for the three months ended March 31, 1997. The decline was primarily due to a shift in product mix. Based on its current product mix the Company expects that gross margins over the near term will be generally consistent with the gross margins for the three months ended March 31, 1998.

    SELLING AND MARKETING EXPENSES. Selling and marketing expenses consist primarily of advertising and promotional expenses, cost of distribution, and related payroll expenses and commissions. Selling and marketing expenses increased 16.3%, or $487,000, to $3.5 million for the three months ended March 31, 1998 from $3.0 million for the three months ended March 31, 1997. The increase was primarily due to additional advertising, promotional and payroll expenses to support increased net sales. As a percentage of net sales, selling and marketing expenses decreased to 26.5% for the three months ended March 31, 1998 from 30.2% for the three months ended March 31, 1997.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses consist primarily of personnel costs related to general management functions, finance, accounting and information systems, research and development expenses, as well as professional fees related to legal, audit and tax matters and depreciation and amortization. General and administrative expenses increased 16.6%, or $175,000, to $1.2 million for the three months ended March 31, 1998 from $1.0 million for the three months ended March 31, 1997. This increase was primarily attributable to building the infrastructure to support and manage the Company's growth, as well as $50,000 of amortization of goodwill associated with the Pure-Gar Acquisition. The Company may incur additional amortization expense as a result of any future acquisitions. As a percentage of net sales, general and administrative expenses decreased to 9.4% for the three months ended March 31, 1998 from 10.6% for the three months ended March 31, 1997.

    INTEREST INCOME (EXPENSE), NET. Interest expense increased $96,000 to $131,000 for the three months ended March 31, 1998 from $35,000 for the three months ended March 31, 1997. The increase was a result of increased outstanding indebtedness relating to the financing of the Pure-Gar Acquisition and capital expenditures. See "--Liquidity and Capital Resources."


YEARS ENDED DECEMBER 31, 1997 AND DECEMBER 31, 1996


    NET SALES. Net sales increased 5.1%, or $2.1 million, to $42.9 million in 1997 from $40.8 million in 1996. The increase was due to net sales of $8.9 million attributable to products introduced in 1997 and a $3.0 million overall increase in net sales of existing products, which more than offset a $9.8 million decrease in net sales of Melatonin and DHEA. The net increase in net sales of new and existing products (other than Melatonin and DHEA ) was primarily due to increased penetration and expanded presence in both the health food store and mass market distribution channels.

    GROSS PROFIT. Gross profit increased 3.5%, or $771,000, to $23.1 million in 1997 from $22.3 million in 1996. Gross margin decreased to 53.8% for 1997 from 54.7% for 1996. The decrease was primarily due to a shift in product mix as a result of a decrease in sales in the Company's higher gross margin specialty dietary supplements category, principally Melatonin and DHEA.

    SELLING AND MARKETING EXPENSES. Selling and marketing expenses increased 30.5%, or $2.7 million, to $11.4 million in 1997 from $8.7 million in 1996. As a percentage of net sales, selling and marketing expenses increased to 26.6% in 1997 from 21.4% in 1996. The increase was primarily due to increases in spending to support increased net sales, in particular increases in print, radio and television advertising, and other promotional expenses and payroll expenses.


    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses decreased 18.2%, or $981,000, to $4.5 million in 1997 from $5.4 million in 1996. As a percentage of net sales, general and administrative expenses decreased to 10.4% in 1997 from 13.3% in 1996. This decrease was primarily attributable to increased payroll expenses as a result of significantly higher management performance-based incentive bonuses in 1996.


    INTEREST INCOME (EXPENSE), NET. Interest expense increased $274,000 to $220,000 in 1997 from interest income of $54,000 in 1996. The increase net was primarily due to increased borrowings to fund capital expenditures.


    INCOME TAX PROVISION. Provision for income taxes increased 22.5%, or $518,000, to $2.8 million in 1997 from $2.3 million in 1996. The effective tax rate for 1997 was 40.2%, compared to 28.0% for 1996. The Company was taxed under Subchapter S of the Code for the period from July 1, 1996 through September 30, 1996, at which time the Company ceased to qualify as an S corporation. As a result, the Company paid no federal income taxes for the third calendar quarter of 1996. If the Company had been required to pay federal income taxes during such quarter, the provision for income taxes would have been $3.2 million and the effective tax rate would have been 39.1%



YEARS ENDED DECEMBER 31, 1996 AND DECEMBER 31, 1995


    NET SALES. Net sales increased 73.1%, or $17.2 million, to $40.8 million in 1996 from $23.6 million in 1995. The increase was due almost entirely to increased sales of Melatonin and DHEA. The Company's net sales of Melatonin increased markedly as a result of favorable publicity regarding the use of melatonin and the Company's aggressive promotional efforts. The Company also introduced DHEA in 1996 and benefitted from substantial favorable publicity regarding its use.

    GROSS PROFIT. Gross profit increased 96.5%, or $11.0 million, to $22.3 million in 1996 from $11.4 million in 1995. Gross margin increased to 54.7% in 1996 from 48.2% in 1995. The increase was primarily due to a shift in product mix to products with higher gross margins, most significantly Melatonin and DHEA.

    SELLING AND MARKETING EXPENSES. Selling and marketing expenses increased 96%, or $4.3 million, to $8.7 million in 1996 from $4.5 million in 1995. As a percentage of net sales, selling and marketing expenses increased to 21.4% in 1996 from 18.9 % in 1995. The increase was primarily due to increases in spending to support increased net sales, in particular increases in print, radio and television advertising.


    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased 58.8%, or $2.0 million, to $5.4 million in 1996 from $3.4 million in 1995. This increase was primarily attributable to increased payroll expenses as a result of significantly higher management performance-based incentive bonuses in 1996. As a percentage of net sales, general and administrative expenses decreased to 13.3% in 1996 from 14.3% in 1995.


    INTEREST INCOME (EXPENSE), NET. Interest income increased $72,000 to $54,000 in 1996 from interest expense of $19,000 in 1995. The increase was primarily due to interest income on significantly higher cash balances as a result of increased net sales in 1996.


    INCOME TAX PROVISION. Provision for income taxes increased 58.2%, or $846,000, to $2.3 million in 1996 from $1.5 million in 1995. The effective tax rate for 1996 was 28.0%, compared to 41.5% for 1995.

The Company was taxed under Subchapter S of the Code for the period from July 1, 1996 through September 30, 1996, at which time the Company ceased to qualify as an S corporation. As a result, the Company paid no federal income taxes for the third calendar quarter of 1996. If the Company had been required to pay federal income taxes during such quarter, the provision for income taxes would have been $3.2 million and the effective tax rate would have been 37.0%


QUARTERLY FINANCIAL INFORMATION; SEASONALITY

    The following table sets forth unaudited quarterly operating results for each of the Company's last nine quarters as well as certain of such data expressed as a percentage of net sales for the periods indicated. This information has been prepared by the Company on a basis consistent with the Company's audited consolidated financial statements and includes all adjustments (consisting only of normal recurring adjustments) that management considers necessary for a fair presentation of the data. These quarterly results are not necessarily indicative of future results of operations. This information should be read in conjunction with the Consolidated Financial Statements of the Company and Notes thereto included elsewhere in this Prospectus.

    The Company believes that its business is characterized by mild seasonality. Historically, the Company has recorded higher sales and profitability during the third and fourth quarters of the year and the weaker sales and profitability during the second quarter of the year. The Company does not believe that the impact of seasonality on its results of operations is material. However, the Company has experienced quarterly volatility in net sales as a result of, among other things, trends and general conditions in the dietary supplement industry, introduction of new products by the Company or its competitors and increased media attention on the use and efficacy of dietary supplements. In addition, advertising and marketing expenses have historically fluctuated from quarter-to-quarter, which has in some cases contributed to quarterly variations in the Company's operating income.

                                                                      THREE MONTHS ENDED
                            ------------------------------------------------------------------------------------------------------
                             MAR. 31,     JUNE 30,     SEPT. 30,    DEC. 31,     MAR. 31,     JUNE 30,     SEPT. 30,    DEC. 31,
                               1996         1996         1996         1996         1997         1997         1997         1997
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                                                        (IN THOUSANDS)
CONSOLIDATED STATEMENT OF
  INCOME DATA:
Net sales.................   $  11,505    $   7,369    $  10,280    $  11,648    $   9,909    $   8,191    $  11,392    $  13,382
Cost of goods sold........       5,451        2,738        4,835        5,473        4,475        3,815        5,368        6,142
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
  Gross profit............       6,054        4,631        5,445        6,175        5,434        4,376        6,024        7,240
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Selling and marketing
  expenses................       1,924        2,360        1,999        2,453        2,990        2,825        2,670        2,913
General and administrative
  expenses................       1,489        1,319        1,342        1,282        1,055        1,046        1,067        1,283
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
  Total operating
    expenses..............       3,413        3,679        3,341        3,735        4,045        3,871        3,737        4,196
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Operating income..........       2,641          952        2,104        2,440        1,389          505        2,287        3,044
Interest income (expense),
  net.....................          (7)         (11)          31           42          (35)         (41)         (74)         (69)
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Income before income tax
  provision...............       2,634          941        2,135        2,482        1,354          464        2,213        2,975
Income tax provision......       1,028          348           40(1)        882         544          187          889        1,196
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net income................   $   1,606    $     593    $   2,095    $   1,600    $     810    $     277    $   1,324    $   1,779
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------


                             MAR. 31,
                               1998
                            -----------

CONSOLIDATED STATEMENT OF
  INCOME DATA:
Net sales.................   $  13,116
Cost of goods sold........       6,321
                            -----------
  Gross profit............       6,795
                            -----------
Selling and marketing
  expenses................       3,477
General and administrative
  expenses................       1,230
                            -----------
  Total operating
    expenses..............       4,707
                            -----------
Operating income..........       2,088
Interest income (expense),
  net.....................        (131)
                            -----------
Income before income tax
  provision...............       1,957
Income tax provision......         782
                            -----------
Net income................   $   1,175
                            -----------
                            -----------


Basic earnings per
  share...................   $    0.27    $    0.10    $    0.35    $    0.23    $    0.11    $    0.04    $    0.19    $    0.25
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Diluted earnings per
  share...................   $    0.27    $    0.10    $    0.32    $    0.16    $    0.08    $    0.03    $    0.13    $    0.17
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Weighted average common
  shares
  outstanding-basic.......       6,000        6,000        6,012        7,100        7,100        7,100        7,100        7,100
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Weighted average common
  shares outstanding-
  diluted.................       6,000        6,000        6,503       10,262       10,262       10,262       10,273       10,273
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------

Basic earnings per
                            -----------
                            -----------
Diluted earnings per
  share...................   $    0.11
                            -----------
                            -----------
Weighted average common
  shares
  outstanding-basic.......       7,100
                            -----------
                            -----------
Weighted average common
  shares outstanding-
  diluted.................      10,273
                            -----------
                            -----------

  share...................   $    0.17


                                                                      THREE MONTHS ENDED
                            ------------------------------------------------------------------------------------------------------
                             MAR. 31,     JUNE 30,     SEPT. 30,    DEC. 31,     MAR. 31,     JUNE 30,     SEPT. 30,    DEC. 31,
                               1996         1996         1996         1996         1997         1997         1997         1997
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
AS A PERCENTAGE OF NET
  SALES:
Net sales.................       100.0%       100.0%       100.0%       100.0%       100.0%       100.0%       100.0%       100.0%
Cost of goods sold........        47.4         37.2         47.0         47.0         45.2         46.6         47.1         45.9
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
  Gross profit............        52.6         62.8         53.0         53.0         54.8         53.4         52.9         54.1
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Selling and marketing
  expenses................        16.7         32.0         19.4         21.1         30.2         34.5         23.4         21.8
General and administrative
  expenses................        12.9         17.9         13.1         11.0         10.7         12.8          9.4          9.6
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
  Total operating
    expenses..............        29.6         49.9         32.5         32.1         40.9         47.3         32.8         31.4
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Operating income..........        23.0         12.9         20.5         20.9         13.9          6.1         20.1         22.7
Interest income (expense),
  net.....................        (0.1)        (0.2)         0.3          0.4         (0.4)        (0.5)        (0.7)        (0.5)
Income before income tax
  provision...............        22.9         12.7         20.8         21.3         13.5          5.6         19.4         22.2
Income tax provision......         8.9          4.7          0.4          7.6          5.5          2.3          7.8          8.9
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net income................        14.0%         8.0%        20.4%        13.7%         8.0%         3.3%        11.6%        13.3%
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------


                             MAR. 31,
                               1998
                            -----------
AS A PERCENTAGE OF NET
  SALES:
Net sales.................       100.0%
Cost of goods sold........        48.2
                            -----------
  Gross profit............        51.8
                            -----------
Selling and marketing
  expenses................        26.5
General and administrative
  expenses................         9.4
                            -----------
  Total operating
    expenses..............        35.9
                            -----------
Operating income..........        15.9
Interest income (expense),
  net.....................        (1.0)
Income before income tax
  provision...............        14.9
Income tax provision......         6.0
                            -----------
Net income................         8.9%
                            -----------
                            -----------


------------------------------

(1) The Company was taxed under Subchapter S of the Code for the period from July 1, 1996 through September 29, 1996. Accordingly, the provision for income taxes for the period in which the Company was taxed as a Subchapter S corporation reflects primarily state income tax. If the Company had been subject to taxation under Subchapter C of the Code for the quarter ended September 30, 1996, the pro forma provision for income taxes would have been $862 and pro forma basic earnings per share and pro forma diluted earnings per share would have been $0.21 and $0.20, respectively.

LIQUIDITY AND CAPITAL RESOURCES

    The Company has historically financed its operations and capital requirements primarily through funds from operations and, to a lesser extent, borrowings. At March 31, 1998, the Company had working capital of $5.3 million, as compared to $8.4 million in working capital at December 31, 1997. The decrease was primarily due to an increase in the current portion of long-term debt as a result of increased borrowings due to the Pure-Gar Acquisition.


    Net cash provided by operating activities was $3.4 million for the three months ended March 31, 1998 and $2.1 million, $3.8 million and $409,000 in 1997, 1996 and 1995, respectively. The decrease in net cash provided by operating activities in 1997 compared to 1996 was primarily due to a decrease in net income and reflects higher levels of accounts receivable and inventory balances, partially offset by higher levels of depreciation and amortization, provision for reserves for doubtful accounts and other reserves and accounts payable. The increase in inventory balances was primarily due to the purchase of larger quantities of raw materials to obtain favorable volume discounts and the purchase of raw materials for new products in anticipation of new product introductions scheduled for 1998. The increase in accounts receivable was the result of increased sales by the Company during such period to mass market retailers from whom accounts receivable are on average outstanding for a longer period of time. At March 31, 1998 the Company's average trade receivable aging was under 45 days. The increase in net cash provided by operating activities in 1996 compared to 1995 was primarily due to an increase in net income and reflected a decrease in accounts receivable which was only partially offset by an increase in inventory balances.


    Net cash used in investing activities was $11.2 million for the three months ended March 31, 1998 and $3.2 million, $1.9 million and $409,000 in 1997, 1996 and 1995, respectively. Of the net cash used in investing activities in the three months ended March 31, 1998, the Company used $11.1 million to consummate the Pure-Gar Acquisition and invested $111,000 in property and equipment. Substantially all net cash used in investing activities in 1997 and 1996 constituted capital expenditures made in connection with the build-out of the Company's manufacturing facility/headquarters, which the Company began in 1996. Net cash used in investing activities in 1995 consisted entirely of capital expenditures.


    Net cash provided by (used in) financing activities was $8.3 million for the three months ended March 31, 1998 and $2.6 million, ($2.1 million) and ($44,000) in 1997, 1996 and 1995, respectively. Net cash provided by financing activities in the three months ended March 31, 1998 consisted entirely of borrowings to finance in part the Pure-Gar Acquisition. Net cash provided by financing activities in 1997 was comprised of net borrowings of $3.0 million to finance capital expenditures made in connection with the build-out and equipping of the Company's manufacturing facility, which was partially offset by $400,000 used to pay dividends to stockholders declared in 1996. Net cash provided by financing activities in 1996 was comprised of net borrowings of $415,000 used for capital expenditures and proceeds of $854,000 from the sale by the Company to the TA Investors of 1,921.9 shares of Convertible Preferred Stock. These amounts were more than offset by $503,000 (net of $349,000 of compensation expense) used to redeem shares of Common Stock from a stockholder and $2.9 million used to pay dividends to stockholders. Net cash provided by financing activities in 1995 was comprised entirely of net borrowings for working capital.


    The Company's current Credit Facility consists of a $9.0 million term loan and an $8.0 million revolving line of credit. The term loan matures in February 2004 and the line of credit expires in May 2001. As of March 31, 1998, the Company had outstanding borrowings of $11.8 million under the Credit Facility. The amounts outstanding under the Credit Facility bear interest at variable rates which are based upon either the lender's base rate or LIBOR, plus, in either case, a margin which varies according to the ratio of the Company's total indebtedness to its earnings before interest, taxes, depreciation, and amortization expenses for the relevant period. Furthermore, the Credit Facility contains various financial covenants which are predicated on the Company's present and projected financial condition. In the event that future operations differ materially from what is expected, the Company may no longer be able to meet the tests set out in the Credit Facility. Failure to meet these tests may result in a default by the Company under the Credit Facility which may materially adversely affect the Company's liquidity. The Credit Facility requires that the Company use 25% of its net income after taxes, plus (i) depreciation and amortization expenses minus (ii) unfinanced capital expenditures and scheduled principal debt and capital lease payments, to repay outstanding indebtedness thereunder. The Credit Facility restricts or prohibits the Company from incurring indebtedness, incurring liens, disposing of assets or making investments or acquisitions, without the consent of the lenders and requires the Company to maintain certain financial ratios on an ongoing basis. As of June 1, 1998, the Company was in compliance with the covenants and restrictions in the Credit Facility. The Credit Facility is collateralized by pledges of all of the outstanding capital stock of the Company's subsidiaries, and a lien on substantially all of the assets of the Company.



    The Company will use the net proceeds from this offering to repay all outstanding indebtedness under the Credit Facility and to redeem for $6.0 million all Redeemable Preferred Stock to be issued upon the conversion of the Company's Convertible Preferred Stock at the completion of this offering. The Company believes that the remaining net proceeds from this offering, together with cash generated from operations and borrowings under the Credit Facility, will be sufficient to fund its anticipated working capital needs and capital expenditures (other than financing necessary to complete future acquisitions, if any) for at least the next 12 months. Future acquisitions, if any, could be funded with cash from operations, the net proceeds of this offering, and borrowings under the Credit Facility. There can be no assurance that attractive acquisition opportunities will be available to the Company or will be available at prices and upon such other terms that are attractive to the Company. To the extent the Company has outstanding indebtedness under the Credit Facility or is required to incur indebtedness thereunder to consummate an acquisition, the consent of the lender under the Credit Facility will be required prior to such acquisition. The Company regularly evaluates the potential acquisition of other businesses, products and product lines and may hold discussions regarding such potential acquisitions. As a general rule, the Company will publicly announce such acquisitions only after a definitive agreement has been signed. The Company currently has no commitments or agreements with respect to any acquisition. In addition, in order to meet its long-term liquidity needs or consummate future acquisitions, the Company may be required to incur additional indebtedness or issue additional equity and debt securities, subject to market and other conditions. There can be no assurance that such additional financing will be available on terms acceptable to the Company or at all. The failure to raise the funds necessary to finance its future cash requirements or consummate future acquisitions could adversely affect the Company's ability to pursue its strategy and could negatively affect its operations in future periods.


IMPACT OF INFLATION

    Generally, the Company has been able to pass on inflation cost increases. Consequently, inflation has not had a material impact on the Company's historical operations or profitability.

YEAR 2000 COMPLIANCE

    Many existing computer programs and databases use only two digits to identify a year in the date field (i.e., 98 would represent 1998). These programs and databases were designed and developed without considering the impact of the upcoming millennium. If not corrected, many computer systems could fail or create erroneous results relating to the year 2000. The Company does not anticipate any significant costs, problems or uncertainties associated with becoming Year 2000 compliant and is currently developing a plan to ensure that its computer systems and other operations are modified to be compliant on a timely basis.

                                    BUSINESS

OVERVIEW


    Natrol, Inc. ("Natrol" or the "Company") manufactures and markets branded, high-quality dietary supplements. The Company sells its products under the Natrol brand name through multiple distribution channels throughout the United States, including domestic health food stores and mass market drug, retail and grocery store chains. Natrol's select line of more than 145 products consists of approximately 500 SKUs and includes vitamins, minerals, herbs, speciality formulations, weight control products and hormones. The Company's strategy emphasizes building strong recognition of the Natrol brand across multiple distribution channels through a widespread multimedia marketing and advertising strategy. The Company recently strengthened its product categories through an acquisition which included two brands of garlic products as well as a bulk ingredient business which supplies dehydrated vegetable products to other manufacturers.


INDUSTRY

    Based on estimates in THE U.S. MARKET FOR VITAMINS, SUPPLEMENTS, AND MINERALS, a 1997 market report prepared by Packaged Facts (the "Packaged Facts Report"), an independent consumer marketing research firm, the retail market for vitamins, minerals and other supplements (excluding sports nutrition and diet products) has grown at a compound annual rate of 15% from $3.7 billion in 1992 to $6.5 billion in 1996. A large portion of this growth is attributable to an increase in sales of other supplements (primarily herbal products), which grew from $570 million in 1992 to $2.3 billion in 1996. Growth in this category has been fueled by the popularity of such herbs as echinacea, garlic, ginseng, ginkgo biloba and, more recently, saw palmetto and St. John's wort. The Packaged Facts Report forecasts 13.6% compound annual growth in the market for vitamins, minerals and other supplements (excluding sports nutrition and diet products), including 25% compound annual growth in the market for other supplements, through 2001. Compound annual growth rates from 1992 through 1996 for vitamins, minerals and other supplements were 8.0%, 5.2% and 41.7%, respectively.

      EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

        RETAIL SALES AND GROWTH OF THE U.S. MARKET
       for Vitamins, Minerals and Other Supplements,
       1992-1996
       (dollars in billions)
       Sales ($)
                                                               Other Supplements    Vitamins    Minerals
       1992                                                                  0.6         2.6         0.6
       1993                                                                  0.9         2.9         0.6
       1994                                                                  1.3         3.1         0.6
       1995                                                                  1.8         3.3         0.7
       1996                                                                  2.3         3.5         0.7

------------------------

Source: The Packaged Facts Report

    The Company believes that growth in the dietary supplement industry has been driven by: (i) the aging of the "baby boom" generation combined with consumers' tendency to purchase more dietary supplements as they age; (ii) the publication of research findings supporting the positive health effects of certain dietary supplements; (iii) increased media attention on the use and efficacy of dietary supplements; (iv) the nationwide trend toward preventive medicine in response to rising healthcare

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
costs; (v) increased consumer interest in herbs and herb-related supplements; and (vi) increased interest in healthier lifestyles and the connection between diet and health.

    Dietary supplements are sold through several channels of distribution, including health food stores, mass market retailers (drug store chains, supermarkets and other mass merchandisers), and direct sales channels (including network marketing and catalog distribution). In 1996, according to the Packaged Facts Report, health food stores accounted for 38.2% of sales of vitamins, minerals and other supplements, the mass market channel accounted for approximately 45.8% of such sales and the remaining 16.0% of such sales were generated through direct selling, mail order and the Internet.

    The Company believes the United States health food store market is comprised of over 9,500 stores, which are generally either independently owned or associated with one of several regional or national chains, such as GNC, Wild Oats Markets and Whole Foods Market. The health food store channel of distribution has continued to experience growth in recent years as national chains as well as other industry participants continue to add stores in new and existing markets.

    The United States mass market distribution channel consists of drug stores, including chains such as Walgreens, American Drug Stores and Eckerd, mass merchandisers such as Wal-Mart, Kmart, BJ's Wholesale Club and ShopKo, and food stores, including national supermarket chains. In the mass market channel, sales of vitamins, herbs and dietary supplements have generally grown in line with the growth in all channels due to the proliferation of retail outlets and the expansion of SKU's offered by these stores. According to the Packaged Facts Report, in the mass market distribution channel, sales of vitamins, minerals and other supplements have increased from approximately $2.3 billion in 1994 to approximately $3.0 billion in 1996. Sales from herbal and other supplements have shown the fastest rate of growth in the mass market distribution channel from 1994 to 1996. Within drug stores and mass merchandisers, sales from herbal and other supplements increased as a percentage of total sales of dietary supplements from an estimated 13.1% in 1994 to an estimated 20.9% in 1996. Herbal and other supplements have begun to penetrate food stores as well, increasing from 8% of total sales of dietary supplements in 1994 to 12% in 1996.

    Total retail sales of vitamins, minerals and other supplements were $6.5 billion in 1996. The following chart sets forth the relative amount of total sales in each channel of distribution in the dietary supplement industry in 1996:

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

 HEALTH AND NATURAL FOOD STORES     38.2%
Drug Store Chains                     20.2%
Mass Merchandisers                    14.8%
Supermarkets                          10.8%
Direct Selling                        12.6%
Mail Order and the Internet            3.4%

------------------------

Source: The Packaged Facts Report

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
    The dietary supplement industry is currently fragmented with hundreds of manufacturers, marketers and distributors of vitamins, minerals and other supplements in the various channels of distribution. Generally, most larger companies sell multiple brands into each channel of distribution and smaller companies generally target only one channel of distribution. The Company believes that these industry dynamics present growth opportunities for a single brand with strong brand recognition across multiple distribution channels.

BUSINESS STRATEGY


    The Company's objective is to manufacture and market dietary supplements that are strongly identified with the Natrol brand. Key elements of the Company's strategy include the following:


    - CONTINUE TO BUILD STRONG BRAND RECOGNITION. The Company's growth strategy emphasizes building strong recognition of the Natrol brand across multiple distribution channels. The Company consistently promotes the Natrol brand through a widespread multimedia marketing and advertising strategy and seeks to spend approximately 15% of its annual net sales on marketing and advertising. The Company uses print, radio and television advertising to reach millions of consumers each month throughout all of the nation's top 100 markets. Recent advertising initiatives include the "Natrol Health Minute," as heard on the nationally syndicated Dr. Laura Schlessinger and Rush Limbaugh radio shows, and commercials featured on the CNN/ Turner Network.

    - EXPAND PRESENCE AND PENETRATION IN THE HEALTH FOOD STORE AND MASS MARKET DISTRIBUTION CHANNELS. The Company continually seeks to increase its market penetration within both the health food store and mass market distribution channels by gaining more shelf space within each store and expanding the number of products and SKUs carried by retailers. Within the health food store distribution channel, the Company's dedicated sales force maintains direct and regular contact with key store personnel, informing them of new product developments and industry trends, aiding them in the design of store sets and creating merchandising programs which promote brand and category awareness. Within the mass market distribution channel, the Company's regional sales managers and network of independent brokers work with corporate buyers, focusing on special promotional activities and brand and category awareness. The number of the Company's customers in the mass market distribution channel increased 35.2% in 1997 over 1996 and the average number of SKUs per customer in this channel increased 34.3% in 1997 over 1996.

    - CONTINUE TO DEVELOP NEW PRODUCTS. Since its inception, the Company has focused on the ongoing development and marketing of new products in order to capitalize on and create market opportunities. The Company has established a focused process to anticipate consumer trends and to monitor product developments within the dietary supplement industry. This process includes communication with a panel of scientific advisors, the formal review of periodicals, scientific research and use of on-line databases. In addition, the Company develops proprietary products such as Kavatrol, Mood Support and the Natrol for Women product line. The Company introduced 34 new products with 53 SKUs in 1997 and has introduced 21 new products with 28 SKUs in the three months ended March 31, 1998.

    - EXPAND BULK SALES BUSINESS. The Company believes that opportunities exist for expansion of sales of bulk raw materials to other manufacturers, distributors and marketers of dietary supplements. The Company's bulk ingredient business currently involves the sale of dehydrated vegetable products, primarily garlic, acquired from Basic Vegetable Products, L.P. ("BVP") pursuant to an exclusive, multi-year supply agreement. In the future, the Company may seek to expand its bulk sales activities to include sales of other bulk raw materials used in the manufacture of dietary supplements.

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
    - DEVELOP ADDITIONAL DISTRIBUTION CHANNELS. The Company sells a substantial majority of its products through the domestic health food stores and mass market distribution channels. The Company believes that sales opportunities exist in other distribution channels such as mail order and the Internet, direct selling (multi-level marketing as well as sales to health professionals), direct retail and international. Over time and as the Company deems appropriate, the Company intends to enter or expand these distribution channels either through internal growth or acquisitions. The Company's products have been sold in Canada, China, Turkey, Indonesia, Korea and a limited number of South American countries. The Company believes that opportunities may develop as consumers in other countries gain greater awareness of the benefits of dietary supplements.

    - PURSUE STRATEGIC ACQUISITIONS. The Company believes that the dietary supplement industry is currently fragmented and that attractive acquisition opportunities may exist in the future. The Company intends to pursue acquisition opportunities that will allow it to broaden its product lines, increase the distribution channels it serves or otherwise complement its business or further its strategic goals. The Company completed its first acquisition, the Pure-Gar Acquisition, in February 1998. This acquisition involved the purchase of two well-known brands, Quintessence and Highgar Farms, and enabled the Company to enter the garlic supplement market and the bulk ingredient business from a position of strength.

    The Company intends to continue investing in its management team and corporate infrastructure to support its business strategy. The Company has, since January 1, 1997, hired a Director of Finance to support its Chief Financial Officer, a Director of Administration, a product development manager, a manager of information systems, a Director of International Sales, and a number of mid-level managers and quality control and manufacturing personnel. In addition, the Company has improved significantly its manufacturing capabilities with its lease and build-out of a 90,000 square foot manufacturing/ headquarters facility, which the Company occupied in March 1997. This facility has substantial additional capacity and manufacturing flexibility which enables the Company to bring products to market promptly in response to consumer demand and to support increased sales volume.

PRODUCTS

    The Company focuses on premium dietary supplement products that are in high demand as well as specialty niche and proprietary formulations that have potentially strong margins. The Company's products include vitamins, minerals, herbs, specialty formulations, weight control products, hormones and various nutrients. The Company positions Natrol as a premium brand of vitamins, minerals and other supplements rather than a value brand. The Company manufactures and sells more than 145 products packaged into approximately 500 SKUs. The Company's consumer products are currently divided into seven product categories: Ester-C, Herbals, Natrol Premium, Lifestyle Products, Garlic, Specialty Dietary Supplements and Natural Diet Control. The Company also sells bulk raw materials. The percentage of the Company's net sales represented by each of its product categories fluctuates from period to period. For the three months ended March 31, 1998, the largest category accounted for 25.6% of net sales while the smallest accounted for 3.6% of net sales and for 1997 the largest category accounted for 29.4% of net sales while the smallest accounted for 3.5% of net sales.

    ESTER-C. Introduced in 1986, Ester-C is a buffered form of pH-neutral Vitamin C and one of Natrol's cornerstone products. Although many Natrol competitors sell Ester-C, according to Spence Information Services, Natrol's Ester-C held approximately 25% of the Vitamin C market in health food stores in 1997. The Company has built its market share though heavy promotion, associating Ester-C with the Natrol brand. The Company sells approximately 45 SKUs of Ester-C, each offering a special potency, pill count, delivery system or specialty combination, such as Ester-C with zinc.

    HERBALS. Herbal supplements are popular in the health food store channel and are becoming increasingly popular in the mass market distribution channel. The Company's Herbals category consists

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
of more than fifty herbal extracts. These include single herb products such as St. John's wort, ginkgo biloba and kava kava, standardized extracts such as bilberry, and specialty formulations that combine herbs designed to meet particular consumer needs. Examples of the Company's specialty herb formulations are Eye Support, Hair & Nail Formula, Liver Support and Mental Support.

    LIFESTYLE PRODUCTS. This category is designed to meet particular lifestyle needs. Product formulations are generally proprietary, and include Kavatrol, an herbal kava formulation used as a calming aid, and Mood Support, a formulation of St. John's wort and other herbs used for mood elevation. During the three months ended March 31, 1998, the Company launched Natrol for Women, a line in which each formulation is designed to meet nutritional needs specific to women. The Company believes there is significant opportunity to expand the Lifestyle Products category with formulations that are proprietary to the Natrol label.

    NATROL PREMIUM. The Natrol Premium category includes My Favorite Multiple (called the "Cadillac of vitamins" by the Center for Science in the Public Interest) and the Company's core group of vitamins, minerals, anti-oxidants and generic supplements. The Natrol Premium category, which contains approximately 80 SKUs and includes many widely consumed and popular vitamins, minerals and other supplements, is important to Natrol's business as the Company seeks to build broad-based consumer support and brand recognition.

    GARLIC. The Company's Garlic category consists of two brands, Quintessence and Highgar Farms, acquired in the Pure-Gar Acquisition. Quintessence is sold through the health food store distribution channel while the Highgar Farms brand is sold through the mass market distribution channel. Both brands have a solid reputation for delivering high quality, high potency tablets and capsules. The Company intends to integrate the Natrol name and logo into these brands.

    SPECIALTY DIETARY SUPPLEMENTS. The Company's Specialty Dietary Supplements category includes products such as Melatonin, DHEA and Pregnenolone. Melatonin helped establish the Company's reputation within the mass market channel of distribution. In 1996, the Company received the Rex Award for Market Maker of the Year and the Rex Award for Best Nutritional Supplement, each from Drug Store News, for its introduction of Melatonin into the chain drugstore distribution channel. According to Information Resources, Inc., the Company ranked first in net sales of Melatonin in the food, drug and mass trade class in the United States in 1997.

    NATURAL DIET CONTROL. The Company's Natural Diet Control category consists of products sold for weight control or weight loss. The category includes products such as Cravex, Tonalin, Absorbitol-Registered Trademark-, Chitosan, Calcium Pyruvate and Citrimax-Registered Trademark-. Products within the natural diet control category typically have a shorter life cycle than other dietary supplement products, leading Natrol to be more aggressive with new product development in this category.

    The Company emphasizes the ongoing development and introduction of products in response to emerging trends or scientific developments in the dietary supplement market. The Company believes it has an excellent reputation among retailers for introducing items at the front end of the consumer demand curve and then working to develop brand loyalty after product introduction. Management continually evaluates its product categories and SKUs for trends in sales and profitability, de-emphasizing or dropping products when profitability or SKU velocity lags and regularly introducing new products to replace slower moving products, capitalize on market trends and diversify the Company's product offerings. See "--Research and Product Development."

    In its bulk ingredient business, the Company currently sells dehydrated vegetable products, primarily garlic, to other manufacturers, distributors and marketers of dietary supplements. The Company obtains bulk garlic from BVP pursuant to a multi-year supply agreement that gives the Company the exclusive right to sell BVP's vegetable powders in the dietary supplement industry. The Company's future business may include sales of other bulk raw materials when, as and if opportunities arise. See "--Manufacturing and Product Quality."

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
MARKETING

    The Company believes that its strategy of selling through both the health food store and mass market channels of distribution under a single label--Natrol--distinguishes the Company from its competition. Most of the Company's competitors sell products into each channel using different brand names, in some cases using a premium brand for the health channel and a value brand for the mass market. The Company's core strategy is to continue to build the Natrol brand name within multiple channels of distribution in order to develop increased brand awareness and strong brand recognition among consumers seeking products with a reputation for quality. The Company believes it can leverage its reputation for high quality products developed within the health food distribution channel in the mass market by positioning its products as a premium, high quality brand rather than a value brand. By maintaining a single brand identity, the Company believes it can also leverage its advertising budget across multiple distribution channels.

    The Company utilizes print, radio and television advertising. The Company spent $2.1 million, or 16.0% of net sales on advertising and other marketing and promotional activities in the three months ended March 31, 1998 and $6.9 million, or 16.2% of net sales, and $5.6 million, or 13.8% of net sales, in 1997 and 1996, respectively.

    The Company generally uses targeted health-oriented magazines such as BETTER NUTRITION, DELICIOUS and GREAT LIFE to support the health food store distribution channel and uses mainstream publications such as PREVENTION, HEALTH, USA TODAY, TV GUIDE, MCCALLS, FAMILY CIRCLE, WOMEN'S DAY and major airline in-flight publications to support the mass market distribution channel.

    The Company has utilized talk radio since 1991 when the Company first advertised on the original LARRY KING LIVE SHOW. Throughout 1998, the Company's "Natrol Health Minute," which features medical nutritional specialist Dr. Bruce Hensel, will be heard on the nationally syndicated Dr. Laura Schlessinger and Rush Limbaugh radio shows. The "Natrol Health Minute" campaign will feature discussions about current health and nutrition issues. The campaign is intended to make the Natrol name synonymous with good health.


    In 1997, the Company first utilized television as part of its introductory campaign for Kavatrol. Throughout 1998, the Company's commercials will be seen on the CNN/Turner Network, including such programs as CNN HEADLINE NEWS, CNN MORNING NEWS and BURDEN OF PROOF. In addition, the Natrol logo will appear on HEADLINE WEATHER and HEADLINE SPORTS TICKER.


    The Company also actively works to keep the news media aware of product developments. In recent years the Company's products have appeared in periodicals such as TIME, NEWSWEEK, THE WALL STREET JOURNAL and COSMOPOLITAN as well as in television footage produced by programs such as 20/20, DATELINE, 48 HOURS and PRIME TIME LIVE.

SALES AND DISTRIBUTION

    The Company distributes its products primarily to domestic health food stores and mass market drug, retail and food stores. Net sales into these distribution channels have historically accounted for a substantial majority of the Company's total net sales. The Company's products are also available at a wide range of other distribution points, including mail order and the Internet, airport shops, resort hotels and salons.

    The Company sells its products to health food stores through the leading national distributors, including United Natural Foods and Tree of Life, as well as directly to GNC. Natrol products are sold by health food store chains such as Wild Oats Markets, Whole Foods Market, Hi-Health, Vitamin Cottage, Fred Meyer Nutrition Centers and Vitamin Shoppes, as well as most independent health food stores. The Company also distributes its products to domestic military exchanges. During 1996 and 1997, in order to better develop retail business within the health food store distribution channel, the Company converted from a sales network of independent brokers to a direct sales force of more than 22 employees under the supervision of three regional managers (at May 1, 1998).

    The mass market distribution channel is managed by the Company's Vice President of Sales and regional managers who work with a network of independent brokers. The Company's employees service certain of its larger mass market accounts directly while independent brokers service others in conjunction with the Company's management. The Company sells its products to mass market merchandisers either directly or through distributors of vitamins, minerals and other supplement products such as Bergen Brunswick, McKesson and Cardinal. Some of the Company's major mass market retail customers are Walgreens, CVS, American Drug Stores, Rite Aid, Long's Drug, Drug Emporium, Eckerd, Snyders, Brooks Drug, Wal-Mart, Kmart, Target, ShopKo and BJ's Wholesale Club. The Company also sells its products in grocery stores and supermarkets, including Dominick's, Ralphs, Von's, Cub Foods, Food For Less and Wegmans. The Company believes supermarket and grocery stores present significant opportunities for growth in the dietary supplement industry.

    The Company provides retailers in both the health food store and the mass market distribution channel with a wide array of comprehensive services tailored to meet their individual needs. In the health food store channel, the Company's dedicated sales force maintains direct and regular contact with key store personnel, informing them of new product developments and industry trends, aiding them in the design of store sets and creating merchandising programs that promote brand and category awareness. The Company's regional sales managers and independent brokers in the mass market distribution channel work with corporate buyers focusing on special promotional activities and brand and category awareness in order to gain more shelf space. The objective of these activities is to build strong relationships with the Company's marketing partners and to increase the number of stores carrying its products and the amount of space allocated to, and the overall number of, the Company's products and SKUs within each store.

    Net sales to Walgreens accounted for 15.3% of the Company's net sales for the three months ended March 31, 1998 and 17.7% and 12.6% of the Company's net sales in 1997 and 1996, respectively. Net sales to Tree of Life accounted for 10.4% of the Company's net sales for the three months ended March 31, 1998 and 11.6% and 10.2% of the Company's net sales in 1997 and 1996, respectively. Net sales to GNC accounted for 3.0% of the Company's net sales for the three months ended March 31, 1998 and 2.3% and 14.5% of the Company's net sales in 1997 and 1996, respectively. The Company does not have long-term contracts with any of its customers.

RESEARCH AND PRODUCT DEVELOPMENT

    The Company emphasizes the ongoing development and introduction of products in response to emerging trends in the dietary supplement market. The Company believes it has an excellent reputation among retailers for introducing items at the front end of the consumer demand curve and then working to develop brand loyalty after product introduction. Management continually evaluates its product categories and SKUs for trends in sales and profitability, de-emphasizing or dropping products when profitability or SKU velocity lags and regularly introducing new products to replace slower moving products, capitalize on market trends and diversify the Company's product offerings. In addition, new products often have higher gross margins than mature items. For these reasons, the Company considers product development essential to maintaining growth and profitability.

    The Company believes it has developed a reputation among retailers for consistently identifying new products with market potential. During 1996 and 1997 the Company was one of the first companies to market and promote broadly melatonin, DHEA and St. John's wort. The Company has also introduced a number of proprietary formulations including Kavatrol, Mood Support, Thera-C, and a line of women's specialty products. As a result of its product development efforts, the Company introduced 34 new products with 53 SKUs in 1997 and has introduced 21 products with 28 SKUs in the three months ended March 31, 1998.

    The Company has established a focused process to anticipate consumer demands, monitor product developments within the dietary supplement industry, and facilitate generation of new ideas for product introductions. In this process, the Company's product development staff reviews periodicals, scientific research and relevant clinical studies within medical journals and uses on-line databases.

    The Company also consults with a panel of scientific advisors to assist members of its product development team. These advisors include: Dr. Terry Willard, a recognized herbal expert, author and president of the Canadian Association of Herbal Practitioners; Dr. Alexander Schauss, Director of the Life Sciences Division, Natural and Medicinal Products Research of the American Institute for Biosocial Research, Inc.; Dr. Ronald R. Watson, a scientist who has published more than 150 articles relating to nutrition and immunology; and Dr. Bruce Hensel, a physician and journalist. The Company also communicates with other scientists on a regular basis regarding new product concepts.

    The Company sponsors scientific research by independent researchers as a part of its product development efforts. In order to implement its strategy of consistently developing new products, in 1998 the Company is expanding its budget for scientific research and product development. The Company is sponsoring research by BVP which is focused on the development of functional foods as well as the improvement of the potency of garlic and other dehydrated vegetable products. The Company has agreed to pay BVP royalties with respect to sales of products developed in connection with its research. The Company recently sponsored a randomized, double-blind, placebo-controlled study at the University of Virginia regarding the efficacy of the Company's proprietary Kavatrol product, which produced favorable results. The Company has also commissioned further independent research by the same researchers at the University of Virginia on its proprietary Kavatrol product regarding dosage levels.

MANUFACTURING AND PRODUCT QUALITY

    The Company manufactures its products at its 90,000 square foot manufacturing facility/ headquarters located in Chatsworth, California. At this facility, the Company manufactures both tablets and two piece capsules which accounted for more than 90% of the Company's net sales in 1997. The Company also manufactures dietary supplement products pursuant to purchase orders with customers who distribute and sell the products under their own brands and for other customers as opportunities arise. The Company uses third party vendors to produce its liquid products and softgels.

    The Company places a strong emphasis on quality control because it believes that quality standards play a critical factor in consumer purchasing decisions and in differentiating the Natrol brand. The Company's products are manufactured in accordance with current GMPs of the FDA for foods and the applicable regulations of other agencies.

    The Company's manufacturing facility includes an on-site laboratory which is staffed by the director of quality assurance, bench chemists and other quality control personnel. The Company's laboratory contains equipment for performing testing procedures, including high performance liquid chromatography, ultra-violet and infra-red spectrophotometry and thin layer chromatography. The Company requires all raw materials or finished product produced by third party vendors to be placed in quarantine upon receipt and tested by the Company's quality control laboratory. The Company conducts sample testing, weight testing, purity testing, dissolution testing and, where required, microbiological testing. When raw materials are released from quarantine each lot is assigned a unique lot number which is tracked throughout the manufacturing process. Materials are blended, tested and then encapsulated or formed into pills which may or may not be coated. The Company routinely performs qualitative and quantitative quality control procedures on its finished products.

    The Company obtains all of its raw materials for the manufacture of its products from third-party suppliers. Many of the raw materials used in Company's products are harvested internationally. With the exception of bulk garlic and Ester-C, the Company does not have contracts with any suppliers committing such suppliers to provide the materials required for the production of its products. In the last few years, natural vitamin E, beta carotene and melatonin have had significant price fluctuations as a result of short supply or increases in demand. The Company has experienced occasional shortages of raw materials for a limited number of its products but to date has only encountered short-term production interruptions as a result of such shortages. No single supplier accounted for more than approximately 12.5% of the Company's total purchases in 1997. There can be no assurance that suppliers, including suppliers of bulk garlic and Ester-C, will provide the raw materials needed by the Company in the quantities requested or at a price the Company is willing pay. Because the Company does not control the actual production of these raw materials, it is also subject to delays caused by interruption in production of materials based on conditions not within its control. Such conditions include job actions or strikes by employees of suppliers, weather, crop conditions, transportation interruptions and natural disasters or other catastrophic events. With respect to products that are sold by the Company under the supplier's trademark, such as Ester-C and Tonalin, the Company is limited to that single supplier as a source of raw materials for that product. As a result, any shortage of raw materials from that supplier would adversely affect the Company's ability to manufacture that product. The inability of the Company to obtain adequate supplies of raw materials for its products at favorable prices, or at all, could have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company is a party to a multi-year Distributorship/Packager/Supply Agreement (the "Inter-Cal Agreement") with Inter-Cal Corporation ("Inter-Cal"), under which Inter-Cal is required to supply the Company with its requirements of bulk Ester-C. The Inter-Cal Agreement requires the Company to use its best efforts to promote and sell Ester-C vitamin products worldwide with the exception of certain specified countries, including Australia and New Zealand and certain European countries. The Inter-Cal Agreement may be terminated by Inter-Cal immediately if the Company violates the terms of certain provisions relating to distribution and packaging and may be terminated by either party upon a default of the obligations of the other party if the default has not been cured within 60 days. The Company is also a party to a multi-year Supply Agreement (the "BVP Agreement") with BVP, which requires BVP to sell and the Company to purchase specified amounts of certain vegetable, fruit, herbal and botanical products (the "BVP Products") manufactured by BVP. The BVP Agreement gives the Company the exclusive right to sell certain BVP Products in the dietary supplement industry. The BVP Agreement may be terminated by either party upon a material breach of the obligations of the other party, or certain other specified conditions, if the breach is not cured within 60 days, or within 15 days in the case of non-payment by the Company.

    The Company has the current manufacturing capability to produce four million tablets and capsules per eight hour shift and 420,000 bottles per week per shift. The Company, on average, operates its manufacturing facility one shift per day, five to six days per week. At times certain of the Company's packaging lines or capsule and tablet production lines run longer hours as demand warrants. The Company believes it can triple current sales volumes without the necessity of expanding the current facility. Such a tripling of production would require additional space for warehousing and shipping operations but would not require substantial capital investment.

    The Company operates flexible manufacturing lines which enable it to shift output efficiently among various pieces of equipment depending upon such factors as batch size, tablets or capsule count, and labeling requirements. The Company strives to fulfill and ship all orders within 48 hours.

    The Company has a strong commitment to maintaining the quality of the environment. Nearly all of the plastic or glass containers used by the Company are recyclable. The Company does not use solvents in its manufacturing processes. The Company believes it is in compliance with all applicable environmental regulations.

COMPETITION


    The dietary supplement industry is highly competitive. Numerous companies, many of which have greater size and financial, personnel, distribution and other resources than the Company, compete with the Company in the development, manufacture and marketing of dietary supplements. The Company's principal competition in the health food store distribution channel comes from a limited number of large nationally known manufacturers and many smaller manufacturers of dietary supplements. In the mass market distribution channel, the Company's principal competition comes from broadline manufacturers, major private label manufacturers and other companies. In recent years, a number of the Company's competitors have begun to market and sell their products under different labels in both the health food store and the mass market distribution channels. In addition, large pharmaceutical companies and packaged food and beverage companies compete with the Company on a limited basis in the dietary supplement market. With respect to Ester-C and the Company's Natrol Premium category, the Company faces significant additional competition from large pharmaceutical companies that market vitamins, multivitamins and minerals in the mass market distribution channel. Increased competition from such companies could have a material adverse effect on the Company because such companies have greater financial and other resources available to them and possess manufacturing, distribution and marketing capabilities far greater than those of the Company. The Company also faces competition in both the health food store and mass market distribution channels from private label dietary supplements and multivitamins offered by health and natural food store chains, drugstore chains, mass merchandisers and supermarket chains.


    The Company competes on the basis of product quality, pricing, customer service and marketing support. The Company believes that it competes favorably with its competitors on the strength of the Company's strong brand recognition across multiple distribution channels, ability to quickly develop new products with market potential, sophisticated marketing, advertising and promotional support, product quality, and strong and effective sales force and distribution network.

REGULATORY MATTERS

    The manufacture, packaging, labeling, advertising, promotion, distribution and sale of the Company's products are subject to regulation by numerous governmental agencies, the most active of which is the U.S. Food and Drug Administration (the "FDA"), which regulates the Company's products under the Federal Food, Drug and Cosmetic Act (the "FDCA") and regulations promulgated thereunder. The Company's products are also subject to regulation by, among other regulatory agencies, the Consumer Product Safety Commission, the U.S. Department of Agriculture (the "USDA") and the Environmental Protection Agency (the "EPA"). Advertising of the Company's products is subject to regulation by the U.S. Federal Trade Commission (the "FTC"), which regulates the Company's advertising under the Federal Trade Commission Act (the "FTCA"). The manufacture, labeling and advertising of the Company's products are also regulated by various state and local agencies as well as each foreign country to which the Company distributes its products.

    DSHEA revised the provisions of the FDCA concerning the regulation of dietary supplements. In the judgment of the Company, the DSHEA is favorable to the dietary supplement industry. The legislation for the first time defined "dietary supplement." The term "dietary supplement" is defined as a product intended to supplement the diet that contains one or more of certain dietary ingredients, such as a vitamin, a mineral, an herb or botanical, an amino acid, a dietary substance for use by man to supplement the diet by increasing the total dietary intake, or a concentrate, metabolite, constituent, extract, or combination of the preceding ingredients. The substantial majority of the products marketed by the Company are regulated as dietary supplements under the FDCA.

    Under the current provisions of the FDCA there are four categories of claims that pertain to the regulation of dietary supplements. Health claims are claims that describe the relationship between a nutrient or dietary ingredient and a disease or health related condition and can be made on the labeling of dietary supplements if supported by significant scientific agreement and authorized by FDA in advance via notice and comment rulemaking. Nutrient content claims describe the nutritional value of the product and may be made if defined by the FDA through notice and comment rulemaking and if one serving of the product meets the definition. Health claims and nutrient content claims may also be made if a scientific body of the U.S. government with official responsibility for the public health has made an authoritative statement regarding the claim, the claim accurately reflects that statement and the manufacturer, among other things, provides the FDA with notice of and basis for the claim at least 120 days before the introduction of the supplement with a label containing the claim into interstate commerce. Statements of nutritional support or product performance, which are permitted on labeling of dietary supplements without FDA pre-approval, are defined to include statements that: (i) claim a benefit related to a classical nutrient deficiency disease and discloses the prevalence of such disease in the United States; (ii) describe the role of a nutrient or dietary ingredient intended to affect the structure or function in humans; (iii) characterize the documented mechanism by which a dietary ingredient acts to maintain such structure or function; or (iv) describe general well-being from consumption of a nutrient or dietary ingredient. In order to make a nutritional support claim the marketer must possess substantiation to demonstrate that the claim is not false or misleading and if the claim is for a dietary ingredient that does not provide traditional nutritional value, prominent disclosure of the lack of FDA review of the relevant statement and notification to the FDA of using the claim is required. Drug claims are representations that a product is intended to diagnose, mitigate, treat, cure or prevent a disease. Drug claims are prohibited from use in the labeling of dietary supplements.

    Claims made for the Company's dietary supplement products may include statements of nutritional support and health and nutrient content claims when authorized by the FDA or otherwise allowed by law. The FDA's interpretation of what constitutes an acceptable statement of nutritional support may change in the future thereby requiring that the Company revise its labeling. The FDA recently issued a proposed rule on what constitutes permitted structure/function claims as distinguished from prohibited disease claims. Although the Company believes its product claims comply with the law, depending on the content of the final regulation, it may need to revise its labeling. In addition, a dietary supplement that contains a new dietary ingredient (i.e., one not on the market before October 15, 1994) must have a history of use or other evidence of safety establishing that it is reasonably expected to be safe. The manufacturer must notify the FDA at least 75 days before marketing products containing new dietary ingredients and provide the FDA the information upon which the manufacturer based its conclusion that the product has a reasonable expectation of safety.

    The FDA issued final dietary supplement labeling regulations in 1997 that require a new format for product labels and will necessitate revising dietary supplement product labels by March 23, 1999. All companies in the dietary supplement industry are required to comply with these labeling regulations. The FDA has also announced that it is considering promulgating new GMPs specific to dietary supplements. Such GMPs, if promulgated, may be significantly more rigorous than currently applicable GMP requirements and contain quality assurance requirements similar to GMP requirements for drug products. Therefore, the Company may be required to expend additional capital and resources on manufacturing in the future in order to comply with the law.

    The failure of the Company to comply with applicable FDA regulatory requirements could result in, among other things, injunctions, product withdrawals, recalls, product seizures, fines, and criminal prosecutions.

    As a result of the Company's efforts to comply with applicable statutes and regulations, the Company has from time to time reformulated, eliminated or relabeled certain of its products and revised certain of its advertising claims. The Company cannot predict the nature of any future laws, regulations, interpretations or applications, nor can it determine what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not capable of reformulation, additional recordkeeping, expanded documentation of the properties of certain products, expanded or different labeling, and/or scientific substantiation. Any or all of such requirements could have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company's advertising of its dietary supplement products is subject to regulation by the FTC under the FTCA. Section 5 of the FTCA prohibits unfair methods of competition and unfair or deceptive acts or practices in or affecting commerce. Section 12 of the FTCA provides that the dissemination or the causing to be disseminated of any false advertisement pertaining to drugs or foods, which would include dietary supplements, is an unfair or deceptive act or practice. Under the FTC's Substantiation Doctrine, an advertiser is required to have a "reasonable basis" for all objective product claims before the claims are made. Failure to adequately substantiate claims may be considered either deceptive or unfair practices. Pursuant to this FTC requirement the Company is required to have adequate substantiation for all material advertising claims made for its products.

    In recent years the FTC has initiated numerous investigations of dietary supplement and weight loss products and companies. The FTC is reexamining its regulation of advertising for dietary supplements and has announced that it will issue a guidance document to assist supplement marketers in understanding and complying with the substantiation requirement. Upon release of this guidance document Natrol will be required to evaluate its compliance with the guideline and may be required to change its advertising and promotional practices.

    The FTC has a variety of processes and remedies available to it for enforcement, both administratively and judicially, including compulsory process, cease and desist orders, and injunctions. FTC enforcement can result in orders requiring, among other things, limits on advertising, corrective advertising, consumer redress, divestiture of assets, rescission of contracts and such other relief as may be deemed necessary. A violation of such orders could have a material adverse effect on the Company's business, financial condition and results of operations.

    Advertising and labeling for dietary supplements and conventional foods are also regulated by states and local authorities. There can be no assurance that state and local authorities will not commence regulatory action which could restrict the permissible scope of the Company's product claims.

    Governmental regulations in foreign countries where the Company plans to commence or expand sales may prevent or delay entry into the market or prevent or delay the introduction, or require the reformulation, of certain of the Company's products. Compliance with such foreign governmental regulations is generally the responsibility of the Company's distributors for those countries. These distributors are independent contractors over whom the Company has limited control.

    In addition, the Company has in the past, from time to time, been the subject of investigation by the FTC, however, the Company is not currently a party to any consent order or other decree of the FTC. The Company may be the subject of investigation in the future. The FTC may impose limitations on the Company's advertising of its products. Any such limitations could materially adversely affect the Company's ability to successfully market its products.

    The Company manufactures certain products pursuant to contracts with customers who distribute the products under their own or other trademarks. Such private label customers are subject to government regulations in connection with their purchase, marketing, distribution and sale of such products. The Company is subject to government regulations in connection with its manufacture, packaging and labeling of such products. However, the Company's private label customers are independent companies, and their labeling, marketing and distribution of such products is beyond the Company's control. The failure of these customers to comply with applicable laws or regulations could have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company may be subject to additional laws or regulations by the FDA or other federal, state or foreign regulatory authorities, the repeal of laws or regulations which the Company considers favorable, such as the Dietary Supplement Health and Education Act of 1994, or more stringent interpretations of current laws or regulations, from time to time in the future. The Company is unable to predict the nature of such future laws, regulations, interpretations or applications, nor can it predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, imposition of additional recordkeeping requirements, expanded documentation of the properties of certain products, expanded or different labeling and scientific substantiation. Any or all of such requirements could have a material adverse affect on the Company's business, financial condition and results of operations.

TRADEMARKS AND PATENTS

    The Company regards its trademarks, patent applications and other proprietary rights as valuable assets. The Company believes that protecting its key trademarks is crucial to its business strategy of building strong brand name recognition and that such trademarks have significant value in the marketing of its products. The Company may in some cases seek to protect its research and development efforts by filing patent applications for proprietary products.

    The Company's policy is to pursue registrations for all of the trademarks associated with its key products. The Company relies on common law trademark rights to protect its unregistered trademarks as well as its trade dress rights. Common law trademark rights generally are limited to the geographic area in which the trademark is actually used, while a United States federal registration of a trademark enables the registrant to stop the unauthorized use of the trademark by any third party anywhere in the United States. Furthermore, the protection available, if any, in foreign jurisdictions may not be as extensive as the protection available to the Company in the United States.


    Currently, the Company has received one United States patent for its Kavatrol product, has a second United States patent application pending for a method of using its Kavatrol product and has received two United States patents on its amino acid products, SAF and SAF for Kids. To the extent the Company does not have patents on its products, another company may replicate one or more of the Company's products.


    Although the Company seeks to ensure that it does not infringe the intellectual property rights of others, there can be no assurance that third parties will not assert intellectual property infringement claims against the Company. Natrol was contacted in June 1997 by a third party that claimed Natrol's marketing of melatonin infringed the third party's patents relating to a method of using melatonin and sought to license such patents to Natrol. Since Natrol does not believe its marketing of melatonin infringes the third party's patent claims, Natrol has declined to enter into a license agreement with the third party. Any infringement claims by third parties against the Company may have a material adverse effect on the Company's business, financial condition and results of operations.

LEGAL MATTERS

    From time to time the Company is subject to litigation incidental to its business including possible product liability claims. Such claims, if successful, could exceed applicable insurance coverage.

    The Company is not currently a party to any material legal proceedings.

EMPLOYEES


    As of June 1, 1998, the Company had approximately 189 employees. Of such employees, 36 were engaged in marketing and sales, 106 were devoted to production and distribution and 47 were responsible for management and administration. None of the Company's employees is covered by a collective bargaining agreement. The Company considers its relations with its employees to be good.


PROPERTIES

    The Company leases a 90,000 square foot manufacturing, distribution and office facility in Chatsworth, California. The Company has occupied this facility since March 1997. The facility was designed and constructed to the Company's specifications and includes areas for shipping and receiving, quarantine of new materials, manufacture, quality control and laboratory activities, research and development, packaging, warehousing and administrative offices. The lease for the facility has a ten-year term (which expires in October 2006). In 1997 the Company had total lease costs of $573,000 which covered the manufacturing facility and other space.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


    The executive officers and directors of the Company, and their ages as of June 1, 1998, are as follows:



NAME                                   AGE                                      POSITION
---------------------------------      ---      ------------------------------------------------------------------------
Elliott Balbert..................          52   Chairman of the Board, Chief Executive Officer and President
Dennis R. Jolicoeur..............          50   Chief Financial Officer, Treasurer, Executive Vice President and
                                                Director
Cheryl A. Richitt................          40   Vice President of Marketing
Gary P. DeMello..................          44   Vice President of Operations
Jon J. Denis.....................          50   Vice President of Sales
Norman Kahn(1)(2)................          67   Director
David Laufer(1)(2)...............          57   Director
P. Andrews McLane(1)(2)..........          50   Director


------------------------

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

    Mr. Balbert founded the Company in 1980 and has served as the Company's Chairman of the Board, Chief Executive Officer and President since its inception.

    Mr. Jolicoeur joined the Company as Chief Financial Officer, Treasurer and Executive Vice President in July 1996 and has served as a director of the Company since that date. From October 1993 to June 1996, Mr. Jolicoeur was a principal of Gardiner & Rauen, Inc., an investment banking firm. In 1980 Mr. Jolicoeur founded Lighthouse Press, Inc. ("Lighthouse"), and actively managed Lighthouse until 1989. In 1993, Mr. Jolicoeur and other investors acquired Naiman Printing, Inc. ("Naiman"). Mr. Jolicoeur became President of each of Lighthouse and Naiman in August 1994 following the dismissal of the then-acting President of each company. Naiman and Lighthouse filed voluntary petitions under Chapters 7 and 11, respectively, of the federal bankruptcy code in September 1996.

    Ms. Richitt joined the Company in September 1989 and has served as Vice President of Marketing since 1992. Prior to joining the Company, Ms. Richitt held sales and administrative positions with Vidal Sassoon and Rachel Perry, Inc., a natural cosmetics company.

    Mr. DeMello joined the Company in June 1992 and has been Vice President of Operations since that time. Prior to joining the Company, Mr. DeMello was the Director of Purchasing for Tree of Life, Inc.

    Mr. Denis joined the Company as Vice President of Sales in August 1997. Prior to joining the Company, Mr. Denis served as Vice President of Sales at Conair Inc., a personal care and appliance products company, for 15 years, preceded by eight years in various sales positions at Revlon, Inc.

    Mr. Kahn has served as a director of the Company since April 1995. Mr. Kahn, a private investor, was the Managing Director of the San Marino Financial Group, an investment banking firm, from 1993 to 1996.

    Mr. Laufer has served as a director of the Company since 1996. Since 1996, Mr. Laufer has been a partner of Arter & Hadden LLP, a law firm. Prior to joining Arter & Hadden LLP, Mr. Laufer was a partner or co-managing partner of Kindel & Anderson LLP, a law firm, from 1986 to 1996.

    Mr. McLane has served as a director of the Company since September 1996. He has been at TA Associates, Inc. or its predecessor since 1979, where he is Senior Managing Director and a member of the firm's Executive Committee. Mr. McLane is also a director of Affiliated Managers Group, Inc., an investment management company, and several private companies, including Altamira Management Ltd., a Canadian mutual fund company, and Eight-in-One Pet Products, Inc.

BOARD OF DIRECTORS

    The number of directors of the Company is currently fixed at five. Following the offering, the Company's Board of Directors will be divided into three classes, with the members of each class of directors serving for staggered three-year terms. The Board will consist of two Class I Directors (Messrs. Jolicoeur and Kahn), two Class II Directors (Messrs. Laufer and McLane) and one Class III Director (Mr. Balbert), whose initial terms will expire at the 1999, 2000 and 2001 annual meetings of stockholders, respectively. Mr. McLane was elected a director as the nominee of the holders of the Convertible Preferred Stock.


    The Board of Directors has established an Audit Committee (the "Audit Committee") and a Compensation Committee (the "Compensation Committee"). The Audit Committee recommends the firm to be appointed as independent accountants to audit the Company's financial statements and to perform services related to such audit, reviews the scope and results of such audit with the independent accountants, reviews with management and the independent accountants the Company's year-end operating results, considers the adequacy of the internal accounting procedures and considers the effect of such procedures on the accountants' independence. The Audit Committee currently consists of Messrs. Kahn, Laufer and McLane, none of whom is an officer or an employee of the Company. The Compensation Committee reviews and recommends the compensation arrangements for officers and other senior level employees, reviews general compensation levels for other employees as a group, determines the options or stock to be granted to eligible persons under the 1996 Stock Plan and takes such other action as may be required in connection with the Company's compensation and incentive plans. The Compensation Committee currently consists of Messrs. Kahn, Laufer and McLane. See "--Compensation Committee Interlocks and Insider Participation" and "Certain Transactions."


    On April 8, 1998, the Company granted options to purchase 25,000 shares of Common Stock under the 1996 Stock Plan to Mr. Laufer, a non-employee director. Such options vest as follows: 12,500 shares vested on the date of grant, 4,200 shares vest on each of April 8, 1999 and April 8, 2000 and 4,100 shares vest on April 8, 2001 as long as he continues to serve as a director of the Company.

    Directors receive such compensation for their services as the Board of Directors may from time to time determine. Further, each director is reimbursed for reasonable travel and other expenses incurred in attending meetings.

EXECUTIVE COMPENSATION

    SUMMARY COMPENSATION. The following table sets forth information concerning compensation for services rendered in all capacities awarded to, earned by or paid to the Chief Executive Officer and the four other most highly compensated executive officers of the Company for 1997 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                               LONG-TERM
                                                                                             COMPENSATION
                                                                                ---------------------------------------
                                                        ANNUAL COMPENSATION       NUMBER OF SHARES
                                                      ------------------------       UNDERLYING           ALL OTHER
NAME AND PRINCIPAL POSITION                             SALARY        BONUS      OPTIONS GRANTED(#)    COMPENSATION(1)
----------------------------------------------------  -----------  -----------  --------------------  -----------------
Elliott Balbert.....................................  $   600,000  $   400,000           --              $    29,500
  Chairman, Chief Executive Officer and President
Dennis R. Jolicoeur.................................      212,500       61,953           --                  --
  Chief Financial Officer
Cheryl R. Richitt...................................      128,786       62,274            100,000            --
  Vice President of Marketing
Gary P. DeMello.....................................      112,180       44,234           --                  --
  Vice President of Operations
Jon J. Denis(2).....................................      100,731       26,633            100,000              2,307
  Vice President of Sales

------------------------

(1) Mr. Balbert received $27,400 in life insurance benefits and $2,100 in benefits for the use of a Company car. Mr. Denis received $2,307 in car allowance.

(2) Mr. Denis joined the Company in August 1997.

    OPTION GRANTS, EXERCISES AND HOLDINGS. The following table sets forth information regarding stock options granted during 1997 to the Named Executive Officers.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                                      POTENTIAL REALIZABLE
                                                         INDIVIDUAL GRANTS                                   VALUE
                                 -----------------------------------------------------------------     AT ASSUMED ANNUAL
                                   NUMBER OF       PERCENT OF TOTAL                                      RATES OF STOCK
                                   SECURITIES           OPTIONS                                        PRICE APPRECIATION
                                   UNDERLYING         GRANTED TO          EXERCISE                     FOR OPTION TERM(3)
                                    OPTIONS          EMPLOYEES IN       OR BASE PRICE  EXPIRATION   ------------------------
NAME                             GRANTED(#)(1)        FISCAL YEAR         ($/SH)(2)       DATE         5%($)       10%($)
-------------------------------  --------------  ---------------------  -------------  -----------  -----------  -----------
Cheryl R. Richitt..............       100,000(4)              50%              2.10       7/29/07       132,067      334,686
Jon J. Denis...................       100,000(5)              50%              2.10       8/11/07       132,067      334,686

------------------------------

(1) Vesting of options is subject to the continuation of such employee's service relationship with the Company. The options terminate ten years after the grant date, subject to earlier termination in accordance with the 1996 Stock Plan and the applicable option agreement.

(2) The exercise price equals the fair market value of the stock as of the grant date as determined by the Board of Directors after consideration of a number of factors, including, but not limited to, the Company's financial performance, the Company's status as a private company at the time of grants, the minority interests represented by the option shares and the price of shares of equity securities sold to or purchased by outside investors.

(3) The amounts shown as potential realizable value illustrate what might be realized upon exercise immediately prior to expiration of the option term using the 5% and 10% appreciation rates established in regulations of the Securities and Exchange Commission, compounded annually. The potential realizable value of the options to each of Ms. Richitt and Mr. Denis using the assumed initial public offering price of $13.00 per share is, in each case, $1,907,563 at an assumed 5% appreciation rate and $3,161,865 at an assumed 10% appreciation rate. The potential realizable value is not intended to predict future appreciation of the price of the Common Stock. The values shown do not consider nontransferability, vesting or termination of the options upon termination of such employee's service relationship with the Company.

(4) Options vest 6.25% on October 29, 1997 and then an additional 6.25% every three months thereafter.

(5) Options vest in three equal annual installments commencing on the first anniversary of the date of grant. These options were granted on August 11, 1997.

    OPTION EXERCISES AND YEAR-END HOLDINGS. The following table sets forth information concerning the number and value of unexercised options to purchase Common Stock held by the Named Executive Officers. None of the Named Executive Officers exercised any stock options during Fiscal 1997.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

                                                          NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                         UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS
                                                       OPTIONS AT FISCAL YEAR-END     AT FISCAL YEAR-END ($)(1)
NAME                                                   EXERCISABLE  UNEXERCISABLE    EXERCISABLE   UNEXERCISABLE
-----------------------------------------------------  -----------  --------------  -------------  --------------
Cheryl R. Richitt....................................      71,250         128,750         791,250      1,411,250
Gary P. DeMello......................................      45,000          55,000         500,625        611,875
Jon J. Denis.........................................      --             100,000        --            1,090,000

------------------------

(1) There was no public trading market for the Common Stock as of December 31, 1997. Accordingly, these values have been calculated on the basis of the assumed initial public offering price of $13.00 per share, less the applicable exercise price.


    MANAGEMENT BONUS PLAN. The Board of Directors has adopted an individualized bonus plan for each Named Executive Officer for 1998 to be administered by the Compensation Committee. Awards under the Plan are determined on the basis of the Company's financial performance and certain individual goals, in each case as established by the Compensation Committee at the beginning of 1998.


EMPLOYEE STOCK AND OTHER BENEFIT PLANS


    1996 STOCK OPTION AND GRANT PLAN. The 1996 Stock Plan was initially adopted by the Board of Directors and approved by the Company's stockholders in November 1996. The 1996 Stock Plan as amended and restated was approved by the Company's Board of Directors and stockholders in June 1998. The 1996 Stock Plan permits
(i) the grant of Incentive Options, (ii) the grant of Non-Qualified Options,
(iii) the issuance or sale of Common Stock with or without vesting or other restrictions ("Restricted Stock") or without restrictions ("Unrestricted Stock" and collectively with Restricted Stock, "Stock Grants"), (iv) the grant of Common Stock upon the attainment of specified performance goals ("Performance Share Awards"), (v) the grant of the right to receive cash dividends with the holders of the Common Stock as if the recipient held a specified number of shares of the Common Stock ("Dividend Equivalent Rights") and (vi) the grant of the right to receive the value of the excess of the fair market value of the Common Stock over the exercise price of such rights ("Stock Appreciation Rights" or "SARs"). These grants may be made to officers and other employees, directors, advisors, consultants and other key persons of the Company and its subsidiaries. The 1996 Stock Plan provides for the issuance of 1,770,000 shares of Common Stock, which amount shall be increased as of each June 30 and December 31 by an additional number of shares of Common Stock equal to fifteen percent (15%) of the shares of stock issued by the Company in the previous six months. The sale of 3,200,000 shares of Common Stock offered by the Company hereby will result in an additional 480,000 shares of Common Stock being reserved for issuance under the 1996 Stock Plan. Of the shares reserved for issuance under the 1996 Stock Plan, (i) 720,000 shares were subject to outstanding options with a weighted average exercise price of $5.87 per share as of June 30, 1998 and (ii) 300,000 shares were sold as restricted stock awards for an aggregate purchase price of $562,800 in November 1996. On and after the date the 1996 Stock Plan becomes subject to Section 162(m) of the Code, options with respect to no more than 150,000 shares of Common Stock may be granted to any one individual in any calendar year.


    The 1996 Stock Plan is administered by the Compensation Committee. Subject to the provisions of the 1996 Stock Plan, the Compensation Committee has full power to determine from among the persons eligible for grants under the 1996 Stock Plan the individuals to whom grants will be made, the combination of grants to participants and the specific terms of each grant, including vesting. Incentive Options may be made only to officers or other full-time employees of the Company or its subsidiaries, including members of the Board of Directors who are also full-time employees of the Company or its subsidiaries. The Compensation Committee may delegate the power to grant options to non-executive employees to the Company's Chief Executive Officer.

    The exercise price of options granted under the 1996 Stock Plan is determined by the Compensation Committee. In the case of Incentive Options, the exercise price may not be less than 100% of the fair market value of the underlying shares on the date of grant. If any employee of the Company or any subsidiary owns (or is deemed to own) at the date of grant shares of stock representing in excess of 10% of the combined voting power of all classes of stock of the Company or any parent or subsidiary, the option exercise price for Incentive Options granted to such employee may not be less than 110% of the fair market value of the underlying shares on that date. Non-Qualified Options may be granted at prices which are less than the fair market value of the underlying shares on the date granted. Options typically are subject to vesting schedules, terminate 10 years from the date of grant and may be exercised for specified periods subsequent to the termination of the optionee's employment or other service relationship with the Company. At the discretion of the Compensation Committee, any option may include a "reload" feature pursuant to which an optionee exercising an option receives in addition to the number of shares of Common Stock due on the exercise of such an option an additional option with an exercise price equal to the fair market value of the Common Stock on the date such additional option is granted. Upon the exercise of options, the option exercise price must be paid in full either in cash or by certified or bank check or other instrument acceptable to the Compensation Committee or, in the sole discretion of the Compensation Committee, by delivery of shares of Common Stock already owned by the optionee. The exercise price may also be delivered to the Company by a broker pursuant to irrevocable instructions to the broker selling the underlying shares from the optionee.

    The 1996 Stock Plan also permits Stock Grants, Performance Share Awards, grants of Dividend Equivalent Rights and SARs. Stock Grants may be made to persons under the 1996 Stock Plan, subject to such conditions and restrictions as the Compensation Committee may determine. Prior to the vesting of shares, recipients of Stock Grants generally will have all the rights of a stockholder with respect to the shares, including voting and dividend rights, subject only to the conditions and restrictions set forth in the 1996 Stock Plan or in any agreement. The Compensation Committee may also make Stock Grants in recognition of past services or other valid consideration, or in lieu of cash compensation. In the case of Performance Share Awards, the issuance of shares of Common Stock will occur only after the conditions and restrictions set forth in the grant agreement are satisfied. SARs may be granted in tandem with, or independently of, Incentive Options or Non-Qualified Options. The Compensation Committee may also grant Dividend Equivalent Rights in conjunction with any other grant made pursuant to the 1996 Stock Plan or as a free standing grant. Dividend Equivalent Rights may be paid currently or deemed to be reinvested in additional shares of Common Stock, which may thereafter accrue further dividends.

    The Compensation Committee may, in its sole discretion, accelerate or extend the date or dates on which all or any particular award or awards granted under the 1996 Stock Plan may be exercised or vest. Generally, upon a dissolution, liquidation or sale of a majority of the outstanding voting stock or substantially all of the assets of the Company, 50% of all unvested options, SARs and other awards shall become vested as of the effective date of such transaction, except as the Compensation Committee may otherwise specify with respect to particular awards and except that 100% of unvested options held by directors vest in such circumstances. To the extent not fully vested and exercised, options granted under the 1996 Plan terminate upon the dissolution, liquidation or sale of a majority of the outstanding voting stock or substantially all of the assets of the Company, except as the parties to any such transaction may otherwise agree in their discretion. Vesting of options which remain in effect following a change-in-control generally accelerates in the event the optionee's service relationship with the Company is terminated by the Company without cause or by the optionee for good reason within 18 months following the change-in-control transaction.

    RESTRICTED STOCK GRANT. In November 1996 the Company sold 300,000 shares of Restricted Stock to Dennis R. Jolicoeur under the 1996 Stock Plan for an aggregate purchase price of $562,800. These shares of Restricted Stock vest in equal three-month installments over four years beginning on July 1, 1997, with unvested shares subject to repurchase at cost upon the termination of Mr. Jolicoeur's employment with the Company for any reason. A total of 50% of Mr. Jolicoeur's unvested shares would vest on any sale of a majority of the voting stock or substantially all of the assets of the Company with unvested shares subject to repurchase at cost in the event of any such transaction except to the extent outstanding awards are assumed by the buyer in any such transaction. In the event of such an assumption vesting would occur upon termination of Mr. Jolicoeur's employment with the Company without cause or for good reason within 18 months following such a transaction. See "Certain Transactions."

    1998 EMPLOYEE STOCK PURCHASE PLAN. The Purchase Plan was adopted by the Board of Directors and subsequently approved by the Company's stockholders in May 1998. Up to 225,000 shares of Common Stock may be issued under the Purchase Plan. The Purchase Plan is administered by the Compensation Committee.

    The first offering under the Purchase Plan will begin on September 1, 1998 and end on December 31, 1998. Subsequent offerings will commence on each January 1 and July 1 thereafter and will have a duration of six months. Generally, all employees who are customarily employed for more than 20 hours per week as of the first day of the applicable offering period are eligible to participate in the Purchase Plan. An employee who owns or is deemed to own shares of stock representing in excess of 5% of the combined voting power of all classes of stock of the Company may not participate in the Purchase Plan.

    During each offering, an employee may purchase shares under the Purchase Plan by authorizing payroll deductions of up to 10% of his or her cash compensation during the offering period. The maximum number of shares which may be purchased by any participating employee during any offering period is limited to 1,000 shares (as adjusted by the Compensation Committee from time to time). Unless the employee has previously withdrawn from the offering, his accumulated payroll deductions will be used to purchase Common Stock on the last business day of the period at a price equal to 85% of the fair market value of the Common Stock on the first or last day of the offering period, whichever is lower. Under applicable tax rules, an employee may purchase no more than $25,000 worth of Common Stock in any calendar year. No Common Stock has been issued to date under the Purchase Plan.

AGREEMENTS WITH NAMED EXECUTIVE OFFICERS

    In July 1997 the Company and Jon J. Denis entered into a letter agreement pursuant to which the Company agreed to pay Mr. Denis an annual base salary of $270,000 and provide certain incentive compensation based on sales and severance benefits equal to six months base salary for the first six months of the term and three months base salary thereafter. The Company's obligations under the letter agreement terminate in August 1998.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


    The members of the Compensation Committee are Messrs. Kahn, Laufer and McLane. None of these individuals is an executive officer of the Company. Mr. Laufer is a partner of Arter & Hadden LLP, a law firm which provides services to the Company. Mr. McLane is Senior Managing Director of TA Associates, Inc.



    In September 1996, the TA Investors purchased from the Company 1,921.9 shares of Convertible Preferred Stock for $854,000. The Company used the proceeds of this investment to redeem shares of Common Stock from Mr. Kahn. The TA Investors also purchased 25,078.1 shares of Convertible Preferred Stock from stockholders of the Company. The total consideration paid by the TA Investors for the Convertible Preferred Stock was $12.0 million. Pursuant to this transaction, the Company granted the TA

Investors (i) "piggy back" registration rights from the Company, (ii) certain demand registration rights from the Company as described under "Shares Eligible for Future Sale," (iii) certain rights (the "Co-Sale Rights") from the then current stockholders to participate on a pro rata basis in certain resales of Common Stock by such stockholders (who also agreed to restrictions on transfers of their shares of Common Stock), and (iv) participation rights with respect to certain future issuances of securities by the Company. In addition, the terms of the Convertible Preferred Stock held by the TA Investors provide that the holders thereof shall have the right to elect one director by a vote of a majority of the holders of the outstanding shares thereof voting as a separate class. As a condition to the purchase of the Convertible Preferred Stock by the TA Investors, P. Andrews McLane, the nominee of the TA Investors as holders of all of the outstanding shares of Convertible Preferred Stock, was elected as a director of the Company. The Company also agreed to indemnify the TA Investors and the controlling persons of the TA Investors (including Mr. McLane) against claims and liabilities arising in connection with their investment in or relating to the Company, including claims and liabilities under the securities laws. Effective upon and subject to the completion of this offering, provisions described above relating to the participation rights, the Co-Sale Rights, and restrictions on transfers of shares will expire in accordance with their original terms and, as a result of the conversion of all outstanding shares of Convertible Preferred Stock upon completion of this offering and the retirement of such class of stock, those stockholders who held shares of Convertible Preferred Stock will no longer have the right to elect a director. The registration rights and indemnification arrangements will remain in effect.

                              CERTAIN TRANSACTIONS


    In September 1996, the TA Investors purchased from the Company 1,921.9 shares of Convertible Preferred Stock for $854,000. The Company used the proceeds of this investment to redeem shares of Common Stock from Mr. Kahn. The TA Investors also purchased 25,078.1 shares of Convertible Preferred Stock from stockholders of the Company. The total consideration paid by the TA Investors for the Convertible Preferred Stock was $12.0 million. Pursuant to this transaction, the Company granted the TA Investors (i) "piggy back" registration rights from the Company, (ii) certain demand registration rights from the Company as described under "Shares Eligible for Future Sale," (iii) the Co-Sale Rights from the then current stockholders (who also agreed to restrictions on transfers of their shares of Common Stock), and (iv) participation rights with respect to certain future issuances of securities by the Company. In addition, the terms of the Convertible Preferred Stock held by the TA Investors provide that the holders thereof shall have the right to elect one director by a vote of a majority of the holders of the outstanding shares thereof voting as a separate class. As a condition to the purchase of the Convertible Preferred Stock by the TA Investors, P. Andrews McLane, the nominee of the TA Investors as holders of all of the outstanding shares of Convertible Preferred Stock, was elected as a director of the Company. The Company also agreed to indemnify the TA Investors and the controlling persons of the TA Investors (including Mr. McLane) against claims and liabilities arising in connection with their investment in or relating to the Company, including claims and liabilities under the securities laws. Effective upon and subject to the completion of this offering, provisions described above relating to the participation rights, the Co-Sale Rights, and restrictions on transfers of shares will expire in accordance with their original terms and, as a result of the conversion of all outstanding shares of Convertible Preferred Stock upon completion of the offering and the retirement of such class of stock, those stockholders who held shares of Convertible Preferred Stock will no longer have the right to elect one director. The registration rights and indemnification arrangements will remain in effect.


    In November 1996, the Company sold 300,000 shares of Restricted Stock to Mr. Jolicoeur under the 1996 Stock Plan for an aggregate purchase price of $562,800. Also in November 1996, the Company loaned Mr. Jolicoeur $562,500 and agreed to pay Mr. Jolicoeur annual bonuses equal to the amount of interest on the loan (computed at a rate of 6.6% per annum). The loan to Mr. Jolicoeur matures in November 2004, is required to be prepaid to the extent of the after-tax net proceeds realized from the sale of the Restricted Stock as such Restricted Stock is sold, and is secured by a pledge of the Restricted Stock, with recourse to Mr. Jolicoeur's personal assets limited to 25% of the principal and accrued and unpaid interest thereon.

    The Company has adopted a policy providing that all material transactions between the Company and its officers, directors and other affiliates must (i) be approved by a majority of the members of the Company's Board of Directors and by a majority of the disinterested members of the Company's Board of Directors and
(ii) be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS


    The following table sets forth certain information regarding beneficial ownership of Common Stock as of June 1, 1998 (after giving effect to the conversion of all of the Convertible Preferred Stock upon completion of this offering) and as adjusted to reflect the sale of the shares of Common Stock offered hereby of (i) each person known by the Company to own beneficially five percent or more of the outstanding shares of Common Stock, (ii) each director and Named Executive Officer of the Company, (iii) all directors and executive officers of the Company as a group and (iv) each of the Selling Stockholders. Unless otherwise indicated below, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares of Common stock, except to the extent authority is shared by spouses under applicable law.


                                         SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                                            OWNED PRIOR TO                      OWNED AFTER THE
                                             OFFERING(1)          NUMBER         OFFERING(1)(2)
                                        ----------------------   OF SHARES   ----------------------
NAME OF BENEFICIAL OWNER(3)              NUMBER      PERCENT    OFFERED(2)    NUMBER      PERCENT
--------------------------------------  ---------  -----------  -----------  ---------  -----------
Elliott Balbert (4)...................  6,325,000        64.5%      --       6,325,000        48.7%
TA Associates Group (5)...............  2,700,000        27.6      540,000   2,160,000        16.6
Dennis R. Jolicoeur (6)...............    300,000         3.1       --         300,000         2.3
Cheryl R. Richitt (7).................    123,750         1.2       --         123,750       *
Gary P. DeMello (8)...................     60,000       *           --          60,000       *
Jon J. Denis (9)......................     --          --           --          --          --
Norman Kahn...........................    425,000         4.3      200,000     225,000         1.7
David Laufer(10)......................     12,500       *           --          12,500       *
P. Andrews McLane (11)................      4,607       *              921       3,686       *
All executive officers and directors
  as a group (eight persons)..........  7,250,857        72.5      200,921   7,049,936        53.4

------------------------------

*   Less than 1%.

(1) All percentages have been determined as of May 1, 1998 in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of Common Stock which such person has the right to acquire within 60 days after the date of this Prospectus. For purposes of computing the percentage of outstanding shares of Common Stock held by each person or group of persons named above, any security which such person or persons have the right to acquire within 60 days after the date of this Prospectus is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2) Assumes no exercise of the Underwriters' over-allotment option.

(3) The address of the TA Associates Group is High Street Tower, Suite 2500, 125 High Street, Boston, MA 02110-2720. The address of Mr. McLane is c/o TA Associates, Inc., High Street Tower, Suite 2500, 125 High Street, Boston, MA 02110-2720. The address of all other listed stockholders is c/o Natrol, Inc., 21411 Prairie Street, Chatsworth, CA 91311.


(4) Includes 6,200,000 shares owned by the Balbert Family Trust, a revocable trust of which Mr. Balbert and his wife, Cheryl Balbert, are trustees and of which Mr. and Mrs. Balbert and other members of their family are the beneficiaries. Also includes 125,000 shares of Common Stock owned by Mr. Balbert's daughter, of which Mr. Balbert disclaims beneficial ownership. Mr. Balbert has granted the Underwriters the right to purchase up to 295,500 shares of Common Stock solely to cover over-allotments. If the Underwriters' over-allotment option is exercised in full, Mr Balbert will beneficially own 6,029,500 shares of Common Stock, or 45.3% of the outstanding shares of Common Stock, upon completion of the offering, and all executive officers and directors as a group will beneficially own 6,754,436 shares of Common Stock, or 50.1% of the outstanding shares of Common Stock, upon completion of the offering.


(5) Includes (i) 1,710,000 shares of Common Stock owned by Advent VII L.P., (ii) 787,500 shares of Common Stock owned by Advent Atlantic and Pacific III L.P., (iii) 171,000 shares of Common Stock owned by Advent New York L.P., and (iv) 31,500 shares of Common Stock owned by TA Venture Investors L.P. Advent VII L.P., Advent Atlantic and Pacific III L.P., Advent New York L.P., and TA Venture Investors L.P. are part of an affiliated group of investment partnerships referred to, collectively, as the TA Associates Group. The general partner of Advent VII L.P. is TA Associates VII L.P. The general partner of Advent Atlantic and

    Pacific III L.P. is TA Associates AAP III Partners L.P. The general partner of Advent New York L.P. is TA Associates VI L.P. The general partner of each of TA Associates VII, L.P., TA Associates VI L.P. and TA Associates AAP III Partners, L.P. is TA Associates, Inc. In such capacity, TA Associates, Inc. exercises sole voting and investment power with respect to all of the shares held of record by the named investment partnerships, with the exception of those shares held by TA Venture Investors L.P.; individually, no stockholder, director or officer of TA Associates, Inc. is deemed to have or share such voting or investment power. Principals and employees of TA Associates, Inc. (including Mr. McLane, a director of the Company) comprise the general partners of TA Venture Investors L.P. In such capacity, Mr. McLane may be deemed to share voting and investment power with respect to the 31,500 shares held of record by TA Venture Investors L.P. Mr. McLane disclaims beneficial ownership of all shares, except as to shares held by TA Venture Investors L.P., as to which he holds a pecuniary interest. See Note 11.

(6) Constitutes shares of Restricted Stock held by Mr. Jolicoeur, of which 120,000 shares will be vested within 60 days of May 1, 1998 and 15,000 additional shares vest each calendar quarter thereafter, subject to repurchase upon termination of Mr. Jolicoeur's employment with the Company and in the event of a sale of a majority of the voting stock or substantially all of the assets of the Company. See "Certain Transactions."

(7) Constitutes shares of Common Stock which may be purchased within 60 days of May 1, 1998 upon the exercise of stock options. Excludes 76,250 shares of Common Stock which may be acquired pursuant to unvested stock options, which vest in quarterly installments through July 2001.

(8) Constitutes shares of Common Stock which may be purchased within 60 days of May 1, 1998 upon the exercise of stock options. Excludes 140,000 shares of Common Stock which may be acquired pursuant to unvested stock options, of which 40,000 vest in quarterly installments through July 2000 and 100,000 vest in four annual installments commencing in April 1999.

(9) Mr. Denis may acquire 100,000 shares pursuant to unvested stock options which vest in three annual installments commencing in August 1998.

(10) Constitutes shares of Common Stock which may be purchased within 60 days of May 1, 1998 upon the exercise of stock options. Excludes 12,500 shares of Common Stock which may be acquired pursuant to unvested stock options, which vest in three annual installments commencing in April 1999.

(11) Constitutes shares of Common Stock beneficially owned by Mr. McLane through TA Venture Investors Limited Partnership, all of which shares are included in the 2,700,000 shares described in footnote (5) above. Does not include any shares beneficially owned by Advent VII L.P., Advent Atlantic and Pacific III L.P. or Advent New York L.P., of which Mr. McLane disclaims beneficial ownership.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

    Prior to the completion of this offering, there are 27,000 shares of Convertible Preferred Stock outstanding and 7,100,000 shares of Common Stock (including all outstanding stock grants) outstanding. In connection with and subject to this offering, each share of Convertible Preferred Stock will convert into one hundred shares of Common Stock and one-half of a share of Redeemable Preferred Stock and will thereafter be retired. Pursuant to the terms of the Redeemable Preferred Stock, all of the outstanding shares of Redeemable Preferred Stock will be redeemed by the Company at the time of this offering for $6.0 million.

    Upon completion of this offering, the authorized capital stock of the Company will consist of 50,000,000 shares of Common Stock, of which 13,000,000 shares will be issued and outstanding, and 2,000,000 shares of undesignated preferred stock issuable in one or more series by the Board of Directors ("Preferred Stock"), of which no shares will be issued and outstanding.

    COMMON STOCK. The holders of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders and are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors from funds legally available therefor. Any issuance of Preferred Stock with a dividend preference over Common Stock could adversely affect the dividend rights of holders of Common Stock. Holders of Common Stock are not entitled to cumulative voting rights. Therefore, the holders of a majority of the shares voted in the election of directors can elect all of the directors then standing for election, subject to any voting rights of the holders of any then outstanding Preferred Stock. The holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock. All outstanding shares of Common Stock, including the shares offered hereby, are, or will be upon completion of the offering, fully paid and non-assessable.

    The Certificate and By-laws, which will be effective upon completion of this offering provide, subject to the rights of the holders of any Preferred Stock then outstanding, that the number of directors shall be fixed by the Board of Directors. The directors, other than those who may be elected by the holders of any Preferred Stock, are divided into three classes, as nearly equal in number as possible, with each class serving for a three-year term. Subject to any rights of the holders of any Preferred Stock to elect directors, and to remove any director whom the holders of any Preferred Stock had the right to elect, any director of the Company may be removed from office only with cause and by the affirmative vote of at least two-thirds of the total votes which would be eligible to be cast by stockholders in the election of such director.

    UNDESIGNATED PREFERRED STOCK. The Board of Directors of the Company is authorized, without further action of the stockholders, to issue up to 2,000,000 shares of Preferred Stock in one or more series and to fix the designations, powers, preferences and the relative, participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereon as set forth in the Certificate. Any such Preferred Stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock.

    The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring or seeking to acquire, a significant portion of the outstanding Common Stock.

CERTAIN PROVISIONS OF CERTIFICATE OF INCORPORATION AND BY-LAWS

    A number of provisions of the Certificate and By-laws which will be effective upon completion of this offering concern matters of corporate governance and the rights of stockholders. Certain of these provisions, as well as the ability of the Board of Directors to issue shares of Preferred Stock and to set the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors, including takeovers which stockholders may deem to be in their best interests. To the extent takeover attempts are discouraged, temporary fluctuations in the market price of the Common Stock, which may result from actual or rumored takeover attempts, may be inhibited. These provisions, together with the classified Board of Directors and the ability of the Board to issue Preferred Stock without further stockholder action, also could delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if such removal or assumption would be beneficial to stockholders of Company. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if favorable to the interests of stockholders, and could depress the market price of the Common Stock. The Board of Directors believes that these provisions are appropriate to protect the interests of the Company and all of its stockholders. The Board of Directors has no present plans to adopt any other measures or devices which may be deemed to have an anti-takeover effect.

    MEETINGS OF STOCKHOLDERS. The By-laws provide that a special meeting of stockholders may be called only by the President or the Board of Directors unless otherwise required by law. The By-laws provide that only those matters set forth in the notice of the special meeting may be considered or acted upon at that special meeting unless otherwise provided by law. In addition, the By-laws set forth certain advance notice and informational requirements and time limitations on any director nomination or any new proposal which a stockholder wishes to make at an annual meeting of stockholders.

    INDEMNIFICATION AND LIMITATION OF LIABILITY. The By-laws provide that directors and officers of the Company shall be, and in the discretion of the Board of Directors non-officer employees may be, indemnified by the Company to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company. The By-laws also provide that the right of directors and officers to indemnification shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any by-law, agreement, vote of stockholders or otherwise. The Certificate contains a provision permitted by Delaware law that generally eliminates the personal liability of Directors for monetary damages for breaches of their fiduciary duty, including breaches involving negligence or gross negligence in business combinations, unless the director has breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or a knowing violation of law, paid a dividend or approved a stock repurchase in violation of the Delaware General Corporation Law or obtained an improper personal benefit. This provision does not alter a director's liability under the federal securities laws and does not affect the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty. The Company also entered into indemnification agreements with each of its directors reflecting the foregoing and requiring the advancement of expenses in proceedings involving the directors in most circumstances.

    AMENDMENT OF THE CERTIFICATE. The Certificate provides that an amendment thereof must first be approved by a majority of the Board of Directors and (with certain exceptions) thereafter approved by a majority (or 80% in the case of any proposed amendment to the provisions of the Certificate relating to the composition of the Board or amendments of the Certificate) of the total votes eligible to be cast by holders of voting stock with respect to such amendment.

    AMENDMENT OF BY-LAWS. The Certificate provides that the By-laws may be amended or repealed by the Board of Directors or by the stockholders. Such action by the Board of Directors requires the affirmative vote of a majority of the directors then in office. Such action by the stockholders requires the affirmative vote of at least two-thirds of the total votes eligible to be cast by holders of voting stock with respect to such amendment or repeal at an annual meeting of stockholders or a special meeting called for such purpose, unless the Board of Directors recommends that the stockholders approve such amendment or repeal at such meeting, in which case such amendment or repeal shall only require the affirmative vote of a majority of the total votes eligible to be cast by holders of voting stock with respect to such amendment or repeal.

    ABILITY TO ADOPT SHAREHOLDER RIGHTS PLAN. The Board of Directors may in the future resolve to issue shares of Preferred Stock or rights to acquire such shares to implement a shareholder rights plan. A shareholder rights plan typically gives stockholders of the Company special rights which are intended to discourage persons seeking to gain control of the Company by means of a merger, tender offer, proxy contest or otherwise if such change in control is not in the best interest of the Company and its stockholders. The Board of Directors has no present intention of adopting a shareholder rights plan and is not aware of any attempt to obtain control of the Company.

STATUTORY BUSINESS COMBINATION PROVISION

    Upon completion of the offering, the Company will be subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"). Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or affiliate, or associate of such person, who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder; (ii) the interested stockholder acquired 85% or more of the outstanding voting stock of the corporation in the same transaction that makes it an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans); or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. Under Section 203, an "interested stockholder" is defined (with certain limited exceptions) as any person that is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

    A Delaware corporation may, at its option, exclude itself from the coverage of Section 203 by amending its certificate of incorporation or by-laws by action of its stockholders to exempt itself from coverage, provided that such by-law or charter amendment shall not become effective until 12 months after the date it is adopted. Neither the Certificate nor the By-laws contains any such exclusion.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Common Stock is BankBoston, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of this offering, the Company will have a total of 13,000,000 shares of Common Stock outstanding. Of these shares, the 3,940,000 shares of Common Stock offered hereby will be freely tradable without restriction or registration under the Securities Act by persons other than "affiliates" of the Company, as defined in the Securities Act, who would be required to sell such shares under Rule 144 under the Securities Act. The remaining 9,060,000 shares of Common Stock outstanding will be "restricted securities" as that term is defined by Rule 144 (the "Restricted Shares"). The Restricted Shares were issued and sold by the Company in private transactions in reliance upon exemptions from registration under the Securities Act.

    Of the Restricted Shares, 8,760,000 shares of Common Stock owned by current stockholders of the Company will be eligible for sale in the public market pursuant to Rule 144 under the Securities Act beginning 90 days after the date of this Prospectus, and 120,000 shares of Common Stock owned by current stockholders of the Company will be eligible for sale in the public market in accordance with Rule 701 under the Securities Act beginning 90 days after the date of this Prospectus. In addition 180,000 shares subject to sale under Rule 701 are subject to vesting provisions and will become eligible for sale in the public market at various times as they become vested. In addition, shares acquired upon exercise of vested options as described below are eligible for resale under Rule 701 under the Securities Act beginning 90 days after the date of this Prospectus.

    In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year (including the holding period of any prior owner except an affiliate), including persons who may be deemed "affiliates" of the Company, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the number of shares of Common Stock then outstanding (approximately 130,000 shares upon completion of the offering) or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements, and to the availability of current public information about the Company. In addition, a person who is not deemed to have been an affiliate of the Company at the time during 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. Rule 144 also provides that affiliates who are selling shares that are not Restricted Shares must nonetheless comply with the same restrictions applicable to Restricted Shares with the exception of the holding period requirement.

    Rule 701 promulgated under the Securities Act provides that shares of Common Stock acquired pursuant to the exercise of options outstanding prior to this offering or the grant of Common Stock prior to this offering pursuant to written compensation plans or contracts may be resold by persons other than affiliates beginning 90 days after the date of this Prospectus, subject only to the manner of sale provisions of Rule 144, and by affiliates, beginning 90 days after the date of this Prospectus, subject to all provisions of Rule 144 except its one-year minimum holding period requirement.


    The Company's executive officers and directors, certain stockholders, who in the aggregate will hold 9,010,000 shares of Common Stock (after giving effect to the sale of 740,000 shares by the Selling Stockholders in the offering) and the holders of options to purchase 650,000 shares of Common Stock, have agreed, pursuant to certain Lock-up Agreements, that until 180 days after the date of this Prospectus, they will not, directly or indirectly, offer, sell, assign, transfer, encumber, contract to sell, grant an option to purchase, make a distribution of, or otherwise dispose of, any shares of Common Stock, or any securities convertible into or exchangeable for shares of Common Stock, otherwise than (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree in writing as a condition precedent to such gift or gifts to be bound by the terms of the Lock-up Agreements, or (ii) with the prior written consent of Adams, Harkness & Hill, Inc. In addition, the Company has agreed that, without the prior written consent of Adams, Harkness & Hill, Inc. on behalf of the Underwriters, the Company will not, directly or indirectly, sell, offer, contract to sell, make any short sale, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Common Stock or any securities, convertible into or exchangeable or exercisable for or any rights to purchase or acquire Common Stock, or enter into any swap or other agreement that transfers, in whole or in part any of the economic consequences or ownership of Common Stock, during the 180-day period following the date of this Prospectus, except that the Company may issue, and grant options to purchase, shares of Common Stock under its current stock option and purchase plans and may issue, and grant options to purchase, shares of Common Stock under its current stock option and purchase plans and may issue shares of Common Stock in connection with certain acquisition transactions, provided such shares are subject to the 180-day Lock-up Agreement.


    Upon completion of the offering, a total of (i) 2,250,000 shares of Common Stock will be reserved for issuance under the 1996 Stock Plan, of which 720,000 shares will be issuable upon the exercise of outstanding stock options and 300,000 shares will have been granted as restricted stock, and (ii) 225,000 shares of Common Stock will be reserved for issuance under the Purchase Plan. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Management-- Employee Stock and Other Benefit Plans--1996 Stock Option and Grant Plan" and "--1998 Employee Stock Purchase Plan." The Company intends to file a registration statement on Form S-8 under the Securities Act to register all shares of Common Stock issuable pursuant to the 1996 Stock Plan or the Purchase Plan. The Company expects to file this registration statement within approximately 90 days following the date of this Prospectus, and such registration statement will become effective upon filing. Shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and the Lock-up Agreements described above.



    Stockholders of the Company who will own 2,160,000 shares of Common Stock upon completion this offering have the right on any date three months after this offering to require the Company to register their shares under the Securities Act for resale to the public (i) on Form S-1, if the anticipated net aggregate proceeds exceed $10.0 million (provided that only one registration on Form S-1 is required) and (ii) on Form S-3 if the anticipated net aggregate sale price of such registered shares exceeds $500,000 (provided that only one registration on Form S-3 is required in any 12 month period).


    Prior to this offering, there has been no public market for the Common Stock and no predictions can be made of the effect, if any, that the sale or availability for sale of shares of additional Common Stock will have on the market price of the Common Stock. Nevertheless, sales of substantial amounts of such shares in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Stockholders have agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Adams, Harkness & Hill, Inc., NationsBanc Montgomery Securities LLC and Piper Jaffray Inc. are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company and the Selling Stockholders, the respective number of shares of Common Stock set forth opposite each Underwriter's name below:

                                                                                  NUMBER OF
                                                                                  SHARES OF
UNDERWRITER                                                                     COMMON STOCK
-----------------------------------------------------------------------------  ---------------
Adams, Harkness & Hill, Inc. ................................................
NationsBanc Montgomery Securities LLC........................................

Piper Jaffray Inc. ..........................................................
                                                                               ---------------
Total........................................................................       3,940,000
                                                                               ---------------
                                                                               ---------------

    Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

    The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such
price less a concession of not in excess of $         per share. The
Underwriters may allow, and such dealers may re-allow, a concession not in
excess of $         per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Representatives.

    The Company and the Selling Stockholders have granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 591,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments, if any, in connection with the sale of the 3,940,000 shares of Common Stock offered hereby.


    The Company has agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Adams, Harkness & Hill, Inc., except for the shares of Common Stock offered hereby and except that the Company may issue securities pursuant to the Company's stock plans, upon exercise of outstanding options and warrants or in connection with certain acquisition transactions, provided such shares are subject to the 180-day Lock-up Agreement. In addition, the Company's executive officers and directors, certain stockholders, who in the aggregate will hold 9,010,000 shares of Common Stock (after giving effect to the sale of 740,000 shares by the Selling Stockholders in the offering) and the holders of options to purchase 650,000 shares of Common Stock, have agreed, pursuant to certain Lock-up Agreements, that until 180 days after the date of this Prospectus, they will not, directly or indirectly, offer, sell, assign, transfer, encumber, contract to sell, grant an option to purchase, make a distribution of, or otherwise dispose of, any shares of Common Stock, or any securities convertible into or exchangeable for shares of Common Stock, otherwise than (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree in writing as a condition precedent to such gift or gifts to be bound by the terms of the Lock-up Agreements, or (ii) with the prior written consent of Adams, Harkness & Hill, Inc.

    The Representatives of the Underwriters have informed the Company that they do not intend to confirm sales to any account over which they exercise discretionary authority.

    In connection with this offering, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Common Stock. Syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company in this offering. The Underwriters also may impose a penalty bid, whereby the syndicate may reclaim selling concessions allowed to syndicate members or other broker-dealers in respect of the Common Stock sold in this offering for their account if the syndicate repurchases the shares in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may as a result be higher than the price that might otherwise prevail in the open market. These transactions may be affected on Nasdaq, in the over-the-counter market or otherwise, and may, if commenced, be discontinued at any time.

    Prior to this offering, there has been no public market for the Common Stock. The initial public offering price will be negotiated among the Company, the Selling Stockholders and the Representatives. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, are the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuations of companies in related businesses.

    Application has been made to list the Common Stock for quotation and trading on the Nasdaq National Market under the symbol "NTOL."

    The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Goodwin, Procter & Hoar LLP, Boston, Massachusetts. Certain legal matters related to this offering will be passed upon for the Underwriters by Hale and Dorr LLP, Boston, Massachusetts.

                                    EXPERTS

    The consolidated financial statements of the Company at December 31, 1996 and 1997, and for each of the three years in the period ended December 31, 1997, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The financial statements of Pure-Gar as of and for the years ended December 31, 1996 and 1997 included in this Prospectus and elsewhere in this registration statement have been audited by Farber & Hass LLP, independent public auditors, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

    The Company has not previously been subject to the reporting requirements of the Exchange Act. The Company has filed with the Commission a Registration Statement (which term shall include any amendments thereto) on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement, including the exhibits and schedules thereto, copies of which may be examined without charge at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549 and the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661-2511. Copies of such materials may be obtained from the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at its public reference facilities in New York, New York, and Chicago, Illinois, at prescribed rates. The Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants (which, after this offering, will include the Company) that file electronically with the Commission (at http://www.sec.gov).

    Immediately following this offering, the Company will become subject to the periodic reporting and other informational requirements of the Exchange Act. As long as the Company is subject to such periodic reporting and information requirements, it will file with the Commission all reports, proxy statements and other information required thereby. The Company intends to furnish holders of the Common Stock with annual reports containing financial statements audited by an independent certified public accounting firm.

                                  NATROL, INC.
                         INDEX TO FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS OF NATROL, INC.
Report of Ernst & Young LLP, Independent Public Auditors..............................        F-2
Consolidated Balance Sheets as of December 31, 1996 and 1997 and March 31, 1998
  (unaudited).........................................................................        F-3
Consolidated Statements of Income for the Years Ended December 31, 1995, 1996 and 1997
  and the Three Months Ended March 31, 1997 and 1998 (unaudited)......................        F-4
Consolidated Statements of Stockholders' Equity (Deficit) for the Years Ended December
  31, 1995, 1996 and 1997 and the Three Months Ended March 31, 1998 (unaudited).......        F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 1995, 1996 and
  1997 and the Three Months Ended March 31, 1997 and 1998 (unaudited).................        F-6
Notes to Consolidated Financial Statements............................................        F-7

CONSOLIDATED FINANCIAL STATEMENTS OF PURE-GAR L.P. (A DIVISION OF BASIC VEGETABLE
  PRODUCTS L.P.)
Report of Farber & Hass LLP, Independent Public Auditors..............................       F-19
Balance Sheets as of December 28, 1996 and December 27, 1997..........................       F-20
Statements of Income for the Years Ended December 28, 1996 and December 27, 1997......       F-21
Statements of Partners' Equity for the Years Ended December 28, 1996 and December 27,
  1997................................................................................       F-22
Statements of Cash Flows for the Years Ended December 28, 1996 and December 27,
  1997................................................................................       F-23
Notes to Financial Statements.........................................................       F-24

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
Unaudited Pro Forma Consolidated Statements of Income for the Year Ended December 31,
  1997 and the Three Months Ended March 31, 1998......................................       F-27

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Natrol, Inc.


    We have audited the accompanying consolidated balance sheets of Natrol, Inc. and subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of income, stockholders' equity (deficit) and cash flows for each of the years in the three year period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Natrol, Inc. and subsidiaries at December 31, 1996 and 1997 and the consolidated results of their operations and their cash flows for each of the years in the three year period ended December 31, 1997, in conformity with generally accepted accounting principles.



                                          ERNST & YOUNG LLP



Woodland Hills, California
  April 13, 1998, except with respect to Note 10, for which the date is June 19, 1998

                                  NATROL, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                DECEMBER 31,                         PRO FORMA
                                                          -------------------------   MARCH 31,      MARCH 31,
                                                             1996          1997          1998           1998
                                                          -----------  ------------  ------------  --------------
                                                                                             (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.............................  $   285,187  $  1,800,202  $  2,228,671
  Accounts receivable, net of allowances of $160,000 in
    1996 and $262,000 in 1997 and $307,000 at March
    31,1998.............................................    3,999,124     5,396,625     7,649,634
  Inventories...........................................    3,874,300     6,934,181     7,425,772
  Deferred taxes........................................      635,973       553,890       553,420
  Income taxes receivable...............................      178,861       --            --
  Prepaid expenses and other current assets.............      200,523       340,649       412,523
                                                          -----------  ------------  ------------
Total current assets....................................    9,173,968    15,025,547    18,270,020
Equipment and leasehold improvements:
  Furniture and office equipment........................      339,649       871,048       899,873
  Machinery and equipment...............................    1,296,258     2,804,346     3,035,646
  Leasehold improvements................................      135,352     1,875,625     1,875,625
  Construction in progress..............................    1,193,546       --            --
                                                          -----------  ------------  ------------
                                                            2,964,805     5,551,019     5,811,144
  Accumulated depreciation and amortization.............     (869,613)     (922,839)   (1,114,511)
                                                          -----------  ------------  ------------
                                                            2,095,192     4,628,180     4,696,633
Other assets:
  Deposits..............................................       53,067        43,497        43,497
  Trademarks and patents, net...........................       22,549        18,876        17,958
  Goodwill..............................................      --            --          9,001,229
                                                          -----------  ------------  ------------
                                                               75,616        62,373     9,062,684
                                                          -----------  ------------  ------------
Total assets............................................  $11,344,776  $ 19,716,100  $ 32,029,337
                                                          -----------  ------------  ------------
                                                          -----------  ------------  ------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Line of credit........................................  $   --       $    --       $  3,000,000
  Accounts payable......................................    2,988,997     3,867,846     5,084,344
  Accrued expenses......................................      838,715       899,311     1,853,359
  Accrued payroll and related liabilities...............      246,504       413,687       584,728
  Income taxes payable..................................      --            422,083       948,573
  Dividends payable.....................................      400,000       --            --
  Current portion of long-term debt.....................      204,167       998,611     1,500,000
                                                          -----------  ------------  ------------
Total current liabilities...............................    4,678,383     6,601,538    12,971,004
Deferred income taxes, noncurrent.......................       16,694        72,774        72,314
Long-term debt, less current portion....................      404,861     2,606,250     7,375,000
Convertible participating preferred stock, $0.01 par
  value per share, 27,000 shares authorized, issued and
  outstanding as of December 31, 1996 and 1997;
  liquidation preference of $12,000,000; no shares
  authorized, issued or outstanding on a pro forma
  basis.................................................   12,000,000    12,000,000    12,000,000  $     --
Redeemable preferred stock, $0.01 par value per share,
  13,500 shares authorized; none issued and outstanding;
  13,500 shares issued and outstanding on a pro forma
  basis.................................................      --            --            --            6,000,000
Commitments
Stockholders' equity (deficit):
  Preferred stock, par value of $0.01 per share:
  Authorized shares--2,000,000..........................
  Issued and outstanding shares--none...................      --            --            --             --
  Common stock, par value of $0.01 per share:
    Authorized shares -- 50,000,000.....................
    Issued and outstanding shares -- 7,100,000;
      9,800,000 on a pro forma basis....................       71,000        71,000        71,000          98,000
  Additional paid-in capital............................      559,500       559,500       559,500      12,532,500
  Retained earnings (deficit)...........................   (5,823,162)   (1,632,462)     (456,981)     (6,456,981)
                                                          -----------  ------------  ------------  --------------
                                                           (5,192,662)   (1,001,962)      173,519       6,173,519
  Receivable from stockholder...........................     (562,500)     (562,500)     (562,500)       (562,500)
                                                          -----------  ------------  ------------  --------------
Total stockholders' equity (deficit)....................   (5,755,162)   (1,564,462)     (388,981) $    5,611,019
                                                          -----------  ------------  ------------  --------------
Total liabilities and stockholders' equity..............  $11,344,776  $ 19,716,100  $ 32,029,337
                                                          -----------  ------------  ------------
                                                          -----------  ------------  ------------

                            See accompanying notes.

                                  NATROL, INC.

                       CONSOLIDATED STATEMENTS OF INCOME


                                                                                        THREE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,                      MARCH 31,
                                     -------------------------------------------  ------------------------------
                                         1995           1996           1997            1997            1998
                                     -------------  -------------  -------------  --------------  --------------
                                                                                           (UNAUDITED)
Net sales..........................  $  23,565,664  $  40,802,352  $  42,874,759  $    9,908,946  $   13,116,420
Cost of goods sold.................     12,214,148     18,497,818     19,799,712       4,474,497       6,320,642
                                     -------------  -------------  -------------  --------------  --------------
                                        11,351,516     22,304,534     23,075,047       5,434,449       6,795,778
                                     -------------  -------------  -------------  --------------  --------------

Selling and marketing expenses.....      4,457,928      8,735,815     11,398,390       2,989,644       3,477,162
General and administrative
  expenses.........................      3,378,175      5,431,368      4,450,244       1,055,038       1,230,300
                                     -------------  -------------  -------------  --------------  --------------
                                         7,836,103     14,167,183     15,848,634       4,044,682       4,707,462
                                     -------------  -------------  -------------  --------------  --------------
Operating income...................      3,515,413      8,137,351      7,226,413       1,389,767       2,088,316

Interest income....................         25,163        109,102         20,695        --                21,146
Interest expense...................        (43,891)       (55,472)      (240,250)        (35,359)       (152,481)
                                     -------------  -------------  -------------  --------------  --------------
Income before income tax
  provision........................      3,496,685      8,190,981      7,006,858       1,354,408       1,956,981
Income tax provision...............      1,452,670      2,298,593      2,816,158         544,355         781,500
                                     -------------  -------------  -------------  --------------  --------------
Net income.........................  $   2,044,015  $   5,892,388  $   4,190,700  $      810,053  $    1,175,481
                                     -------------  -------------  -------------  --------------  --------------
                                     -------------  -------------  -------------  --------------  --------------
Pro forma net income data (NOTE 4):
Income before provision for income
  taxes............................  $   3,496,685  $   8,190,981  $   7,006,858  $    1,354,408  $    1,956,981
Pro forma income tax provision
  (actual for the years ended 1995
  and 1997 and the three months
  ended 1997 and 1998).............      1,452,670      3,159,793      2,816,158         544,355         781,500
                                     -------------  -------------  -------------  --------------  --------------
Pro forma net income...............  $   2,044,015  $   5,031,188  $   4,190,700  $      810,053  $    1,175,481
                                     -------------  -------------  -------------  --------------  --------------
                                     -------------  -------------  -------------  --------------  --------------

Basic earnings per share...........  $        0.34  $        0.94  $        0.59  $         0.11  $         0.17
                                     -------------  -------------  -------------  --------------  --------------
                                     -------------  -------------  -------------  --------------  --------------
Diluted earnings per share.........  $        0.34  $        0.83  $        0.41  $         0.08  $         0.11
                                     -------------  -------------  -------------  --------------  --------------
                                     -------------  -------------  -------------  --------------  --------------
Weighted average shares
  outstanding--basic...............      6,000,000      6,275,000      7,100,000       7,100,000       7,100,000
                                     -------------  -------------  -------------  --------------  --------------
                                     -------------  -------------  -------------  --------------  --------------
Weighted average shares
  outstanding--diluted.............      6,000,000      7,065,385     10,272,859      10,261,538      10,272,859
                                     -------------  -------------  -------------  --------------  --------------
                                     -------------  -------------  -------------  --------------  --------------


                            See accompanying notes.

                                  NATROL, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                          ORIGINALLY ISSUED
                                            COMMON STOCK            COMMON STOCK       ADDITIONAL    RETAINED     RECEIVABLE
                                        ---------------------  ----------------------    PAID-IN     EARNINGS        FROM
                                          SHARES     AMOUNT     SHARES      AMOUNT       CAPITAL     (DEFICIT)   STOCKHOLDER
                                        ----------  ---------  ---------  -----------  -----------  -----------  ------------
Balance at January 1, 1995............   6,000,000  $  10,000         --   $      --    $  50,000   $ 1,199,435   $       --
Net income............................          --         --         --          --           --     2,044,015           --
                                        ----------  ---------  ---------  -----------  -----------  -----------  ------------
Balance at December 31, 1995..........   6,000,000     10,000         --          --       50,000     3,243,450           --
Dividends, $0.55 per share............          --         --         --          --           --    (3,300,000)          --
Exchanged shares in exchange for new
  shares..............................  (6,000,000)   (10,000) 7,027,780      70,278      (50,000)      (13,250)          --
Repurchase from stockholder...........          --         --   (227,780)     (2,278)          --      (502,900)          --
Restricted stock issued...............          --         --    300,000       3,000      559,500            --     (562,500)
Adjustment for redemption value of
  convertible participating preferred
  stock...............................          --         --         --          --           --   (11,142,850)          --
Net income............................          --         --         --          --           --     5,892,388           --
                                        ----------  ---------  ---------  -----------  -----------  -----------  ------------
Balance at December 31, 1996..........          --         --  7,100,000      71,000      559,500    (5,823,162)    (562,500)
Net income............................          --         --         --          --           --     4,190,700           --
                                        ----------  ---------  ---------  -----------  -----------  -----------  ------------
Balance at December 31, 1997..........          --         --  7,100,000      71,000      559,500    (1,632,462)    (562,500)
Net income (unaudited)................          --         --         --          --           --     1,175,481           --
                                        ----------  ---------  ---------  -----------  -----------  -----------  ------------
Balance at March 31, 1998
  (unaudited).........................          --  $      --  7,100,000   $  71,000    $ 559,500   $  (456,981)  $ (562,500)
                                        ----------  ---------  ---------  -----------  -----------  -----------  ------------
                                        ----------  ---------  ---------  -----------  -----------  -----------  ------------


                                           TOTAL
                                        -----------
Balance at January 1, 1995............  $ 1,259,435
Net income............................    2,044,015
                                        -----------
Balance at December 31, 1995..........    3,303,450
Dividends, $0.55 per share............   (3,300,000)
Exchanged shares in exchange for new
  shares..............................       (2,972)
Repurchase from stockholder...........     (505,178)
Restricted stock issued...............           --
Adjustment for redemption value of
  convertible participating preferred
  stock...............................  (11,142,850)
Net income............................    5,892,388
                                        -----------
Balance at December 31, 1996..........   (5,755,162)
Net income............................    4,190,700
                                        -----------
Balance at December 31, 1997..........   (1,564,462)
Net income (unaudited)................    1,175,481
                                        -----------
Balance at March 31, 1998
  (unaudited).........................  $  (388,981)
                                        -----------
                                        -----------


                            See accompanying notes.

                                  NATROL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                          THREE MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,                    MARCH 31,
                                            ----------------------------------------  ---------------------------
                                                1995          1996          1997          1997          1998
                                            ------------  ------------  ------------  ------------  -------------
                                                                                              (UNAUDITED)
OPERATING ACTIVITIES
Net income................................  $  2,044,015  $  5,892,388  $  4,190,700  $    810,053  $   1,175,481
Adjustments to reconcile net income to net
  cash provided by operating activities:
  Depreciation and amortization...........       192,490       364,158       690,335       169,863        192,100
  Amortization of goodwill................            --            --            --            --         50,000
  Provision for bad debts and returns.....       264,366       314,820     1,002,683       230,763         12,100
  Deferred taxes..........................      (143,151)     (397,461)      138,163            --             10
  Changes in operating assets and
    liabilities:
    Accounts receivable...................    (3,155,866)      (88,178)   (1,440,220)     (231,887)      (204,393)
    Inventories...........................      (319,160)   (1,770,548)   (3,059,881)     (236,721)     1,231,274
    Income taxes receivable/payable.......       355,933    (1,031,246)      600,944       674,946        526,490
    Deposits..............................         5,450       (40,757)        9,570            --             --
    Prepaid expenses and other current
      assets..............................        55,422       (52,632)     (140,126)       46,473       (115,396)
    Accounts payable......................       710,906       549,052       878,849      (913,041)      (638,117)
    Accrued expenses......................       187,210        (3,475)     (899,368)      741,718        954,048
    Accrued payroll and related
      liabilities.........................       211,255        35,201       167,183       113,846        171,041
                                            ------------  ------------  ------------  ------------  -------------
Net cash provided by operating
  activities..............................       408,870     3,771,322     2,138,832     1,406,013      3,354,638

INVESTING ACTIVITIES
Assets purchased, net of liabilities
  assumed in connection with Pure-Gar
  acquisition.............................            --            --            --            --    (11,085,736)
Purchases of equipment and leasehold
  improvements............................      (409,354)   (1,865,099)   (3,219,650)   (1,557,550)      (110,572)
                                            ------------  ------------  ------------  ------------  -------------
Net cash used in investing activities.....      (409,354)   (1,865,099)   (3,219,650)   (1,557,550)   (11,196,308)

FINANCING ACTIVITIES
Proceeds from long-term debt..............        66,667       750,000     4,000,000       600,000      9,000,000
Repayments on long-term debt..............       (84,000)     (207,639)   (1,004,167)      (51,041)    (3,729,861)
Proceeds (repayments) on line of credit,
  net.....................................       (26,389)     (127,778)           --            --      3,000,000
Convertible participating preferred stock
  sold....................................            --       854,178            --            --             --
Repurchase of common stock................            --      (505,178)           --            --             --
Dividends paid to stockholders............            --    (2,900,000)     (400,000)     (400,000)            --
                                            ------------  ------------  ------------  ------------  -------------
Net cash provided by (used in) financing
  activities..............................       (43,722)   (2,136,417)    2,595,833       148,959      8,270,139
                                            ------------  ------------  ------------  ------------  -------------
Net increase (decrease) in cash and cash
  equivalents.............................       (44,206)     (230,194)    1,515,015        (2,578)       428,469
Cash and cash equivalents, beginning of
  year....................................       559,587       515,381       285,187       285,187      1,800,202
                                            ------------  ------------  ------------  ------------  -------------
Cash and cash equivalents, end of year....  $    515,381  $    285,187  $  1,800,202  $    282,609  $   2,228,671
                                            ------------  ------------  ------------  ------------  -------------
                                            ------------  ------------  ------------  ------------  -------------
Supplemental disclosures of cash flow
  information:
  Cash paid during the year for:
    Interest..............................  $     43,891  $     55,472  $    240,250  $     35,359  $     152,481
    Income taxes..........................  $    916,990  $  3,770,000  $  2,215,000  $         --  $          --


Supplemental non-cash transactions


During the year ended December 31, 1996, the Company adjusted retained earnings (deficit) for $11,142,850, which increases the convertible participating preferred stock to its redemption value.


                            See accompanying notes.

                                  NATROL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF THE BUSINESS


    Natrol, Inc. (collectively with its subsidiaries, referred to as the Company) manufactures and markets branded, high-quality dietary supplement products, including vitamins, minerals, herbs and specialty formulations, weight control products and hormones. The Company sells its products under the Natrol brand name through multiple distribution channels throughout the United States, including domestic health food stores and mass market drug, retail and grocery store chains.


    On July 1, 1996, the Company elected to be treated as an S Corporation for federal income and California franchise tax purposes under Subchapter S of the Internal Revenue Code and the corresponding provisions of the California statute. Accordingly, the stockholders reported their equity in the earnings or losses of the Company on their individual tax returns. In connection with this election, the Company changed its year end from June 30 to a calendar year end.

    On September 30, 1996, the Company filed an amendment to its charter whereby all outstanding shares of common stock were split-up and converted to shares of common stock and 25,078.1 shares of convertible participating preferred stock. The original stockholders subsequently sold all of their convertible participating preferred stock to unrelated third parties (the new stockholders). The Company also sold an additional 1,921.9 shares of the convertible participating preferred stock to the new stockholders. Upon completion of the transactions, the new stockholders held 27,000 shares of convertible participating preferred stock which were convertible into approximately 27% of the then outstanding shares of Common Stock and 13,500 shares of redeemable preferred stock.

    Upon the creation and issuance of the convertible participating preferred stock on September 30, 1996, the Company was required to change its status for income tax purposes back to a C Corporation.

PRESENTATION

    For purposes of comparability to the year ended December 31, 1997, the consolidated financial information for the prior years has been restated to include each of the twelve month periods ended December 31, 1995 and 1996. These twelve month periods are referred to in the consolidated financial statements and the following notes to the consolidated financial statements as the years ended December 31, 1995 and 1996.

    On January 15, 1998, the Company reincorporated itself in the State of Delaware. Effective with the reincorporation, a ten-for-one reverse stock split occurred affecting all classes of stock then outstanding. All references in the accompanying consolidated financial statements to the number of shares and per share amounts have been retroactively adjusted to reflect the reverse stock split.

    The pro forma March 31, 1998 unaudited information reflected in the accompanying balance sheets reflect the conversion of the convertible participating preferred stock into redeemable preferred stock and common stock. Upon completion of the proposed initial public offering as described in Note 10 to the consolidated financial statements, the redeemable preferred stock will be redeemed for $6,000,000.

    The accompanying unaudited financial statements as of March 31, 1998 and for the three months ended March 31, 1997 and 1998 have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and note disclosures normally included in financial statements prepared in conformity with generally accepted accounting principles have been condensed or omitted. In the opinion of the Company, all adjustments,

                                  NATROL, INC.

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) consisting of only normal recurring accruals, necessary to present fairly the financial position, results of operations and cash flows for the periods presented have been made.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts and operations of Natrol, Inc. and its wholly owned subsidiaries. All significant intercompany accounts have been eliminated in consolidation.

ESTIMATES AND ASSUMPTIONS

    The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates, although management does not believe that any differences would materially affect the Company's consolidated financial position or results of operations.

MAJOR CUSTOMERS

    The Company had net sales to two customers which individually represented 17.2% and 10.0%, respectively, of total Company net sales during the year ended December 31, 1995. The Company had net sales to three customers which individually represented 14.5%, 12.6% and 10.2%, respectively, of total Company net sales during the year ended December 31, 1996. The Company had net sales to two customers which individually represented 17.8% and 11.6%, respectively, of total Company net sales during the year ended December 31, 1997. The Company had net sales to two customers which individually represented 14.8% and 11.1% and 15.3% and 10.4%, respectively, of total Company net sales during the three months ended March 31, 1997 and 1998, respectively.

MAJOR PRODUCTS

    The Company's sales of two products each comprised approximately 28.7% and 27.3%, respectively, of net sales during the year ended December 31, 1995. The Company's sales of three products each comprised approximately 36.0%, 18.8% and 18.1%, respectively, of net sales during the year ended December 31, 1996. The Company's sales of two products each comprised approximately 17.1% and 17.7%, respectively, of net sales during the year ended December 31, 1997. The Company's sales of three products each comprised approximately 23.7%, 20.7% and 20.0%, respectively, of net sales during the three months ended March 31, 1997. The Company's sales of two products each comprised approximately 15.1% and 12.2%, respectively, of net sales during the three months ended March 31, 1998.

CONCENTRATION OF CREDIT RISK

    Concentrations of credit risk with respect to trade receivables, other than significant customers previously discussed, are limited, due to the distribution of sales over a large customer base. The Company performs periodic credit evaluations of its customers' financial conditions and generally does not require collateral. Credit losses have been within management's expectations.

                                  NATROL, INC.

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) CASH EQUIVALENTS

    The Company considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents.

INVENTORIES

    Inventories are carried at the lower of cost (first-in, first-out method) or market.

EQUIPMENT AND LEASEHOLD IMPROVEMENTS

    Equipment and leasehold improvements are stated on the basis of cost. Depreciation on furniture, machinery and equipment is computed using the straight-line method over the estimated useful lives of the assets ranging from five to ten years. Amortization on leasehold improvements is computed using the straight-line method over the shorter of the estimated lives of the assets or the lease terms.

TRADEMARKS AND PATENTS

    Costs of obtaining trademarks and patents are capitalized and amortized using the straight-line basis over the estimated useful life of eleven years. Accumulated amortization was $17,951 and $21,624 at December 31, 1996 and 1997, respectively. The costs of servicing the Company's patents and trademarks are expensed as incurred.

REVENUE RECOGNITION


    The Company sells its products to retail outlets through a direct salesforce and a national broker network. Sales are recorded when products are shipped to customers by the Company. Net sales represent products shipped, less estimated returns and allowances for which provisions are made at the time of sale. Generally the returns and allowances are limited to damaged goods and the estimates recorded are based upon known claims and an estimate of additional returns.


ADVERTISING COSTS

    Advertising and promotional costs are expensed at first showing. In addition, the Company advertises on a cooperative basis by accruing an obligation to reimburse retailers for qualified advertising of Company products. The Company provides for cooperative advertising obligations in the same period as the related revenue is recognized. Advertising and promotional costs amounted to $2,473,659, $5,638,500 and $6,944,454, respectively, for the years ended December 31, 1995, 1996 and 1997 and $2,086,725 and $2,092,693 for the three months ended March 31, 1997 and 1998, respectively.

RESEARCH AND DEVELOPMENT COSTS

    The Company incurs research and development costs relating to the development of its dietary supplement products. Research and development costs are expensed as incurred and amounted to $106,848, $117,184 and $357,064 for the years ended December 31, 1995, 1996 and 1997, respectively, and $64,414 and $79,946 for the three months ended March 31, 1997 and 1998, respectively.

                                  NATROL, INC.

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) STOCK-BASED COMPENSATION

    Statement of Financial Accounting Standard (SFAS) No. 123, "Accounting for Stock-Based Compensation" encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees."

EARNINGS PER SHARE

    The Company calculates earnings per share in accordance with SFAS No. 128 "Earnings per Share." Pro forma basic earnings per share have been computed by dividing pro forma net income by the pro forma weighted average number of common shares outstanding. Pro forma diluted earnings per share have been computed by dividing pro forma net income by securities or other contracts to issue common stock as if these securities were exercised or converted to common stock.

    The following table sets forth the calculation for basic and diluted earnings per share for the periods indicated:


                                                                                          THREE MONTHS
                                            YEAR ENDED DECEMBER 31,                      ENDED MARCH 31,
                                  --------------------------------------------  ---------------------------------
                                      1995           1996            1997            1997             1998
                                  -------------  -------------  --------------  --------------  -----------------
                                                                                           (UNAUDITED)
Earnings:
Net income......................  $   2,044,015  $   5,892,388  $    4,190,700  $      810,053   $     1,175,481
                                  -------------  -------------  --------------  --------------  -----------------
                                  -------------  -------------  --------------  --------------  -----------------
Shares:
Weighted average shares for
  basic earnings per share......      6,000,000      6,275,000       7,100,000       7,100,000         7,100,000
Conversion of convertible
  participating preferred
  stock.........................             --        675,000       2,700,000       2,700,000         2,700,000
Share equivalent for redeemable
  preferred stock...............             --        115,385         461,538         461,538           461,538
Stock options...................             --             --          11,321              --            11,321
                                  -------------  -------------  --------------  --------------  -----------------
Weighted average shares for
  diluted earnings per share....      6,000,000      7,065,385      10,272,859      10,261,538        10,272,859
                                  -------------  -------------  --------------  --------------  -----------------
                                  -------------  -------------  --------------  --------------  -----------------



    As discussed further in Notes 1 and 4, the Company elected to be taxed as an S Corporation for federal income and California franchise tax purposes for the period from July 1, 1996 through September 29, 1996, and was taxed as a C Corporation for all the other periods in the year ended December 31, 1996. Accordingly, the provision for income taxes for the period in which the Company was taxed as an S Corporation reflects primarily state income tax, if any. If the Company had been subject to tax as a C Corporation for the entire year ended December 31, 1996, pro forma basic and diluted earnings per share would have been $0.80 and $0.71, respectively.

                                  NATROL, INC.

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) LONG-LIVED ASSETS


    The Company reviews for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable. An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount. No such impairment losses have been identified by the Company.


NEW ACCOUNTING PRONOUNCEMENTS

    In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). This statement establishes standards for reporting and display of comprehensive income and its components. Components of comprehensive income are net income and all other non-owner changes in equity such as unrealized gains on available-for-sale securities that are not included in net income. This statement requires that an enterprise: (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings in the equity section of the balance sheet. While SFAS No. 130 is effective for financial statements issued for periods beginning after December 15, 1997, and therefore was adopted in the year ended December 31, 1998, there were no items of comprehensive income and no impact on the Company's results of operations or related disclosures for the three months ended March 31, 1997 and 1998.

    SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," was issued in June 1997. SFAS No. 131 is effective for fiscal years beginning subsequent to December 15, 1997, and therefore, will be adopted by the Company for the year ended December 31, 1998. The Company does not expect the adoption of SFAS No. 131 to result in any material changes in its disclosure and this statement will have no impact on the Company's consolidated results of operations, financial position or cash flows.

RECLASSIFICATIONS

    Certain reclassifications have been made to the prior year consolidated financial statements to conform to the presentation in 1997.

2. INVENTORIES

    Inventories consist of the following:

                                                                          DECEMBER 31,
                                                                  ----------------------------
                                                                      1996           1997
                                                                  -------------  -------------
Raw material and packaging supplies.............................  $   2,309,822  $   3,837,856
Finished goods..................................................      1,564,478      3,096,325
                                                                  -------------  -------------
                                                                  $   3,874,300  $   6,934,181
                                                                  -------------  -------------
                                                                  -------------  -------------

                                  NATROL, INC.

3. FINANCING

    Long-term debt consists of the following:

                                                                                               DECEMBER 31,
                                                                                        --------------------------
                                                                                           1996          1997
                                                                                        -----------  -------------
Note payable to a bank, payable in monthly installments of $41,667, beginning October
  31, 1997, plus interest at the prime rate plus 0.25%, due October 31, 2002..........  $        --  $   1,875,000
Note payable to a bank, payable in monthly installments of $25,000, beginning June 30,
  1997, plus interest at the prime rate plus 0.25%, due June 30, 2002.................           --      1,325,000
Note payable to a bank, payable in monthly installments of $11,458, beginning July 1,
  1996, plus interest at the prime rate plus 0.75%, due June 1, 2000..................      481,250        343,750
Note payable to a bank, payable in monthly installments of $5,556 plus interest at the
  prime rate plus 0.75%, due November 1, 1998.........................................      127,778         61,111
                                                                                        -----------  -------------
                                                                                            609,028      3,604,861
Less current portion..................................................................      204,167        998,611
                                                                                        -----------  -------------
                                                                                        $   404,861  $   2,606,250
                                                                                        -----------  -------------
                                                                                        -----------  -------------

    Future maturities of long-term debt at December 31 are as follows:

1998...........................................................................  $  998,611
1999...........................................................................     937,500
2000...........................................................................     868,750
2001...........................................................................     675,000
2002...........................................................................     125,000
                                                                                 ----------
                                                                                 $3,604,861
                                                                                 ----------
                                                                                 ----------

    In addition to the term loans, the Company has an agreement with a bank which provides for maximum borrowings on a revolving line of credit up to $2,500,000, based on a formula, through December 1, 1998, with interest at the prime rate plus 0.5% (prime rate was 8.50% at December 31, 1997). No amounts were outstanding under this agreement at December 31, 1996 and 1997. The line of credit and term loans are collateralized by substantially all of the Company's assets and include requirements that the Company comply with certain financial covenants. The agreement provides for a letter of credit up to a maximum of $250,000, of which no amounts were outstanding at December 31, 1996 and 1997. This agreement was subsequently replaced by the agreement described in Note 9 to the consolidated financial statements.

4. INCOME TAXES

    The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on differences between enacted rates and laws that will be in effect when the differences are expected to reverse.

                                  NATROL, INC.

4. INCOME TAXES (CONTINUED)
    The income tax provision consists of the following:

                                                                                 YEAR ENDED DECEMBER 31,
                                                                       -------------------------------------------
                                                                           1995           1996           1997
                                                                       -------------  -------------  -------------
Current:
  Federal............................................................  $   1,260,351  $   2,078,292  $   2,161,400
  State..............................................................        335,470        617,762        516,595
                                                                       -------------  -------------  -------------
                                                                           1,595,821      2,696,054      2,677,995
Deferred:
  Federal............................................................       (133,574)      (303,734)        72,202
  State..............................................................         (9,577)       (93,727)        65,961
                                                                       -------------  -------------  -------------
                                                                            (143,151)      (397,461)       138,163
                                                                       -------------  -------------  -------------
Total income tax provision...........................................  $   1,452,670  $   2,298,593  $   2,816,158
                                                                       -------------  -------------  -------------
                                                                       -------------  -------------  -------------

    As described in Note 1 to the consolidated financial statements, in 1996 the Company elected to be treated as an S Corporation for federal income and California franchise tax purposes under Subchapter S of the Internal Revenue Code and the corresponding provisions of the California statute. Upon the creation and issuance of the convertible participating preferred stock as discussed in Notes 1 and 6 to the consolidated financial statements, the Company was required to change its status for income tax purposes back to a C corporation. The following unaudited pro forma income tax information has been determined as if the Company operated as a C corporation for the entire year ended December 31, 1996. The pro forma information presented below represents actual amounts for the years ended December 31, 1995 and 1997 as the Company was operating as a C corporation during those periods.

                                                                                 YEAR ENDED DECEMBER 31,
                                                                       -------------------------------------------
                                                                           1995           1996           1997
                                                                       -------------  -------------  -------------
Federal tax provision................................................  $   1,126,777  $   2,599,860  $   2,233,602
State income taxes net of federal benefit............................        325,893        559,933        582,556
                                                                       -------------  -------------  -------------
Total pro forma income tax provision.................................  $   1,452,670  $   3,159,793  $   2,816,158
                                                                       -------------  -------------  -------------
                                                                       -------------  -------------  -------------

    The difference between actual income tax expense and the U.S. Federal statutory income tax rate is as follows:


                                                                                          YEAR ENDED DECEMBER 31,
                                                                                      -------------------------------
                                                                                        1995       1996       1997
                                                                                      ---------  ---------  ---------
Statutory rate......................................................................       34.0%      34.0%      34.0%
State tax provision.................................................................        6.0        4.0        6.0
S Corporation status................................................................         --      (10.0)        --
Other...............................................................................        1.5         --         --
                                                                                            ---  ---------        ---
Effective tax rate..................................................................       41.5%      28.0%      40.0%
                                                                                            ---  ---------        ---
                                                                                            ---  ---------        ---

                                  NATROL, INC.

4. INCOME TAXES (CONTINUED)
    The significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                                                DECEMBER 31,
                                                                                          ------------------------
                                                                                             1996         1997
                                                                                          -----------  -----------
Deferred tax assets:
  Accounts receivable reserves..........................................................  $   334,712  $   264,126
  Inventory reserves....................................................................      141,158       46,486
  Various accrued liabilities...........................................................       93,938      120,626
  State taxes...........................................................................       66,165      122,652
                                                                                          -----------  -----------
                                                                                              635,973      553,890
Deferred tax liability:
  Depreciation..........................................................................      (16,694)     (72,774)
                                                                                          -----------  -----------
                                                                                          $   619,279  $   481,116
                                                                                          -----------  -----------
                                                                                          -----------  -----------

    Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse.

5. COMMITMENTS

    The Company leases certain equipment and facilities under noncancelable operating leases that expire in various years through 2001. Rent expense under operating leases totaled $168,937, $406,446 and $641,731, for the years ended December 31, 1995, 1996 and 1997, respectively, and $44,940 and $121,196 for the three months ended March 31, 1997 and 1998, respectively. In August 1996, the Company entered into a 120-month lease for an operating facility with an option to extend the term of the lease for 60 months at 95% of the then market value for similar space.

    Future minimum lease payments under noncancelable operating leases with initial terms of one year or more consisted of the following at December 31, 1997:

1998...........................................................................  $  503,720
1999...........................................................................     526,345
2000...........................................................................     520,811
2001...........................................................................     489,258
2002...........................................................................     448,085
Thereafter.....................................................................   1,711,430
                                                                                 ----------
Total minimum lease payments...................................................  $4,199,649
                                                                                 ----------
                                                                                 ----------

6. STOCKHOLDERS' EQUITY


    In September 1996, the shares of common stock held by the original stockholders were split-up and converted into 7,027,780 shares of common stock and 25,078.1 shares of convertible participating preferred stock. In addition, the Company sold an additional 1,921.9 shares of its convertible participating preferred stock to third party investors. The total of 27,000 shares of convertible participating preferred stock purchased by the investors are convertible into (i) approximately 27% of the then

                                  NATROL, INC.

6. STOCKHOLDERS' EQUITY (CONTINUED)

outstanding shares of Common Stock of the Company on a fully diluted basis and
(ii) shares of redeemable preferred stock which are redeemable for a total of $6.0 million. The total consideration paid by the investors for the convertible participating preferred stock was $12.0 million.


    Each share of convertible participating preferred stock is convertible based on a formula upon the written election of not less than 66 2/3% of the outstanding shares of convertible participating preferred stock such that each outstanding share of convertible participating preferred stocks will convert into one share of common stock (prior to giving effect the 100-for-1 stock split described in Note 10) and one-half of one share of redeemable preferred stock, subject to adjustment for stock splits, stock dividends, recapitalizations and similar transactions. The convertible participating preferred stock has an automatic conversion feature which provides for each share of convertible participating preferred stock to be automatically converted into shares of common stock and redeemable preferred stock based on the then effective conversion price immediately upon the closing of the Company's first firm commitment public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, provided that such registration statement covers the offer and sale of common stock of which the aggregate net proceeds exceeds $15 million at a price per share reflecting a valuation of the Company's equity of at least $50 million.

    The convertible participating preferred stock contains a liquidation preference of $444.445 per share, adjusted for any stock splits, stock dividends, recapitalizations, plus any declared but unpaid dividends. The convertible participating preferred stock contains voting rights equal to the number of full shares of common stock they are convertible into.


    Upon the occurrence of certain events on or after September 26, 2002, the Company is required to redeem all of the outstanding shares of convertible participating preferred stock at the liquidation preference value. Therefore, at the time of the issuance of the convertible participating preferred stock, the Company adjusted retained earnings (deficit) by $11,142,850, which represents the difference between the proceeds received for the convertible participating preferred stock by the Company and its redemption value. Thus, the convertible participating preferred stock is recorded at its redemption value at December 31, 1996 and 1997.


RECEIVABLE FROM STOCKHOLDER

    The receivable from stockholder represents an interest bearing note from a stockholder in the amount of $562,500 issued by the stockholder to finance in part the purchase of 300,000 shares of the Company's common stock. The note bears interest at 6.60% per year with interest payments due annually. The note is due within ten days of the receipt by the stockholder of proceeds from the sale of the Company's common stock or November 14, 2006, whichever occurs first. Included in interest income is $9,300 and $37,125 for the years ended December 31, 1996 and 1997, respectively, for interest from this stockholder.

STOCK OPTIONS

    The Company has adopted the 1996 Stock Option and Grant Plan, as amended (the Plan), which authorizes the Board of Directors of the Company to grant incentive stock options or non-qualified stock options. Incentive stock options may be granted only to employees of the Company. Non-qualified stock options may be granted to officers and employees of the Company as well as to non-employees. The

                                  NATROL, INC.

6. STOCKHOLDERS' EQUITY (CONTINUED)
maximum number of shares of common stock to be issued under the Plan is 1,050,000 shares. All options granted under the Plan have been made at prices not less than the estimated fair market value of the stock at the date of grant. Generally the options granted under the Plan vest over 3-5 years. Options granted under the plan have a term of not more than 10 years.

    A summary of the Company's stock option activity, and related information is as follows:

                                                                              OUTSTANDING STOCK OPTIONS
                                                                    ---------------------------------------------
                                                                                    WEIGHTED
                                                                                    AVERAGE          EXERCISE
                                                                     NUMBER OF   EXERCISE PRICE       PRICE
                                                                      OPTIONS      PER SHARE        PER SHARE
                                                                    -----------  --------------  ----------------
Outstanding at January 1, 1996....................................          --     $       --    $             --
  Granted.........................................................     200,000          1.875               1.875
                                                                    -----------       -------    ----------------
Outstanding at December 31, 1996..................................     200,000          1.875               1.875
  Granted.........................................................     200,000          2.100               2.100
                                                                    -----------       -------    ----------------
Outstanding at December 31, 1997..................................     400,000     $    1.988    $    1.875-2.100
                                                                    -----------       -------    ----------------
                                                                    -----------       -------    ----------------
Exercisable at:
  December 31, 1996...............................................      70,000     $    1.875    $          1.875
  December 31, 1997...............................................     116,250     $    1.887    $   1.875-$2.100
                                                                    -----------       -------    ----------------
                                                                    -----------       -------    ----------------


    At December 31, 1997, 350,000 shares were available for future grant. Subsequent to year end through April 13, 1998, the Company granted 255,000 options under the Plan at exercise prices ranging from $10.40 to $13.00 per share, which were determined to be not less than the estimated fair market value of the stock at the date of grant. After these options were granted, 95,000 shares were available for future grant. The weighted average remaining contractual life for the outstanding options in years was 10 and 9.38 at December 31, 1996 and 1997, respectively.


    If the Company had elected to recognize compensation expense based on the fair value of the options granted at grant date for its stock-based compensation plans consistent with the method prescribed by SFAS No. 123, the Company's net income would have been reduced by approximately $100 and $4,900 for the years ended December 31, 1996 and 1997, respectively, and there would have been no effect on the reported earnings per share. The fair value of the options is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 1996 and 1997, respectively: dividend yield of 6.0% and 3.0%; risk free interest rate of 6.3% and 6.0%; and expected life of 6.0 years and 5.0 years.

7. PROFIT SHARING PLAN

    The Company has a profit sharing 401(k) plan that covers substantially all of its employees. Eligible employees may contribute up to 10% of their compensation. Contributions are discretionary, however, the Company generally matches 10% of the employees' contributions up to the maximum of 1% of eligible compensation. Amounts recognized as expense were $5,055, $12,764 and $0 for the years ended December 31, 1995, 1996 and 1997, respectively.

                                  NATROL, INC.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

    The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

    CASH AND CASH EQUIVALENTS: The carrying amount approximates fair value.

    ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE: The carrying amount approximates fair value.

    LONG-TERM DEBT: The fair values of the Company's long-term notes payable are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The carrying amount of long-term notes payable approximate their fair value.

9. SUBSEQUENT EVENTS

ACQUISITIONS


    On February 27, 1998, the Company purchased substantially all of the assets and assumed certain liabilities of Pure-Gar L.P. (Pure-Gar), a distributor of bulk dehydrated vegetable products and dietary supplements, for a total purchase price of $11,085,736, which included $85,736 of deferred acquisition costs. Assets purchased include accounts receivable of $2,060,716 and inventories of $1,722,865, as well as fixed assets of $149,063 and intangible assets of the business of $8,965,000. Liabilities assumed consisted primarily of trade payables of $1,854,614. In addition, the Company entered into long-term supply and royalty agreements with the seller. The supply agreement requires the seller to sell and the Company to purchase specified amounts of certain vegetable, fruit, herbal and botanical products (the "Products") manufactured by the seller. The supply agreement gives the Company the exclusive right to sell certain Products in the dietary supplement industry. The supply agreement may be terminated by either party upon a material breach of the obligations of the other party, or certain other specified conditions, if the breach is not cured within 60 days, or 15 days in the case of non-payment by the Company. The acquisition was accounted for using the purchase method, and accordingly, the acquired assets and liabilities are recorded at their estimated fair values. The excess of cost over the fair value of assets acquired will be amortized over fifteen years. Amortization expense for the three months ended March 31, 1998 was $50,000 and is included in general and administrative expenses.


    Pro forma revenues, net income, basic earnings per share and diluted earnings per share would have been $51,583,312, $3,493,037, $0.23 and $0.16, respectively, for the year ended December 31, 1997, if the acquisition of Pure-Gar had taken place on January 1, 1997. Pro forma revenues, net income, basic earnings per share and diluted earnings per share would have been $14,948,264, $1,090,636, $0.09 and $0.06, respectively, for the three months ended March 31, 1998, if the acquisition of Pure-Gar had taken place on January 1, 1998.

FINANCING

    On February 27, 1998, the Company entered into an amended credit facility (Loan Agreement) with a bank that provides for a revolving line of credit for borrowings up to $8,000,000, based on a formula, through April 30, 2001. The Loan Agreement amends and restates the previous revolving line of credit agreement with the bank. Advances under the Loan Agreement bear interest at the bank's adjusted LIBOR rate plus 1.25% or the bank's prime rate at the option of the Company. The Loan Agreement also provides for a letter of credit up to a maximum of $250,000. Proceeds from the initial funding under the Loan

                                  NATROL, INC.

9. SUBSEQUENT EVENTS (CONTINUED)
Agreement were used to assist in the funding of the Pure-Gar acquisition and further fundings are to be used for working capital requirements.

    In addition to providing for the revolving loans, the Loan Agreement provides for a term loan of $9,000,000 to be used for financing the acquisition of Pure-Gar. The term loan calls for monthly installments of $125,000 during the period March 1, 1998 through February 28, 2004 and bears interest at the bank's adjusted LIBOR rate plus 1.25% or the bank's prime rate at the option of the Company. Mandatory prepayments are required on the term loan based on excess cash flows, as defined.

    The Loan Agreement is collateralized by substantially all of the assets of the Company and requires the Company to maintain certain minimum amounts and ratios of net worth and other financial measurements.

10. PROPOSED INITIAL PUBLIC OFFERING (UNAUDITED)

    During May 1998, the Company's Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission, relating to an initial public offering of 3,200,000 shares of the Company's unissued common stock and 740,000 shares to be sold by selling stockholders. If the initial public offering is consummated under the terms anticipated, all of the convertible participating preferred stock will convert into 2,700,000 shares of common stock and 13,500 shares of redeemable preferred stock. The shares of redeemable preferred stock are then required to be immediately redeemed by the Company for $6,000,000 in cash.


    In connection with the initial public offering, the Board of Directors approved a one hundred-for-one-stock split of the Company's common stock which became effective on June 19, 1998. All references in the accompanying consolidated financial statements to the number of shares of common stock and per common share amounts have been retroactively adjusted to reflect the stock split. In addition, the Company's capital structure was changed effective June 19, 1998 to reflect 50,000,000 shares of common stock and will be further changed prior to the registration statement going effective to authorize an additional 2,000,000 shares of preferred stock. The Board of Directors has authority to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares of preferred stock without any future vote or action by the shareholders.

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Natrol, Inc.:

    We have audited the accompanying balance sheets of Pure-Gar L.P. (a division of Basic Vegetable Products, L.P.) (the "Partnership") as of December 28, 1996 and December 27, 1997 and the related statements of income, partners' equity and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Partnership at December 28, 1996 and December 27, 1997 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                                    Farber & Hass LLP

Oxnard, California
April 17, 1998

                                 PURE-GAR L.P.
                 (A DIVISION OF BASIC VEGETABLE PRODUCTS, L.P.)

                                 BALANCE SHEETS

                                                                                  DECEMBER 28,    DECEMBER 27,
                                                                                      1996            1997
                                                                                 --------------  --------------
ASSETS
Current assets:
  Cash.........................................................................   $        465    $     42,000
  Accounts receivable (less allowance for doubtful accounts of $53,000 in 1996
  and 1997)....................................................................      1,074,415       1,683,976
  Inventories..................................................................      2,684,242       1,922,753
  Prepaid expenses and other current assets....................................        169,431          66,684
                                                                                 --------------  --------------
Total current assets...........................................................      3,928,553       3,715,413

Property and equipment.........................................................        208,248         270,616
  Less accumulated depreciation and amortization...............................        (73,425)       (113,497)
                                                                                 --------------  --------------
Property and equipment--net....................................................        134,823         157,119
                                                                                 --------------  --------------
Total assets...................................................................   $  4,063,376    $  3,872,532
                                                                                 --------------  --------------
                                                                                 --------------  --------------

LIABILITIES AND PARTNERS' EQUITY
Current liabilities:
  Bank overdraft...............................................................   $    271,872    $         --
  Accounts payable.............................................................        225,611         175,166
  Accrued expenses.............................................................        313,090         234,458
  Related party payable........................................................      2,144,049       2,318,698
                                                                                 --------------  --------------
Total current liabilities......................................................      2,954,622       2,728,322
                                                                                 --------------  --------------
Partners' equity:
  Limited partner..............................................................      1,097,666       1,132,768
  General partner..............................................................         11,088          11,442
                                                                                 --------------  --------------
Total partners' equity.........................................................      1,108,754       1,144,210
                                                                                 --------------  --------------
Total liabilities and partners' equity.........................................   $  4,063,376    $  3,872,532
                                                                                 --------------  --------------
                                                                                 --------------  --------------

                       See notes to financial statements.

                                 PURE-GAR L.P.
                 (A DIVISION OF BASIC VEGETABLE PRODUCTS, L.P.)

                              STATEMENTS OF INCOME

                                                                                   YEAR ENDED      YEAR ENDED
                                                                                  DECEMBER 28,    DECEMBER 27,
                                                                                      1996            1997
                                                                                 --------------  --------------
Net sales......................................................................   $  7,947,565    $  8,708,553
Cost of goods sold.............................................................      3,802,207       3,920,226
                                                                                 --------------  --------------
Gross profit...................................................................      4,145,358       4,788,327
                                                                                 --------------  --------------
Operating expenses:
  Selling and marketing expenses...............................................      1,900,559       1,954,543
  General and administrative expenses..........................................      1,924,024       1,849,161
  Litigation settlement expense................................................             --         733,120
                                                                                 --------------  --------------
Total operating expenses.......................................................      3,824,583       4,536,824
                                                                                 --------------  --------------
Income from operations.........................................................        320,775         251,503
Related party interest expense.................................................       (177,785)       (229,735)
Other income...................................................................        119,412          13,688
                                                                                 --------------  --------------
Net income.....................................................................   $    262,402    $     35,456
                                                                                 --------------  --------------
                                                                                 --------------  --------------
Pro forma net income data:
Income before provision for income taxes.......................................   $    262,402    $     35,456
Pro forma income taxes.........................................................         85,587           5,318
                                                                                 --------------  --------------
Pro forma net income...........................................................   $    176,815    $     30,138
                                                                                 --------------  --------------
                                                                                 --------------  --------------

                       See notes to financial statements.

                                 PURE-GAR L.P.
                 (A DIVISION OF BASIC VEGETABLE PRODUCTS, L.P.)

                         STATEMENTS OF PARTNERS' EQUITY

          FOR THE YEARS ENDED DECEMBER 28, 1996 AND DECEMBER 27, 1997

                                                                           GENERAL      LIMITED
                                                                           PARTNER      PARTNER         TOTAL
                                                                          ---------  -------------  -------------
Partners' equity at January 1, 1996.....................................  $   8,464  $     837,888  $     846,352

Net income for 1996.....................................................      2,624        259,778        262,402
                                                                          ---------  -------------  -------------

Partners' equity at December 28, 1996...................................     11,088      1,097,666      1,108,754

Net income for 1997.....................................................        354         35,102         35,456
                                                                          ---------  -------------  -------------

Partners' equity at December 27, 1997...................................  $  11,442  $   1,132,768  $   1,144,210
                                                                          ---------  -------------  -------------
                                                                          ---------  -------------  -------------

                       See notes to financial statements.

                                 PURE-GAR L.P.
                 (A DIVISION OF BASIC VEGETABLE PRODUCTS, L.P.)

                            STATEMENTS OF CASH FLOWS

                                                                                   YEAR ENDED      YEAR ENDED
                                                                                  DECEMBER 28,    DECEMBER 27,
                                                                                      1996            1997
                                                                                 --------------  --------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income.....................................................................   $    262,402    $     35,456
Adjustment to reconcile net income to net cash used in operating activities:
  Depreciation and amortization................................................         26,776          40,072
Changes in operating assets and liabilities:
  Accounts receivable..........................................................         71,028        (609,561)
  Inventories..................................................................     (1,812,793)        761,489
  Prepaid expenses.............................................................       (133,426)        102,747
  Accounts payable, accrued expenses and other liabilities.....................        350,953        (400,949)
                                                                                 --------------  --------------
Net cash used in operating activities..........................................     (1,235,060)        (70,746)
                                                                                 --------------  --------------
CASH FLOWS USED BY INVESTING ACTIVITIES
  Capital expenditures.........................................................        (74,779)        (62,368)
                                                                                 --------------  --------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Net related party borrowings from limited partner............................      1,303,186         174,649
                                                                                 --------------  --------------
NET INCREASE (DECREASE) IN CASH................................................         (6,653)         41,535
CASH, BEGINNING OF YEAR........................................................          7,118             465
                                                                                 --------------  --------------
CASH, END OF YEAR..............................................................   $        465    $     42,000
                                                                                 --------------  --------------
                                                                                 --------------  --------------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
    Interest...................................................................   $         --    $         --
    Taxes......................................................................   $         --    $         --

                       See notes to financial statements.

                                 PURE-GAR L.P.
                 (A DIVISION OF BASIC VEGETABLE PRODUCTS, L.P.)

                         NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BUSINESS ACTIVITY

    Pure-Gar L.P. (a division of Basic Vegetable Products, L.P.), a Delaware Limited Partnership (the "Partnership"), is a distributor of dehydrated vegetable products and dietary supplements. The Partnership utilizes the 52/53 week convention to report financial results.

    CONCENTRATION OF CREDIT RISK

    Financial instruments that potentially subject the Partnership to significant concentrations of credit risk are principally trade accounts receivable.

    Concentrations of credit risk with respect to trade accounts receivable are due to concentrations of sales to certain customers. At December 28, 1996, one customer accounted for 24% of the Partnership's trade receivables. At December 27, 1997, two customers accounted for 17% and 16%, respectively, of the Partnership's trade receivables. The Partnership performs ongoing credit evaluations of its customers and normally does not require collateral to support accounts receivable.

    MAJOR CUSTOMERS

    During the year ended December 28, 1996, two customers accounted for 35% and 24%, respectively, of the Partnership's net sales. During the year ended December 27, 1997, two customers accounted for 22% and 20%, respectively, of the Partnership's net sales.

    MAJOR SUPPLIER

    The Partnership purchases substantially all of its raw garlic from the Partnership's limited partner, Basic Vegetable Products, L.P. ("BVP") (see Note
3). During the years ended December 28, 1996 and December 27, 1997, these purchases amounted to approximately $2,979,000 and $2,748,000, respectively, which includes a mark-up of approximately $687,000 and $634,000, respectively.

    INVENTORIES

    Inventories consist primarily of finished goods which are stated at the lower of cost (first-in, first-out basis) or market. The net amount of inventories at December 27, 1997 reflects an allowance for slow-moving and obsolete inventories totalling $208,094.

    PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. The Partnership uses the straight-line method of depreciation.

    The estimated useful lives are as follows:

Furniture and fixtures........................................       5 years
                                                                     Life of
Leasehold improvements........................................         Lease

                                 PURE-GAR L.P.
                 (A DIVISION OF BASIC VEGETABLE PRODUCTS, L.P.)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    REVENUE RECOGNITION

    The Partnership sells its products to retail outlets and food processors through a direct sales force, sales representatives and a national broker network. Sales are recorded when products are shipped to customers by the Partnership. Net sales represents products shipped, less estimated returns and allowances for which provisions are made at the time of sale.

    RESEARCH AND DEVELOPMENT

    Company-sponsored research and development costs related to both present and future products are expensed as incurred.

    INCOME TAXES

    The Partnership is not subject to Federal and state income taxes. Instead, each Partner's share of Partnership profit is reported on their separate income tax return.

    PRO FORMA NET INCOME DATA

    The unaudited pro forma net income data included in the Statements of Income was presented as if the Partnership operated as a C Corporation for the entire years ended December 28, 1996 and December 27, 1997. The pro forma income taxes represents only Federal taxes since there are no income taxes in the State of Washington where its primary facility was located.

    PERVASIVENESS OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    Based on borrowing rates currently available to the Partnership for bank loans with similar terms and maturities, the fair value of the Partnership's related party debt approximates the carrying value. Furthermore, the carrying value of all other financial instruments potentially subject to valuation risk (principally consisting of accounts receivable and accounts payable) also approximates fair value.

                                 PURE-GAR L.P.
                 (A DIVISION OF BASIC VEGETABLE PRODUCTS, L.P.)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2. PROPERTY AND EQUIPMENT

    Property and equipment consists of the following:

                                                                         1996         1997
                                                                      -----------  -----------
Furniture and fixtures..............................................  $   135,806  $   227,056
Leasehold improvements..............................................       43,560       43,560
Construction in progress............................................       28,882           --
                                                                      -----------  -----------
Total property and equipment........................................  $   208,248  $   270,616
                                                                      -----------  -----------
                                                                      -----------  -----------

3. RELATED PARTY ACTIVITIES

    The Partnership purchases substantially all of its raw garlic from the Partnership's limited partner, BVP. In addition, BVP allocated certain operating expenses to the Partnership based on BVP management's estimate of the utilization of common occupancy and labor costs for its various operating entities and divisions. Management believes the allocation methodology to be reasonable. Total purchases and allocated operating expenses amounted to $7,039,642 and $5,552,652 in the years ended December 28, 1996 and December 27, 1997, respectively. Borrowings from BVP are subject to interest at 8%. Repayments are made to BVP as funds are available. The balance in the related party payable at December 28, 1996 and December 27, 1997 represents borrowings and accrued interest thereon.

4. LEASE COMMITMENTS

    The Partnership leases office facilities and equipment under operating lease agreements. Total lease expense was $50,445 and $101,823 in the years ended December 28, 1996 and December 27, 1997, respectively. Future minimum payments required under non-cancellable operating leases as of December 27, 1997 total $29,538 for 1998.

5. LITIGATION SETTLEMENT

    In March 1997, the Partnership settled a lawsuit with a supplier for $733,120. Management does not anticipate any further liability to be incurred related to this issue.

6. SUBSEQUENT EVENT (UNAUDITED)

    In February 1998, the partners entered into an agreement with Natrol, Inc. to sell substantially all of the Partnership's assets and certain specified liabilities for approximately $11 million. In addition, the partners entered into long-term supply and royalty agreements with the buyer. The financial statements do not contain any adjustments to reflect the sale of the Partnership's assets and liabilities.

             UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME


    The unaudited pro forma consolidated statements of income presented below are based on the financial statements of the Company, giving effect to the assumptions and adjustments set forth in the footnotes to the pro forma consolidated statements of income. The pro forma statements of income have been prepared by management based on the historical financial statements of the Company and Pure-Gar L.P. (Pure-Gar) as of and for the years ended December 31, 1997 and December 27, 1997, respectively, and as of and for the three months ended March 31, 1998, adjusted where necessary to reflect the acquisition of Pure-Gar (which occured on February 27, 1998) and related operations as if the acquisition had been consummated at the beginning of the periods presented. The pro forma consolidated financial information is presented for illustrative purposes and it does not purport to represent what the consolidated results of the operations of the Company for the periods presented would have been had the acquisition been consummated as of such dates and is not indicative of the results of that may be obtained in the future.



                                         NATROL, INC.         PURE-GAR L.P.
                                          YEAR ENDED            YEAR ENDED         BUSINESS          YEAR ENDED
                                      DECEMBER 31, 1997,    DECEMBER 27, 1997,    COMBINATION    DECEMBER 31, 1997,
                                            ACTUAL                ACTUAL          ADJUSTMENTS    PRO FORMA COMBINED
                                     --------------------  --------------------  -------------  --------------------
Net sales..........................    $     42,874,759       $    8,708,553                      $     51,583,312
Cost of goods sold.................          19,799,712            3,920,226                            23,719,938
                                     --------------------        -----------                    --------------------
  Gross profit.....................          23,075,047            4,788,327                            27,863,374
                                     --------------------        -----------                    --------------------
  Selling and marketing expenses...          11,398,390            1,954,543                            13,352,933
  General and administrative
    expenses.......................           4,450,244            2,582,281          600,000(1)          7,632,525(3)
                                     --------------------        -----------                    --------------------
  Total expenses...................          15,848,634            4,536,824                            20,985,458
                                     --------------------        -----------                    --------------------
Operating income...................           7,226,413              251,503                             6,877,916
Interest income (expense), net.....            (219,555)            (216,047)        (681,832)(2)         (1,117,434)
                                     --------------------        -----------                    --------------------
Income before income tax
  provision........................           7,006,858               35,456                             5,760,482
Income tax provision...............           2,816,158                   --         (512,733)(4)          2,303,425
                                     --------------------        -----------                    --------------------
Net income.........................    $      4,190,700       $       35,456                      $      3,457,057
                                     --------------------        -----------                    --------------------
                                     --------------------        -----------                    --------------------
Basic earnings per share...........    $           0.59                                           $           0.49
                                     --------------------                                       --------------------
                                     --------------------                                       --------------------
Diluted earnings per share.........    $           0.41                                           $           0.34
                                     --------------------                                       --------------------
                                     --------------------                                       --------------------
Weighted average common shares
  outstanding--basic...............           7,100,000                                                  7,100,000
                                     --------------------                                       --------------------
                                     --------------------                                       --------------------
Weighted average common shares
  outstanding--diluted.............          10,272,859                                                 10,272,859
                                     --------------------                                       --------------------
                                     --------------------                                       --------------------


------------------------

(1) Gives effect to the amortization of goodwill of $600,000, as if the acquisition of Pure-Gar L.P. (the "Pure-Gar Acquisition") had taken place on January 1, 1997.

(2) Gives effect to pro forma interest expense of $1,151,817 offset by actual interest expense of $469,985, as if the debt incurred in the Pure-Gar Acquisition was made on January 1, 1997. Pro forma interest expense is based on a term note (8.5% interest rate) and line of credit (8.5% to 7.69% interest rate) with principal balances of $8,875,000 and $5,524,167, respectively.

(3) Pro forma general and administrative expenses include a non-recurring legal settlement expense incurred by Pure-Gar of $733,000.

(4) Gives effect to taxes for adjustments described in footnotes 1 and 2 such that the pro forma income tax provision is at the statutory rate for the period presented.

                                                 NATROL, INC.     PURE-GAR L.P.                     THREE MONTHS
                                                 THREE MONTHS      THREE MONTHS                        ENDED
                                                    ENDED             ENDED          BUSINESS     MARCH 31, 1998,
                                               MARCH 31, 1998,   MARCH 31, 1998,    COMBINATION      PRO FORMA
                                                    ACTUAL            ACTUAL        ADJUSTMENTS       COMBINED
                                               ----------------  ----------------  -------------  ----------------
Net sales....................................   $   11,879,996    $    3,068,268             --    $   14,948,264
Cost of goods sold...........................        5,707,501         1,735,495             --         7,442,996
                                               ----------------  ----------------                 ----------------
  Gross Profit...............................        6,172,495         1,332,773             --         7,505,268
                                               ----------------  ----------------                 ----------------
Selling expenses.............................        3,283,612           717,945             --         4,001,557
General and administrative expenses..........        1,198,943           377,134        100,000(1)       1,676,077
                                               ----------------  ----------------  -------------  ----------------
  Total expenses.............................        4,482,555         1,095,079             --         5,677,634
                                               ----------------  ----------------  -------------  ----------------
Operating income.............................        1,689,940           237,694             --         1,827,634
Interest income (expense), net...............          (63,207)         (100,424)       136,276(2)        (299,907)
                                               ----------------  ----------------  -------------  ----------------
Income before income tax provision...........        1,626,733           137,270             --         1,527,727
Income tax provision.........................          650,694                --         39,603(3)         611,091
                                               ----------------  ----------------  -------------  ----------------
Net income...................................   $      976,039    $      137,270             --    $      916,636
                                               ----------------  ----------------  -------------  ----------------
                                               ----------------  ----------------  -------------  ----------------
Basic earnings per share.....................   $         0.14                                     $         0.15
                                               ----------------                                   ----------------
                                               ----------------                                   ----------------
Diluted earnings per share...................   $         0.10                                     $         0.11
                                               ----------------                                   ----------------
                                               ----------------                                   ----------------
Weighted average common shares
  outstanding--basic.........................        7,100,000                                          7,100,000
                                               ----------------                                   ----------------
                                               ----------------                                   ----------------
Weighted average common shares
  outstanding--diluted.......................       10,272,859                                         10,272,859
                                               ----------------                                   ----------------
                                               ----------------                                   ----------------


------------------------

(1) Gives effect to the amortization of goodwill of $150,000, as if the Pure-Gar Acquisition had taken place on January 1, 1998, net of recorded goodwill amortization.

(2) Gives effect to pro forma interest expense of $299,907 offset by actual interest expense of $163,631, as if the debt incurred in the Pure-Gar Acquisition was made on January 1, 1998. Pro forma interest expense is based on a term note (8.5% interest rate) and line of credit (8.5% to 7.69% interest rate) with principal balances of $8,875,000 and $5,524,167, respectively.

(3) Gives effect to taxes for adjustments described in footnotes 1 and 2 such that the pro forma income tax provision is at the statutory rate for the period presented.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
Use of Proceeds...........................................................   16
Dividend Policy...........................................................   16
Capitalization............................................................   17
Dilution..................................................................   18
Selected Consolidated Financial Data......................................   19
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   20
Business..................................................................   28
Management................................................................   41
Certain Transactions......................................................   48
Principal and Selling Stockholders........................................   49
Description of Capital Stock..............................................   51
Shares Eligible for Future Sale...........................................   54
Underwriting..............................................................   56
Legal Matters.............................................................   57
Experts...................................................................   57
Additional Information....................................................   58
Index to Financial Statements.............................................  F-1


                            ------------------------

    UNTIL        , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                3,940,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                 --------------

                                   PROSPECTUS

                                 --------------

                          Adams, Harkness & Hill, Inc.
                             NationsBanc Montgomery
                                 Securities LLC
                               Piper Jaffray Inc.
                                        , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION (1)

    The following table sets forth the estimated expenses payable by the Company in connection with this offering (excluding underwriting discounts and commissions):


NATURE OF EXPENSE                                                                   AMOUNT
-------------------------------------------------------------------------------  -------------
SEC Registration Fee...........................................................  $      18,714
NASD Filing Fee................................................................          6,844
Nasdaq Listing Fee.............................................................         84,875
Accounting Fees and Expenses...................................................        190,000
Legal Fees and Expenses........................................................        450,000
Printing Expenses..............................................................        175,000
Blue Sky Qualification Fees and Expenses.......................................         11,800
Transfer Agent's Fee...........................................................         10,500
Miscellaneous..................................................................        102,267
                                                                                 -------------
  TOTAL........................................................................  $   1,050,000


------------------------


(1) The amounts set forth above, except for the SEC, NASD and Nasdaq fees, are in each case estimated.


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    In accordance with Section 145 of the General Corporation Law of the State of Delaware (the "DGCL"), Article VIII of the Company's Amended and Restated Certificate of Incorporation (the "Certificate") provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, or (iv) for any transaction from which the director derived an improper personal benefit. In addition, the Certificate provides that if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

    Article V of the Company's Amended and Restated By-laws provides for indemnification by the Company of its officers and certain non-officer employees under certain circumstances against expenses (including attorneys fees, judgments, fines and amounts paid in settlement) reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceeding in which any such person is involved by reason of the fact that such person is or was an officer or employee of the Company if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to criminal actions or proceedings, if such person had no reasonable cause to believe his or her conduct was unlawful.

    The Company has entered into indemnification agreements with each of its directors reflecting the foregoing provisions of its By-laws and requiring the advancement of expenses in proceedings involving such directors in most circumstances.

    The Stock Purchase and Shareholders Agreement, filed as Exhibit 2.1 hereto, provides for indemnification by the Company of certain of its existing principal stockholders and the controlling persons of such stockholders (one of whom is a director of the Company) against claims and liabilities, including claims and liabilities arising under the securities laws.

    Under Section 10 of the Underwriting Agreement filed as Exhibit 1.1 hereto, the Underwriters have agreed to indemnify, under certain conditions, the Company, its directors, certain officers and persons who control the Company within the meaning of the Securities Act against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES


    Set forth in chronological order below is information regarding the number of share of capital stock issued by the Company for the past three years beginning in May 1995. Further included is the consideration, if any, received by the Company for such shares, and information relating to the section of the Securities Act of 1933, as amended (the "Securities Act"), or rule of the Securities and Exchange Commission under which exemption from registration was claimed. The following transactions give effect to the Company's 100-to-1 stock split of its Common Stock, effected on June 19, 1998.


    (1) In September 1996, pursuant to a Stock Purchase and Shareholders' Agreement, the Company and certain stockholders of the Company sold an aggregate of 27,000 shares of the Company's Convertible Participating Preferred Stock for an aggregate purchase price of $12.0 million to Advent VII L.P., Advent Atlantic and Pacific III L.P., Advent New York L.P., and TA Venture Investors Limited Partnership, in reliance upon the exemption from registration under Regulation D of the Securities Act.

    (2) In November 1996, pursuant to the Company's 1996 Stock Plan, the Company sold 300,000 shares of restricted Common Stock for an aggregate purchase price of $562,800 to an employee in reliance upon the exemption from registration under Rule 701 promulgated under the Securities Act.

    (3) In November 1996, pursuant to the Company's 1996 Stock Plan, the Company granted options to purchase up to an aggregate of 200,000 shares of Common Stock to two employees in reliance upon the exemption from registration under Rule 701 promulgated under the Securities Act.

    (4) In July 1997, pursuant to the Company's 1996 Stock Plan, the Company granted an option to purchase up to 100,000 shares of Common Stock to an employee in reliance upon the exemption from registration under Rule 701 promulgated under the Securities Act.

    (5) In August 1997, pursuant to the Company's 1996 Stock Plan, the Company granted an option to purchase up to 100,000 shares of Common Stock to an employee in reliance upon the exemption from registration under Rule 701 promulgated under the Securities Act.

    (6) In April 1998, pursuant to the Company's 1996 Stock Plan, the Company granted options to purchase up to an aggregate of 225,000 shares of Common Stock to eight employees in reliance upon the exemption from registration under Rule 701 promulgated under the Securities Act.


    (7) In April 1998, pursuant to the Company's 1996 Stock Plan, the Company granted options to purchase up to an aggregate of 25,000 shares of Common Stock to a director in reliance upon the exemption from registration under Rule 701 promulgated under the Securities Act.


    (8) In April 1998, pursuant to the Company's 1996 Stock Plan, the Company granted an option to purchase up to 5,000 shares of Common Stock to a consultant in reliance upon the exemption from registration under Rule 701 promulgated under the Securities Act.


    (9) In May 1998, pursuant to the Company's 1996 Stock Plan, the Company granted an option to purchase up to 25,000 shares of Common Stock to an employee in reliance upon the exemption from registration under Rule 701 promulgated under the Securities Act.

    (10) In June 1998, pursuant to the Company's 1996 Stock Plan, the Company granted an option to purchase up to 5,000 shares of Common Stock to an employee in reliance upon the exemption from registration under Rule 701 promulgated under the Securities Act.



    (11) In June 1998, pursuant to the Company's 1996 Stock Plan, the Company granted options to purchase up to 35,000 shares of Common Stock to two consultants in reliance upon the exemption from registration under Rule 701 promulgated under the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


                 1.1  Form of Underwriting Agreement.
    *            2.1  Stock Purchase and Shareholders' Agreement dated as of September 30, 1996 by and among the
                      Registrant and the Investors named therein (excluding schedules, which the Registrant agrees to furnish supplementally to the Commission upon request).
    *            3.1  Amended and Restated Certificate of Incorporation.
                 3.2  Amendment to Amended and Restated Certificate of Incorporation.
                 3.3  Form of Second Amended and Restated Certificate of Incorporation (to be filed immediately prior to effectiveness of the Registration Statement).
                 3.4  Form of Third Amended and Restated Certificate of Incorporation (to be filed following the closing of the Offering referred to in the Registration Statement).
    *            3.5  By-Laws.
                 3.6  Form of Amended and Restated By-laws (to be effective upon effectiveness of the Registration
                      Statement).
    *            4.1  Specimen certificate for shares of Common Stock, $.01 par value, of the Registrant.
                 5.1  Opinion of Goodwin, Procter & Hoar LLP as to the validity of the securities being offered.
    *           10.1  Lease dated as of August 12, 1996, as amended by Amendment No. 1, between the Registrant and
                      Lincoln-Whitehall Pacific, L.L.C.
                10.2  Amended and Restated 1996 Stock Option and Grant Plan of the Registrant.
                10.3  1998 Employee Stock Purchase Plan of the Registrant.
    *           10.4  Form of Indemnification Agreement between the Registrant and each of its directors.
    *           10.5  Restricted Stock Agreement dated November 14, 1996 by and between the Registrant and Dennis R.
                      Jolicoeur.
    *           10.6  Promissory Note of Dennis R. Jolicoeur dated November 14, 1996.
    *           10.7  Pledge Agreement dated as of November 14, 1996 by and between the Registrant and Dennis R.
                      Jolicoeur.
    *           10.8  Amended and Restated Credit Agreement with Wells Fargo Bank, N.A.
    *           10.9  Form of Stock Option Agreement
    +          10.10  Supply Agreement dated as of February 28, 1998, by and between the Registrant and Basic Vegetable
                      Products, L.P.
    +          10.11  Distributorship/Packager/Supply Agreement dated as of January 1, 1995 by and between the Registrant and Inter-Cal Corporation.
    *          10.12  Letter Agreement dated July 18, 1997 between the Registrant and Jon J. Denis.
               10.13  Description of salary and incentive bonus arrangements for Dennis R. Jolicoeur, Cheryl R. Richitt and Gary P. DeMello.
    *           21.1  Subsidiaries of the Registrant.
                23.1  Consent of Goodwin, Procter & Hoar LLP (included in Exhibit 5.1 hereto).
                23.2  Consent of Ernst & Young LLP.
                23.3  Consent of Farber & Hass.
    *           24.1  Powers of Attorney
    *           27.1  Financial Data Schedule.


------------------------

*   Previously filed.


+ Portions of these Exhibits have been deleted from the publicly filed documents and have been filed separately with the Commission pursuant to a request for confidential treatment.

    (B) FINANCIAL STATEMENT SCHEDULES


    Schedule II--Valuation and Qualifying Accounts



    Schedules not listed above have been omitted because they are not required or because the required information is given in the Financial Statements or Notes thereto.


ITEM 17. UNDERTAKINGS

    The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to the Registration Statement (File No. 333-52109) to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chatsworth, State of California, on July 2, 1998.



                                NATROL,
                                INC.

                                By:
                                /S/
                                ELLIOTT
                                BALBERT
                                -
                                       Elliott
                                   Balbert
                                       PRESIDENT
                                   AND CHIEF
                                   EXECUTIVE
                                   OFFICER



    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



SIGNATURE                                 TITLE                    DATE
------------------------------  --------------------------  -------------------

/S/ ELLIOTT BALBERT
------------------------------  Chairman of the Board,         July 2, 1998
Elliott Balbert                 Chief Executive Officer,
                                President and Director
                                (Principal Executive
                                Officer)

/S/ DENNIS R. JOLICOEUR
------------------------------  Chief Financial Officer,       July 2, 1998
Dennis R. Jolicoeur             Executive Vice President
                                and Director (Principal
                                Financial Officer and
                                Principal Accounting
                                Officer)

                     *
------------------------------  Director                       July 2, 1998
Norman Kahn

                     *
------------------------------  Director                       July 2, 1998
David Laufer

                     *
------------------------------  Director                       July 2, 1998
P. Andrews McLane

*By: /S/ ELLIOTT BALBERT
    --------------------------
    Elliott Balbert,
    Attorney-in-Fact

                                                                     SCHEDULE II


                                  NATROL, INC.
                       VALUATION AND QUALIFYING ACCOUNTS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995



COLUMN A                                       COLUMN B            COLUMN C           COLUMN D     COLUMN E
--------------------------------------------  -----------  ------------------------  -----------  -----------
                                              BALANCE AT   CHARGED TO   CHARGED TO                  BALANCE
                                               BEGINNING    COSTS AND      OTHER                    AT END
DESCRIPTION                                    OF PERIOD     EXPENSE     ACCOUNTS    DEDUCTIONS    OF PERIOD
--------------------------------------------  -----------  -----------  -----------  -----------  -----------
Year Ended December 31, 1997                  $   198,000   $ 801,000       --        $ 794,000(1) $   205,000

Year Ended December 31, 1996                  $   200,000   $ 541,000       --        $ 543,000(1) $   198,000

Year Ended December 31, 1995                  $   205,000   $ 244,000       --        $ 249,000(1) $   200,000


------------------------

(1) Represents actual returns of goods.

                                      S-1